As filed with the Securities and Exchange Commission on July 6, 2005

Registration No.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FCB BANCORP

(Exact Name of Registrant as Specified in its Charter)

California

(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

1100 Paseo Camarillo
Camarillo, California 93010
(805) 484-0534
(Address, including Zip Code, and Telephone Number,
including Area Code, of Registrant’s Principal Executive Offices)

C. G. Kum
President and Chief Executive Officer
FCB Bancorp
1100 Paseo Camarillo
Camarillo, California 93010
(805) 484-0534
(Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

Copies to:
Gary M. Horgan, Esq.
Young H. Park, Esq.
Horgan, Rosen, Beckham & Coren, L.L.P.
23975 Park Sorrento, Suite 200
Calabasas, California 91302
Phone (818) 591-2121
Fax (818) 591-3838

Approximate date of commencement of proposed sale to the public:                     , 2005

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

			Proposed		Proposed
Title of Each Class			Maximum		Maximum
of Securities to be	Amount to be		Offering Price		Aggregate	Amount of
Registered	Registered		Per Share		Offering Price	Registration Fee
Common Stock, no par value	2,241,057	[1]	$20.07	[2]	$44,978,013.99	$5,293.91

[1]	The estimated maximum number of shares to be issued includes approximately 78,250 shares anticipated to be issued pursuant to the exercise of outstanding stock options.

[2]	Calculated in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, based on the market value as of June 20, 2005, the date of the most recent trade in shares of First California Bank common stock.

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

[ON BANK LETTERHEAD]

PROSPECTUS
FCB BANCORP

                    , 2005

Dear Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of First California Bank which will be held on                     , 2005, at the Bank’s main office located at 1150 Paseo Camarillo, Camarillo, California 93010, at                      p.m.

     You will be asked at the meeting to approve a merger agreement pursuant to which the Bank will become a wholly-owed subsidiary of a newly formed bank holding company, FCB Bancorp, which has been organized at the direction of your Board of Directors. If the merger is approved, your Bank stock will be converted, without recognition of gain or loss for tax purposes, into stock of FCB Bancorp on a share-for-share basis. Your current stock certificates will represent shares in the holding company, and it will not be necessary for you to exchange stock certificates, although you may do so if you so desire. A detailed explanation of the proposed merger is contained in the accompanying Proxy Statement.

     Management believes that the formation of a holding company will provide business alternatives for your Bank which are desirable to compete with other major banks and larger regional banks, many of which have been similarly reorganized. The formation of the holding company will also facilitate our proposed acquisition of South Coast Bancorp, Inc., also described in more detail in the accompanying Proxy Statement. Your Board of Directors unanimously believes that the proposed merger is in the best interests of the Bank’s shareholders and recommends a vote “For” the proposal.

     At the meeting you will also be asked to consider and approve the FCB Bancorp 2005 Stock Option Plan which is intended to replace the Bank’s stock option plan. This proposal is more fully described in the accompanying Proxy Statement. Your favorable vote on this matter is also requested by your Board of Directors.

     It is important that your shares be represented at the meeting. Whether or not you plan to attend the meeting you are requested to complete, date, sign and return the enclosed Proxy in the enclosed envelope, at your earliest convenience.

     The accompanying Proxy Statement is also deemed under federal securities laws to be a prospectus by which FCB Bancorp offers the Common Stock which you will receive in the proposed merger. This is the reason for the statement in bold-face type below which is required on all prospectuses.

Sincerely yours,

C. G. Kum
President and Chief Executive Officer

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is                     , 2005

FIRST CALIFORNIA BANK
1150 Paseo Camarillo
Camarillo, California 93010
Telephone: (805) 484-0534

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD                     , 2005
AT                      P.M.

TO THE SHAREHOLDERS OF FIRST CALIFORNIA BANK:

     NOTICE IS HEREBY GIVEN that, pursuant to the Bylaws of First California Bank and the call of its Board of Directors, a Special Meeting of Shareholders (the “Meeting”) of First California Bank (the “Bank”) will be held at the Bank’s main office located at 1150 Paseo Camarillo, Camarillo, California 93010, on                     ,                     , 2005, at                      p.m., for the purpose of considering and voting on the following matters:

     1. Approval of Bank Holding Company Reorganization. Considering and voting on a Plan of Reorganization and Merger Agreement dated May 19, 2005 (the “Merger Agreement”), which provides for the merger of the Bank with a wholly-owned subsidiary of the newly-formed holding company, FCB Bancorp, as a result of which shareholders of the Bank will receive for their shares of the Bank’s Common Stock an equal number of shares of FCB Bancorp’s Common Stock. These transactions are more fully described in the enclosed Proxy Statement and in the Merger Agreement attached as Exhibit A to the Proxy Statement.

     2. Approval of Stock Option Plan. Approving, as prospective shareholders of FCB Bancorp, the FCB Bancorp 2005 Stock Option Plan, which is intended to replace the Bank’s stock option plan, as described in the enclosed Proxy Statement.

     3. Adjournments. Approving, if necessary, to adjourn the Meeting to solicit additional proxies in favor of the Merger Agreement and/or the Stock Option Plan.

     4. Other Business. Transacting such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

     The Board of Directors has fixed the close of business on                     , 2005, as the record date for determination of shareholders entitled to notice of, and the right to vote at, the Meeting.

     SINCE IMPORTANT MATTERS ARE TO BE CONSIDERED AT THE MEETING, IT IS VERY IMPORTANT THAT EACH SHAREHOLDER VOTE.

     WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON. THE ENCLOSED PROXY IS SOLICITED BY THE BANK’S BOARD OF DIRECTORS. ANY SHAREHOLDER WHO EXECUTES AND DELIVERS SUCH A PROXY HAS THE RIGHT TO REVOKE IT AT ANY TIME BEFORE IT IS EXERCISED BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE BANK, BY SUBMITTING PRIOR TO THE MEETING A PROPERLY EXECUTED PROXY BEARING A LATER DATE, OR BY BEING PRESENT AT THE MEETING AND ELECTING TO VOTE IN PERSON BY ADVISING THE CHAIRMAN OF THE MEETING OF SUCH ELECTION.

     PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING SO THAT THE BANK CAN ARRANGE FOR ADEQUATE ACCOMMODATIONS.

By Order of the Board of Directors

Thomas E. Anthony,
Secretary

                    , 2005

FIRST CALIFORNIA BANK
1150 Paseo Camarillo
Camarillo, California 93010
Telephone: (805) 484-0534

PROXY STATEMENT
SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD                     , 2005

Page
INTRODUCTION
Agenda for the Meeting
The Bank Holding Company Reorganization
Reasons for the Merger
South Coast Bancorp, Inc.
Differences in Rights as Shareholders of the Holding Company
Federal Income Tax Consequences
Government Regulation and Supervision
Rights of Dissenting Shareholders
Conditions for Consummation; Anticipated Effective Date; Termination
Revocability of Proxies
Persons Making the Solicitation
Vote Required
Adjournments
Selected Financial and Other Data
RISK FACTORS
Risks Related to the Holding Company Reorganization
Risks Related to First California Bank
Risks Related to Our Common Stock
Risks Related to the SCB, Inc. Acquisition
AVAILABLE INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
VOTING SECURITIES
SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PROPOSAL 1 - BANK HOLDING COMPANY REORGANIZATION
General
Reasons for the Merger
Description of the Merger
Ratification and Approval of the Merger
Description of FCB Bancorp Common Stock
Comparison of First California Bank and FCB Bancorp Corporate Structures
The Holding Company
Directors and Executive Officers
Supervision and Regulation — FCB Bancorp
Permitted Non-Banking Activities
Federal Income Tax Consequences
Dissenters’ Rights
Restrictions on Affiliates
Business of First California Bank
Management’s Discussion and Analysis of Financial Condition and Results of Operations — First California Bank
Quantitative and Qualitative Disclosures About Market Risk
Supervision and Regulation — First California Bank
Trading in the Bank’s and the Holding Company’s Common Stock
Pro Forma Capitalization
Vote Required
SOUTH COAST BANCORP, INC

Page
Background and Description of South Coast Bancorp, Inc. Transaction
Description of the Acquisition Agreement
Selected Financial and Other Data — South Coast Bancorp, Inc.
Management’s Discussion and Analysis of Financial Condition and Results of Operations — South Coast Bancorp
Selected Historical Financial Data
Unaudited Pro Forma Combined Consolidated Financial Information
COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS
Summary Compensation
Stock Options
Employment Agreements
Employee 401(k) Plan
Directors’ Compensation
Personnel Committee Interlocks and Insider Participation
Personnel Committee Report on Executive Compensation
Related Party Transactions
PROPOSAL 2 – APPROVAL OF 2005 STOCK OPTION PLAN
Introduction
Summary of the Plan
Federal Income Tax Consequences
Certain Information Concerning All Options
Exchange of Options in Reorganization
Vote Required
VALIDITY OF COMMON STOCK
EXPERTS
OTHER MATTERS

PLAN OF REORGANIZATION AND MERGER AGREEMENT	Exhibit A
INDEX TO FINANCIAL STATEMENTS	F-1
EX-5
EX-23.2
EX-23.3
EX-99

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FCB BANCORP OR FIRST CALIFORNIA BANK. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN ANY JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY SALE MADE HEREUNDER SHALL CREATE, UNDER ANY CIRCUMSTANCES, AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FIRST CALIFORNIA BANK OR FCB BANCORP SINCE THE DATE HEREOF.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT COST UPON REQUEST FROM ROMOLO SANTAROSA, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, 1100 PASEO CAMARILLO, CAMARILLO, CALIFORNIA 93010, PHONE (805) 322-9333. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY                     , 2005.

ii

INTRODUCTION

     This Proxy Statement is furnished in connection with the solicitation of Proxies for use at a Special Meeting of Shareholders (the “Meeting”) of First California Bank (the “Bank”) to be held at the Bank’s main office located at 1150 Paseo Camarillo, Camarillo, California 93010, on                     ,                     , 2005, at                     p.m., and at any and all adjournments thereof.

     It is expected that this Proxy Statement and accompanying Notice and form of Proxy will be mailed to shareholders on or about                     , 2005.

Agenda for the Meeting

     The matters to be considered and voted upon at the Meeting will be:

     1. Approval of Bank Holding Company Reorganization. Considering and voting on a Plan of Reorganization and Merger Agreement dated May 19, 2005 (the “Merger Agreement”), which provides for the merger of the Bank with a wholly-owned subsidiary of the newly-formed holding company, FCB Bancorp (the “Holding Company”), as a result of which shareholders of the Bank will receive for their shares of the Bank’s Common Stock an equal number of shares of FCB Bancorp’s Common Stock. These transactions are more fully described herein and in the Merger Agreement attached as Exhibit A hereto.

     2. Approval of Stock Option Plan. Approving, as prospective shareholders of FCB Bancorp, the FCB Bancorp 2005 Stock Option Plan, which is intended to replace the Bank’s stock option plan, as described more fully herein.

     3. Adjournments. Approving, if necessary, to adjourn the Meeting to solicit additional proxies in favor of the Merger Agreement and/or the Stock Option Plan.

     4. Other Business. Transacting such other business as may properly come before the Meeting and any adjournment or adjournments thereof.

The Bank Holding Company Reorganization

     At the direction of the Bank, FCB Bancorp was incorporated on January 25, 2005 under the laws of the State of California to serve as the holding company for the Bank. At the effective date of the merger, shareholders of the Bank will automatically become shareholders of the Holding Company; accordingly, shareholders will not be requested to surrender their Bank stock certificates for new certificates. The Bank will conduct its business in substantially the same manner and from the same offices as the Bank did prior to the merger. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Description of the Merger.”)

Reasons for the Merger

     The Board of Directors believes the establishment of a holding company structure for the Bank will provide greater flexibility in responding to the expanding financial needs of the Bank’s customers and in meeting increasing and ever-changing forms of competition for the furnishing of financial services. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Reasons for the Merger.”)

South Coast Bancorp, Inc.

     In addition to serving as the holding company for the Bank, the Holding Company, through its wholly-owned subsidiary SCB Merger Corp (the “Merger Sub”), intends to acquire South Coast Bancorp, Inc. (“South Coast Bancorp” or “SCB”), Irvine, California. FCB Bancorp entered into an Agreement and Plan of Reorganization dated as of February 2, 2005 (the “Acquisition Agreement”) with First California Bank, SCB Merger Corp., SCB, and South Coast Commercial Bank (“SCCB”), a wholly-owned subsidiary of SCB, pursuant to which FCB Bancorp will acquire and then immediately thereafter merge with SCB.

     Pursuant to the terms of the Acquisition Agreement, FCB Bancorp has organized SCB Merger Corp. as a new California corporation and wholly-owned subsidiary of FCB Bancorp. At the effective time of the merger, SCB Merger Corp. will merge with and into SCB, with SCB surviving the merger. For an instant in time, SCB will be a wholly-owned subsidiary of FCB Bancorp before it is merged with and into FCB Bancorp, the surviving holding company. As a result of the Acquisition, First California Bank and SCCB will be separate wholly-owned subsidiaries of FCB Bancorp. As soon as practical after the Acquisition, FCB Bancorp intends to either consolidate the two banks under First California Bank’s charter or enter into an asset purchase and liability assumption agreement pursuant to which substantially all of the assets and liabilities of SCCB would be acquired/assumed by First California Bank. The asset purchase alternative would be utilized if the California Department of Financial Institutions were to permit the acquisition of SCCB (reduced to a minimum level of capital, assets and liabilities) by a third party financial institution.

     SCB will be acquired by FCB Bancorp pursuant to the acquisition/merger of SCB in consideration for the payment of the aggregate cash amount of $36.0 million, subject to certain adjustments, for all of the outstanding shares of South Coast Bancorp common stock. In anticipation of closing the Acquisition, FCB Bancorp intends to: (i) raise approximately $22.0 million from a private placement offering (the “2005 Private Offering”) of its common stock for which Keefe, Bruyette & Woods is acting as the placement agent; (ii) issue approximately $10.0 million in “trust preferred securities,” a portion of which qualifies as Tier 1 capital; and (iii) accept a cash dividend from First California Bank in the amount of approximately $5.0 million; substantially all of the proceeds of which will be used to fund the Acquisition and to pay the expenses (legal, accounting, printing, filing fees, etc.) to be incurred by FCB Bancorp in connection with both the holding company formation and the Acquisition. As of the mailing date of this proxy statement, FCB Bancorp has already received subscriptions for $22.0 million in connection with the 2005 Private Offering.

     FCB Bancorp will account for its acquisition of South Coast Bancorp using the purchase method of accounting for business combinations. Accordingly, the total estimated purchase price will be allocated to SCB’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The difference between the adjusted purchase price and the net assets acquired will be recorded as goodwill by FCB Bancorp and will be periodically evaluated in the future for impairment.

     Under the terms of the Acquisition Agreement, the proposed holding company formation is a condition to closing the Acquisition and in the event that shareholder approval of the proposed holding company reorganization is not obtained, the Acquisition will not be completed and the Holding Company, but not the Bank, may be liable to SCB for liquidated damages of $2.5 million.

Differences in Rights as Shareholders of the Holding Company

     After consummation of the merger, matters requiring the approval of the Bank’s shareholders, such as amendments to the Bank’s Articles of Incorporation or a merger of the Bank and another corporation, will be subject to the approval of the Holding Company as the Bank’s sole shareholder. With respect to charter documents, under California law, amendments to the Bank’s Articles of Incorporation require the California Department of Financial Institution’s (the “DFI”) approval, in addition to any shareholder approvals which may be required. Amendments to the Holding Company’s Articles of Incorporation do not require the DFI’s approval. Additionally, there are differences in regulatory and statutory requirements for the payment of cash dividends by the Bank and the Holding Company. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Dividends.”)

Federal Income Tax Consequences

     The merger is intended to qualify for federal income tax purposes as a tax-free “reorganization” under Section 368(a)(1)(A) of the Internal Revenue Code in which no gain or loss will be recognized by a Bank shareholder upon the receipt of Holding Company Common Stock in exchange for Bank Common Stock. A tax opinion to that effect has been obtained from ___, independent special tax advisor to the Holding Company. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Federal Income Tax Consequences.”)

Government Regulation and Supervision

     After the merger, the Holding Company will be subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”), and will be subject to regulation by the Board of Governors of the Federal Reserve System (the “FRB”) with respect to its operations as a bank holding company. The Bank will continue to be subject to regulation by the same governmental agencies that currently regulate the Bank. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Supervision and Regulation — FCB Bancorp” and “- Supervision and Regulation — First California Bank.”)

Rights of Dissenting Shareholders

     Those shareholders of the Bank who object to the merger are not entitled to dissent from the merger and receive payment of the fair value of their shares.

Conditions for Consummation; Anticipated Effective Date; Termination

     The consummation of the merger is subject to, among other things: (i) the affirmative vote of the holders of a majority of the outstanding shares of the Bank’s Common Stock; (ii) the approval of the California Department of Financial Institutions; (iii) the approval of the Federal Deposit Insurance Corporation; and (iv) the approval of the Federal Reserve Board. Applications for the regulatory approvals have been filed with all 3 regulatory agencies. The merger is not expected to be consummated until September, 2005. The merger may be terminated by either the Holding Company or the Bank prior to the approval of the merger by the shareholders of such party or by the mutual consent of the Boards of Directors of the Holding Company and the Bank after any shareholder group has taken the requisite affirmative action. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION - Ratification and Approval of the Merger.”)

Revocability of Proxies

     A form of Proxy for voting your shares at the Meeting is enclosed. Any shareholder who executes and delivers such a Proxy has the right to revoke it at any time before it is exercised by filing with the Secretary of the Bank an instrument revoking it or a duly executed Proxy bearing a later date. In addition, the powers of the Proxy Holders will be revoked if the person executing the Proxy is present at the Meeting and elects to vote in person by advising the Chairman of such election. Subject to such revocation, all shares represented by a properly executed Proxy received in time for the Meeting will be voted by the Proxy Holders in accordance with the instructions specified on the Proxy. IF NO INSTRUCTION IS SPECIFIED WITH RESPECT TO A PROPOSAL TO BE ACTED UPON, THE SHARES REPRESENTED BY YOUR EXECUTED PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL LISTED ON THE PROXY. IF ANY OTHER BUSINESS IS PROPERLY PRESENTED AT THE MEETING, THE PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BANK’S BOARD OF DIRECTORS.

Persons Making the Solicitation

     This solicitation of Proxies is being made by the Board of Directors of the Bank. The expense of preparing, assembling, printing and mailing this Proxy Statement and the materials used in the solicitation of Proxies for the Meeting will be borne by the Bank. It is contemplated that Proxies will be solicited principally through the use of the mail, but officers, directors and employees of the Bank may solicit Proxies personally or by telephone, without receiving special compensation therefore. Although there is no formal agreement to do so, the Bank may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these Proxy Materials to shareholders whose stock in the Bank is held of record by such entities. In addition, the Bank may use the services of individuals or companies it does not regularly employ in connection with this solicitation of Proxies, if Management determines it advisable.

Vote Required

     A majority of the outstanding shares, represented in person or by proxy, is required for a quorum. Approval of the Merger Agreement requires the approval of the holders of a majority of the outstanding shares of the Bank’s Common Stock. Approval of the Stock Option Plan and authority to vote for adjournments to solicit additional Proxies require the approval of a majority vote of the shares represented at the Meeting. Abstentions and broker non-votes are counted towards a quorum but abstentions and broker non-votes are the equivalent of “no” votes with respect to the approvals of the Merger Agreement, the Stock Option Plan and authority to vote for adjournments to solicit additional Proxies. The Bank’s directors and executive officers own approximately 58% of the Bank’s issued and outstanding common stock.

Adjournments

     Although it is not anticipated, the Meeting may be adjourned for the purpose of soliciting additional Proxies in favor of the Merger and/or the Stock Option Plan. Any adjournment of the Meeting may be made without notice, other than by an announcement made at the Meeting, by approval of the holders a majority of the shares of the Bank’s Common Stock present in person or represented by proxy at the Meeting, whether or not a quorum exits. Any adjournment of the Meeting for the purpose of soliciting additional proxies will allow the Bank’s shareholders who have already sent in their Proxies to revoke them at any time prior to their use.

Selected Financial and Other Data — First California Bank

The following table sets forth First California Bank’s statistical information as of and for each of the years in the five-year period ended December 31, 2004 and for the three months ended March 31, 2005 and 2004. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and First California Bank’s audited financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and related notes included elsewhere herein and First California Bank’s unaudited financial statements as of and for the three months ended March 31, 2005 and 2004 and related notes included elsewhere herein. The selected financial data was derived as of and for the years ended December 31, 2000 through December 31, 2004 from First California Bank’s historical audited financial statements for those fiscal years and First California Bank’s unaudited financial statements as of and for the three months ended March 31, 2005 and 2004. First California Bank’s unaudited financial statements included, in Management’s opinion, all normal and recurring adjustments that they consider necessary for a fair statement of the results. The operating results for the three months ended March 31, 2005 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2005.

	As of or for the three months
	ended March 31,		As of or for the years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, expect per share data)
Results of Operations
Net interest income	$3,102	$3,009	$11,656	$10,898	$9,141	$7,488	$6,804
Provision for loan losses	$122	$104	$418	$510	$510	$576	$115
Noninterest income	$516	$412	$1,925	$1,899	$1,240	$1,071	$814
Noninterest expense	$2,565	$2,416	$9,409	$8,836	$7,222	$5,724	$5,241
Net income	$577	$577	$2,435	$2,207	$1,614	$1,355	$1,407

Per Share Data
Earnings per share:
Basic	$0.27	$0.29	$1.17	$1.12	$0.91	$0.86	$0.88
Diluted	$0.26	$0.28	$1.14	$1.10	$0.86	$0.86	$0.88
Book value per share	$10.44	$9.77	$10.42	$9.26	$8.38	$7.20	$6.57

Financial Position
Assets	$285,909	$254,155	$283,745	$256,285	$203,907	$151,447	$129,408
Loans	$185,778	$164,404	$182,873	$157,952	$142,379	$121,699	$92,024
Allowance for loan losses	$2,537	$2,424	$2,346	$2,325	$1,970	$1,680	$1,114
Deposits	$231,882	$210,099	$227,190	$211,929	$186,661	$139,356	$118,319
Shareholders’ equity	$22,587	$19,386	$22,545	$18,365	$16,448	$11,248	$10,450

Selected Ratios(1)
Return on average equity	10.09%	12.23%	11.97%	12.67%	11.24%	12.64%	14.33%
Return on average assets	0.83%	0.91%	0.91%	0.99%	0.88%	0.97%	1.25%
Efficiency ratio (2)	70.90%	70.61%	69.76%	68.92%	69.78%	67.55%	68.80%
Net interest margin (tax equivalent) (3)	4.86%	5.25%	4.78%	5.45%	5.47%	5.96%	6.75%
Nonaccrual loans to loans	1.16%	1.45%	1.19%	1.55%	0.27%	0.66%	1.04%
Net charge-offs (recoveries) to average loans	(0.15)%	0.01%	0.21%	0.04%	0.17%	0.01%	0.01%
Allowance for loan losses to loans	1.37%	1.47%	1.28%	1.47%	1.38%	1.38%	1.21%
Total capital ratio	12.77%	11.68%	12.25%	11.57%	11.51%	10.06%	11.57%
Tier 1 capital ratio	11.52%	10.43%	11.04%	10.32%	10.26%	8.81%	10.46%
Tier 1 leverage ratio	8.27%	7.55%	8.61%	7.54%	8.14%	7.47%	8.27%

(1)	Selected ratios for the three months ended March 31, 2005 and 2004 have been annualized.

(2)	Computed by dividing noninterest expense by net interest income and noninterest income. The ratio is a measurement of the amount of revenue that is utilized to meet overhead expenses.

(3)	Computed by dividing net interest income on a tax equivalent basis by average earning assets.

RISK FACTORS

In addition to the other information included in this proxy statement - prospectus, including the matters addressed in “CAUTIONARY STATEMENT REGARDING FOWARD-LOOKING STATEMENTS,” you should carefully consider the matters described below in determining whether to approve the principal terms of the merger (i.e. the bank holding company reorganization).

Risks Related to the Holding Company Reorganization

     Differences in Corporate Structure Regarding Voting Rights on Bank Matters. Upon consummation of the merger, the Holding Company will have the same number of shares issued and outstanding as were issued and outstanding for the Bank just prior to consummation of the merger, but the Bank’s shareholders will become the Holding Company’s shareholders and the Holding Company will become the Bank’s sole shareholder. Thus, after consummation of the merger, matters requiring the approval of the Bank’s shareholders, such as amendments to the Bank’s Articles of Incorporation or a merger of the Bank and another corporation, will be subject to the approval of the Holding Company as the Bank’s sole shareholder. With respect to charter documents, under California law, amendments to the Bank’s Articles of Incorporation require the Commissioner’s approval, in addition to any shareholder approvals which may be required. Amendments to the Holding Company’s Articles of Incorporation do not require the Commissioner’s approval. The Bank’s present shareholders will become the shareholders of the Holding Company and will be entitled to vote on similar matters affecting that corporation.

     Differences in Dividend Rights. Under California law, funds available for cash dividend payments by a bank are restricted to the lesser of: (1) retained earnings; or (2) the bank’s net income for its last three fiscal years (less any distributions to shareholders made during such period). Cash dividends may also be paid out of the greater of: (i) net income for a bank’s last preceding fiscal year; (ii) a bank’s retained earnings; or (iii) net income for a bank’s current fiscal year, upon the prior approval of the Commissioner. If the Commissioner finds that the stockholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner may order the bank not to pay any dividend to the bank’s shareholders.

     Under California law, the Holding Company would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of the Holding Company’s assets would be at least equal to 125% of its liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Holding Company would be at least equal to 125% of its current liabilities. (See “PROPOSAL 1 — BANK HOLDING COMPANY REORGANIZATION — Dividends” herein.)

Risks Related to First California Bank

     We are highly dependent on real estate and events that negatively impact the real estate market could hurt our business. A significant portion of our loan portfolio is dependent on real estate. At March 31, 2005, real estate served as the principal source of collateral with respect to approximately 72% of First California Bank’s loan portfolio. Our financial condition may be adversely affected by a decline in the value of the real estate securing our loans and, while we presently hold no real estate acquired through foreclosure or other judicial proceeding, a decline in the value of real estate that may be owned by us, through foreclosure or otherwise, in the future could adversely impact our financial condition. In addition, acts of nature, including earthquakes, brush fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition. This is particularly significant in light of the fact that substantially all of the real estate that makes up the collateral of our real estate secured loans is located in Southern California, where earthquakes and brush fires are common.

     Economic conditions in the Southern California area could adversely affect our operations. Our banking operations are concentrated primarily in Ventura and Los Angeles County. As a result of this geographic concentration, our results of operations depend largely upon economic conditions in these areas. Deterioration in economic conditions in our market area could have a material adverse impact on the quality of our loan portfolio and the demand for our retail and commercial banking products and services, which in turn may have a material adverse effect on our results of operations.

     We are dependent on the continued services of key management. Our continued success depends on the retention, recruitment and continued contributions of key management, including C. G. Kum, the Bank’s President and Chief Executive Officer, Thomas E. Anthony, the Bank’s Executive Vice President and Chief Credit Officer and Romolo Santarosa, the Bank’s Executive Vice President and Chief Financial Officer, and other key officers of the Bank, and SCCB (upon consummation of the proposed acquisition of SCB). The loss of such key personnel could have an adverse affect on our growth and profitability, and many of these persons would be difficult or impossible to replace. The competition for qualified personnel is intense. The loss of services of members of our key personnel could have a material adverse effect on our business, financial condition and results of operations.

     We face strong competition from financial service companies and other companies that offer banking services that could hurt our business. The banking business in California, generally, and in the Ventura and Los Angeles County areas where our banking offices are located, specifically, is highly competitive with respect to both loans and deposits and is dominated by major banks, both domestic and foreign, which have many offices operating over wide geographic areas. We compete for deposits and loans principally with these major banks, but also with small independent banks located in our service area. Among the advantages which the major banks have over us are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in our service area offer certain services that are not offered directly by us and, by virtue of their greater total capitalization, such banks have substantially higher lending limits than us. In addition, we face direct competition from newly chartered banks which are formed from time to time in our service area. Moreover, banks generally, and we in particular, face increasing competition for loans and deposits from non-bank financial intermediaries such as savings and loan associations, thrift and loan associations, credit unions, mortgage companies, insurance companies, and other lending institutions. Money market funds offer rates competitive with, or higher than those of, banks, and an increasingly sophisticated financial services industry continually develops new products for businesses and consumers that compete with banks for investment dollars. In addition, other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities compete with banks in the acquisition of deposits. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

     We may not or will not sustain recent growth trends. The Bank has grown in recent years, including with respect to net income, assets, loans, deposits and other benchmarks. For example, the Bank’s net income for the year ended December 31, 2004 totaled $2.4 million, up 10.3% from $2.2 million earned in 2003. On a per share basis, the 2004 results equate to $1.14 per diluted share, versus $1.10 per diluted share in the prior year. At December 31, 2004, the Bank’s total assets were $283.7 million, compared with $256.3 million at the close of 2003. Total deposits amounted to $227.2 million, up from $211.9 million twelve months earlier, and loans increased to $182.9 million, compared with $158.0 million last year. No assurances can be given that such growth patterns can be sustained in the future.

     Our growth presents certain risks, including a decline in credit quality or capital adequacy. The Bank’s asset growth of recent years may continue, even if not at the same percentage rate we have experienced in recent years. Such growth presents certain risks. While management believes that the Bank has maintained good credit quality relative to its peers notwithstanding such growth, rapid growth is frequently associated with a decline in credit quality. Accordingly, continued asset growth could lead to a decline in our credit quality in the future. In addition, continued asset growth could cause a decline in the Company’s or the Bank’s capital adequacy for regulatory purposes, which could in turn cause the Company to have to raise additional capital in the future to maintain or regain “well capitalized’’ status as defined under applicable banking regulations.

     Failure to successfully execute our strategy could adversely affect our performance. Our financial performance and profitability depends on our ability to execute our corporate growth strategy. Continued growth may present operating and other problems that could adversely affect our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

     Our performance and growth are dependent on our maintaining a high quality of service for our customers, and will be impaired by a decline in our quality of service. Our continued growth is dependent on our maintaining a high quality of service for our customers. As we continue to grow, it may become increasingly difficult to maintain high service quality for our customers. This could cause a decline in our performance and growth with respect to net income, deposits, assets and other benchmarks.

     Our size subjects us to lower lending limits than many of our competitors are subject to. The Bank and SCCB are subject to lending limits, calculated as a function of our respective capital. After the acquisition of SCCB and subsequent consolidation with the Bank, the Bank will have a greater lending limit as a result of the increased capital. Notwithstanding the increased capital of the Bank after the merger, however, because of the Bank’s size, the Bank will be limited in the size of loans it will be able to make, singly or in the aggregate, to existing or potential customers. As of March 31, 2005, the Bank’s lending limit for secured loans was approximately $6.5 million and the Bank’s lending limit for unsecured loans was approximately $3.9 million. On a pro forma basis (giving effect to the consolidation of SCCB with the Bank), as of March 31, 2005, the Bank’s lending limit for secured loans would be approximately $14.5 million and the Bank’s lending limit for unsecured loans would be approximately $8.7 million. In the event that a customer’s loan demands exceed the Bank’s lending limits, the Bank may attempt to arrange for such loans on a participation basis with its correspondent banks. Where this is not feasible, the Bank may be unable to make the loan. This may result in the loss of existing or prospective business.

     We are subject to other government regulation that could limit or restrict our activities, which in turn could adversely impact our operations. The financial services industry is regulated extensively. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, rather than our shareholders. These regulations can sometimes impose significant limitations on our operations. In addition, these regulations are constantly evolving and may change significantly over time. New laws and regulations or changes in existing laws and regulations or repeal of existing laws and regulations may adversely impact our business. The impact on us and our financial performance of the recently enacted Sarbanes-Oxley Act of 2002 and various rule makings by the SEC and the NASD cannot presently be determined. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects economic conditions for us.

     If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses. A significant source of risk for us arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans and guaranties. This risk increases when the economy is weak. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

     Our business is subject to interest rate risk and changes in interest rates may adversely affect our performance and financial condition. Our earnings are impacted by changing interest rates, which are unpredictable and beyond our control. Changes in interest rates impact the demand for new loans, the credit profile of our borrowers, the rates received on loans and securities and rates paid on deposits and borrowings. The difference between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, we would expect our interest rate spread to increase if interest rates rise and, conversely, to decline if interest rates fall. Although we believe our current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates may have an adverse effect on our business, financial condition and results of operations.

     We could be adversely affected by general economic conditions. A decline in current economic conditions or rising interest rates could have an adverse effect on the demand for new loans and the ability of borrowers to repay outstanding loans, which could adversely affect our financial condition and results of operations in general and the market value of our common stock.

     We are exposed to risk of environmental and other liabilities with respect to properties to which we take title. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental or other liabilities with respect to these properties. We may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, in the event we become the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we ever become subject to significant environmental liabilities, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

     Our internal operations are subject to a number of risks. We are subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. We maintain a system of internal controls to mitigate against such occurrences and maintain insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by our internal controls and uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on our business, financial condition or results of operations.

     We will incur additional costs as a result of operating as a public company. Upon consummation of the holding company reorganization, the Company will be a “public company’’ and will be required to comply with the reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act’’) and its related regulations, including the rules implementing the provisions of the Sarbanes-Oxley Act of 2002, or the SOX. As a financial institution, the Bank has a history of filing regulatory reports and being subject to frequent government oversight. The Bank’s audit committee consists entirely of outside (i.e., non-employee) directors. The Bank also has a system of internal controls. Although the Bank cannot be certain of the effect, if any, the new requirements and regulations as a public company will have on its business, the Bank and the Company do not anticipate that complying with these regulations and requirements will result in any material changes in corporate governance, business or results of operations other than the additional costs associated with the reporting requirements under the Exchange Act and the enhanced disclosures under the SOX. At this point, such additional costs cannot be estimated or predicted and could be significant. Future changes in the laws, regulation, or policies that could also impact the Bank and the Company cannot necessarily be predicted and may have a material adverse effect on business and earnings.

Risks Related to Our Common Stock

     The Company’s common stock is currently not traded and only a limited trading market exists for the Bank’s common stock. Presently, there is no trading market for the Company’s common stock. In connection with the holding company formation, the Bank’s shareholders will exchange their shares of the Bank’s common stock for the Company’s common stock on a one-for-one basis. As of                     , 2005, there were 2,162,807 shares of the Bank’s common stock issued and outstanding. Only a limited trading market for the Bank’s common stock exists on the OTC “Bulletin Board.’’ We are aware of four dealers currently trading shares of the Bank’s common stock. However, we cannot assure you that an active public market for the Company’s common stock will ever develop or the extent to which those dealers will continue trading the Company’s common stock after the holding company formation.

     The interests of our controlling shareholders may differ from yours. As of the Record Date, the Bank’s directors, executive officers and their related interests have voting control with respect to approximately 58% of its outstanding shares. In particular, James O. Birchfield, the Bank’s Chairman, together with members of his immediate family, beneficially own and have voting power with respect to approximately 35% of the Bank’s outstanding common stock. After the holding company formation, Mr. Birchfield will own the same percentage voting interests in the Company as he owns in the Bank. The interests of these controlling shareholders may differ from yours. Because of this beneficial ownership and voting power, our controlling shareholders have the power to substantially control any matter presented to shareholders for a vote, including with respect to the election of directors or other material transactions, such as a future issuance of securities, a potential acquisition of, or take-over proposal made by, another company. As a result, these controlling shareholders may cause the defeat of a proposal you support, or cause the passing of a proposal you oppose.

     A holder with as little as a 5% interest in FCB Bancorp could, under certain circumstances, be subject to regulation as a “bank holding company.’’ A holder (not including a natural person) of 25% or more of the outstanding FCB Bancorp common stock, or 5% or more if such holder otherwise exercises a “controlling influence’’ over FCB Bancorp, may be subject to regulation as a “bank holding company’’ in accordance with the Bank Holding Company Act of 1956, as amended (the BHCA). In addition, (i) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHCA to acquire or retain 5% or more of the outstanding FCB Bancorp common stock and (ii) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of the outstanding FCB Bancorp common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder’s investment in FCB Bancorp. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

Risks Related to the SCB Acquisition

     The acquisition of SCB may not be consummated as planned. Although we have every reason to believe that the acquisition of SCB will be consummated as planned, the Company’s ability to consummate the acquisition is subject to a number of material conditions and there can be no assurances that we will be able to consummate the transaction. (See “SOUTH COAST BANCORP, INC. – Description of the Acquisition Agreement” herein for detailed information regarding the material conditions to consummating the acquisition.

     There is a risk that we may not be able to integrate our business successfully with SCB. If we are unable to integrate our businesses successfully, our business and earnings may be negatively effected. The acquisition involves the integration of companies that have previously operated independently. Successful integration of SCB’s consolidated operations will depend primarily on our ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that we will be able to integrate our operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from the acquisition and this would likely hurt our business and our earnings.

AVAILABLE INFORMATION

     First California Bank’s Common Stock is not registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, therefore, the Bank is not subject to the reporting and other requirements of the Exchange Act. Upon the Registration Statement (see below) being declared effective by the Securities and Exchange Commission (the “SEC”), however, FCB Bancorp (the “Holding Company”) will be subject to the reporting requirements under the Exchange Act and will file such reports with the SEC.

     The Holding Company has filed with the SEC a Registration Statement (the “Registration Statement”) on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), relating to the shares of the Holding Company’s Common Stock to be issued in connection with the merger. As permitted by the rules and regulations of the SEC, certain information included in the Registration Statement is omitted from this Proxy Statement/Prospectus. For further information and reference, the Registration Statement, including the exhibits and schedules filed as a part thereof, can be inspected and copied at the public reference room of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the SEC. The address of that site is http://www.sec.gov. Additional information about us is available on our internet website at www.fcbank.com. The same information available that is available at the public reference room of the SEC for public inspection can be accessed at the SEC’s website.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained in this Proxy Statement, including, without limitation, statements containing the words “believes,” “anticipates,” “intends,” “expects,” “may,” “will,” “should,” “would,” and similar words, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the Bank operates, demographic changes, competition, fluctuations in interest rates, changes in business strategy or development plans, changes in governmental regulation, credit quality, the availability of capital to fund the expansion of the Bank’s business, and other risk factors referenced in the Proxy Statement. The factors set forth under “Risk Factors” and other cautionary statements made in the Proxy Statement should be read and understood as being applicable to all related forward-looking statements wherever they appear in the Proxy Statement.

     These statements are further qualified by important factors, in addition to those under “Risk Factors” in the Proxy Statement and the documents which are incorporated by reference in this Proxy Statement, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things, economic conditions and other risks. Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of the Proxy Statement, and in the case of documents incorporated by reference, as of the date of those documents. Neither the Bank nor the Holding Company undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of the Proxy Statement or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in the Holding Company’s subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

VOTING SECURITIES

     There were issued and outstanding 2,162,807 shares of the Bank’s Common Stock on                     , 2005, which has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the Meeting (the “Record Date”). On any matter submitted to the vote of the shareholders, each holder of Common Stock will be entitled to one vote, in person or by Proxy, for each share of Common Stock held of record on the books of the Bank as of the record date for the Meeting.

     A majority of the outstanding shares, represented in person or by proxy, is required for a quorum. Approval of the Merger Agreement requires the approval of the holders of a majority of the outstanding shares of the Bank’s Common Stock. Approval of the Stock Option Plan and authority to vote for adjournment to solicit additional Proxies require the approval of a majority vote of the shares represented at the Meeting. Abstentions and broker non-votes are counted towards a quorum but abstentions and broker non-votes are the equivalent of “no” votes with respect to the approvals of the Merger Agreement, the Stock Option Plan, and authority to vote for adjournment to solicit additional Proxies.

     The Meeting is being called to approve the Merger Agreement and the Stock Option Plan. The Proxy also solicits authority to adjourn the Meeting, if necessary, to solicit additional Proxies. No other business is stated in the accompanying Notice. Therefore, no other matters or business will be transacted at the Meeting. However, the proxy confers discretionary authority to vote on administrative matters, except adjournment to solicit additional Proxies, in accordance with the recommendation of the Holding Company’s Board of Directors.

SHAREHOLDINGS OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Except as set forth below, Management of the Bank does not know of any person who owns beneficially or of record, more than 5% of the Bank’s outstanding Common Stock. The following table sets forth certain information as of                     , 2005, concerning the beneficial ownership of the Bank’s outstanding Common Stock by each of the directors and executive officers1 and by all directors and executive officers of the Bank as a group. Management is not aware of any change in control of the Bank which has occurred since January 1, 2004, or of any arrangement which may, at a subsequent date, result in a change in control of the Bank, except the bank holding company reorganization.

	Number of Shares of
	Common Stock	Percent of Class
Name and Position Held	Beneficially Owned[2,3]	Beneficially Owned[2]
Richard D. Aldridge,	195,888	9.06%
Director
Thomas E. Anthony,	14,222	0.66%
Executive Vice President and Chief Credit Officer
James O. Birchfield,	460,270	21.28%
Chairman of the Board
John W. Birchfield,	290,911	13.45%
Vice Chairman
Tenisha M. Fitzgerald,	38,641	1.79%
Director
C. G. Kum,	26,948	1.25%
Director, President and Chief Executive Officer
Syble R. Roberts,	231,754	10.72%
Director
Romolo Santarosa,	500	0.02%
Executive Vice President and Chief Financial Officer
All Directors and Executive Offices as a Group (8 in number)	1,259,134	58.22%

[1]	As used throughout this Proxy Statement, the term “executive officer” means our President and Chief Executive Officer, our Executive Vice President and Chief Credit Officer, and our Executive Vice President and Chief Financial Officer. Our Chairman of the Board, Corporate Secretary, and other vice presidents are not deemed to be executive officers.

2	No stock options held by any director or executive officer were exercisable within 60 days after , 2005.

3	Includes shares held by or with such person’s spouse (except where legally separated) and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shares power with a spouse); shares held as custodian for minor children; or shares held in an Individual Retirement Account or pension plan as to which such person has pass-through voting rights and investment power. Does not include shares which may be acquired upon exercise of stock options, which are identified separately in this table.

PROPOSAL 1

BANK HOLDING COMPANY REORGANIZATION

General

     Shareholders will consider and vote upon a Plan of Reorganization and Merger Agreement pursuant to which the business of the Bank will be conducted as a wholly-owned subsidiary of FCB Bancorp, a California corporation, and each outstanding share of the Bank’s Common Stock will be converted into an equal number of shares of FCB Bancorp’s no par value Common Stock, if approved by the Bank’s shareholders and the regulatory authorities.

     THE BOARD OF DIRECTORS OF THE BANK HAS UNANIMOUSLY APPROVED THE PROPOSED MERGER AND IS RECOMMENDING THAT THE BANK’S SHAREHOLDERS VOTE “FOR” THE PROPOSAL.

     The summaries of the provisions of the Merger Agreement set forth herein do not purport to be complete statements thereof and are qualified in their entirety by reference to the Merger Agreement attached as Exhibit A hereto and incorporated herein by this reference.

Reasons for the Merger

     General. Management believes a holding company will permit shareholders of the Bank to participate in the ownership of a more flexible entity for financing and growth within the banking field and in areas related to banking. For example, in the event an opportunity for the acquisition of another bank were to develop, it might be desirable to maintain the separate existence of the other bank after the acquisition rather than merging it into the Bank. The existence of a holding company would allow such an acquisition. In fact, the Holding Company has already entered into a definitive agreement to acquire another commercial bank. (See “South Coast Bancorp Acquisition” below.)

     A bank holding company may provide more alternatives in the raising of funds required by the Bank, or by the Holding Company, under changing conditions in financial and monetary markets, including funds raised through the issuance of trust preferred securities. In fact, it is anticipated that the Holding Company will raise approximately $10.0 million from the issuance of trust preferred securities in order to finance in part the acquisition of SCB. (See “South Coast Bancorp Acquisition” below.)

     A bank holding company also provides certain flexibility for acquiring or engaging in other businesses related to banking. Prudent bank management might dictate that some of those activities be carried on wholly apart from the Bank. A holding company would easily permit that kind of separation.

     Finally, it is believed that the merger will enhance the Bank’s ability to continue to satisfy ever changing and expanding needs of present customers for banking and banking-related services and to continue to attract new customers for financial services. The recommended corporate form will better suit expansion into new areas of service and interstate banking acquisitions than would the existing structure. Most major banking institutions in the United States and in California have been reorganized into bank holding companies and the Bank’s directors believe that such reorganization is desirable for the Bank to maintain and enhance its competitive position.

     South Coast Bancorp Acquisition. After the consummation of the holding company formation, FCB Bancorp will acquire SCB and SCB’s wholly-owned subsidiary, SCCB. Immediately thereafter, SCB will be merged with and into FCB Bancorp with FCB Bancorp surviving the merger. As a result of the acquisition and merger, SCCB will become a wholly-owned separate subsidiary of FCB Bancorp and sister corporation of the Bank; provided, however, that as soon as practical after the Acquisition, FCB Bancorp intends to either consolidate the two banks under First California Bank’s charter or enter into an asset purchase and liability assumption agreement pursuant to which substantially all of the assets and liabilities of SCCB would be acquired/assumed by First California Bank. The asset purchase alternative would be utilized if the California Department of Financial Institutions were to permit the acquisition of SCCB (reduced to a minimum level of capital, assets and liabilities) by a third party financial institution. (See “SOUTH COAST BANCORP” herein for additional information regarding the Acquisition transaction.)

Description of the Merger

     FCB Bancorp has been organized under the laws of the State of California at the direction of the Bank’s Board of Directors and holds all of the stock of FCB Merger Corp. (the “Subsidiary”), a newly organized California corporation.1 The merger is proposed to be accomplished by merging the Subsidiary into the Bank pursuant to the terms of the Merger Agreement, a copy of which is attached as Exhibit A hereto. Upon the effective date of the merger of the Subsidiary into the Bank, the shares of capital stock of the respective corporate parties to the Merger Agreement shall be converted as follows:

     1. Each outstanding share of the Bank’s Common Stock shall be converted into one share of the Holding Company’s Common Stock. Shareholders of the Bank will be entitled to exchange their present share certificates for new certificates evidencing shares of the Common Stock of the Holding Company. If no request is made, new certificates will be issued whenever old certificates are surrendered for transfer. Until so exchanged, the certificates for the Bank’s shares will represent the Holding Company’s shares into which the Bank’s shares have been converted.

     2. FCB Merger Corp. will disappear and all the outstanding shares of the Bank’s Common Stock will be owned by the Holding Company.

     3. The shareholders of the Bank will be the shareholders of the Holding Company. As shareholders of the Holding Company, they will have essentially the same rights to govern that corporation’s activities as they have with respect to the Bank; however, as shareholders of the Holding Company, they will not be entitled to vote on matters requiring the approval of the Bank’s shareholder. A discussion of those rights is contained in the section entitled “BANK HOLDING COMPANY REORGANIZATION — Comparison of First California Bank and FCB Bancorp Corporate Structures” herein.

Ratification and Approval of the Merger

     Applications for approval for the proposed reorganization have been filed with the California Department of Financial Institutions (the “DFI”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Federal Reserve Bank of San Francisco (the “FRB”). All necessary regulatory approvals are anticipated to be received by September 2005, however, no assurances can be given that such approvals will be obtained by that time, if at all.

     Implementation of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of the Bank’s Common Stock. The directors of the Bank, the Holding Company, and FCB Merger Corp. have unanimously approved the Merger Agreement.

     The merger will become effective when all necessary ratifications and approvals have been obtained and the requisite filings, as described in the Merger Agreement, have been made. It is anticipated that the merger will become effective during September, 2005.

     If any action, suit, proceeding or claim has been instituted, made or threatened relating to the merger so as to make its consummation inadvisable in the opinion of the Board of Directors of the Bank, then the merger may be terminated at any time before it becomes effective.

     Should the shareholders of the Bank fail to approve the merger or should it be otherwise terminated, the Merger Agreement would be cancelled and the Bank would continue to operate with the same shareholders as it had prior to adoption of the Merger Agreement. Upon termination, there shall be no liability by reason of the merger or the termination thereof on the part of the Bank, FCB Merger Corp., the Holding Company or their respective directors, officers, employees, agents or shareholders; except, however, that under the terms of the Acquisition Agreement, the Holding Company, but not the Bank, may be liable to SCB for liquidated damages of $2.5 million.

[1]	FCB Bancorp and FCB Merger Corp. were incorporated on January 25, 2005 and February 25, 2005, respectively, and organized at the direction of the Bank’s Board of Directors for the purpose of facilitating the merger.

     The expenses of the merger are estimated at approximately $100,000 (this figure does not include any costs or expenses related to the South Coast Bancorp acquisition).The Bank and the Holding Company will each bear their respective portion of the transaction expenses.

Description of FCB Bancorp Common Stock

     The authorized capital stock of the Holding Company consists of 10,000,000 shares of Common Stock, no par value (the “Holding Company’s Common Stock” or “FCB Bancorp’s Common Stock”), and 10,000,000 shares of serial preferred stock (the “Preferred Stock”). The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

     The issuance of Preferred Stock could affect the rights of holders of Common Stock. No shares of Preferred Stock will be issued in connection with the merger and there are no plans to issue Preferred Stock at the present time.

     Holders of shares of the Holding Company’s Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders.

     Upon liquidation or dissolution of the Holding Company, the assets legally available for distribution to holders of shares of the Holding Company’s Common Stock, after payment of all obligations of the Holding Company and payment of any liquidation preference of all other classes and series of stock entitled thereto, including Preferred Stock, if any, are distributable ratably among the holders of the Holding Company’s Common Stock.

     The holders of the Holding Company’s Common Stock have no preemptive rights to subscribe for new issue securities, and shares of the Holding Company’s Common Stock are not subject to redemption, conversion, or sinking fund provisions. The shares of the Common Stock, when issued in connection with the merger, will be validly issued, fully paid, and non assessable.

     After the preferential dividends upon all other classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after the Holding Company shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then the holders of the Holding Company’s Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefore under the laws of the State of California. (See “BANK HOLDING COMPANY REORGANIZATION — Comparison of First California Bank and FCB Bancorp Corporate Structures” herein.)

Comparison of First California Bank and FCB Bancorp Corporate Structures

     General. The following discusses some of the similarities and some of the differences in the corporate structures of the Bank and the Holding Company. Upon consummation of the merger, the Holding Company will have the same number of shares issued and outstanding as were issued and outstanding for the Bank just prior to consummation of the merger, but the Bank’s shareholders will become the Holding Company’s shareholders and the Holding Company will become the Bank’s sole shareholder. Thus, after consummation of the merger, matters requiring the approval of the Bank’s shareholders, such as amendments to the Bank’s Articles of Incorporation or a merger of the Bank and another corporation, will be subject to the approval of the Holding Company as the Bank’s sole shareholder. The Bank’s present shareholders will become the shareholders of the Holding Company and will be entitled to vote on similar matters affecting that corporation.

     Similarities. The Articles of Incorporation of both corporations authorize indemnification of directors, officers and agents to the fullest extent permissible under California law, eliminate directors’ liability for monetary damages to the fullest extent permissible under California law, and authorize the purchase of liability insurance. The Bank has such liability insurance and it is anticipated that the Holding Company will assume the Bank’s insurance coverage. Further, the Holding Company has entered into indemnification agreements with each of its directors and officers to implement the indemnification provisions of its Articles of Incorporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Holding Company pursuant to the foregoing provisions, the Holding Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In addition, both corporations have the same liquidation rights and shareholders of both corporations have no preemptive rights.

     Differences. The Bank’s and the Holding Company’s corporate structures differ with respect to dividends and amendments to their charter documents. Under California law, funds available for cash dividend payments by a bank are restricted to the lesser of: (1) retained earnings; or (2) the bank’s net income for its last three fiscal years (less any distributions to shareholders made during such period). Cash dividends may also be paid out of the greater of: (i) net income for a bank’s last preceding fiscal year; (ii) a bank’s retained earnings; or (iii) net income for a bank’s current fiscal year, upon the prior approval of the Commissioner. If the Commissioner finds that the stockholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the Commissioner may order the bank not to pay any dividend to the bank’s shareholders.

     Under California law, the Holding Company would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of the Holding Company’s assets would be at least equal to 125% of its liabilities, or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Holding Company would be at least equal to 125% of its current liabilities. (See “BANK HOLDING COMPANY REORGANIZATION — Dividends” herein.)

     With respect to their charter documents, under California law, amendments to the Bank’s Articles of Incorporation require the Commissioner’s approval, in addition to any shareholder approvals which may be required. Amendments to the Holding Company’s Articles of Incorporation do not require the Commissioner’s approval.

The Holding Company

     General. The Holding Company was incorporated under the laws of the State of California on January 25, 2005, at the direction of the Board of Directors of the Bank for the purpose of acquiring all of the outstanding shares of the Bank’s Common Stock.

     The Holding Company has filed an application with the FRB for prior approval to become a bank holding company and applications with the FDIC and the DFI for approval of the proposed merger. All necessary regulatory approvals are anticipated to be received by September 2005, however, no assurances can be given that such approvals will be obtained by that time, if at all.

     The Holding Company presently has total assets of $1,000, owns no properties and, therefore, as necessary, will use the Bank’s existing premises, facilities and personnel. The Holding Company’s needs in this regard are expected to be minimal, and the Holding Company will reimburse the Bank for such expenses. The Holding Company’s offices are located at 1100 Paseo Camarillo, Camarillo, California. The Holding Company does not contemplate any substantial expenditures for equipment, office space, or additional personnel prior to consummation of the merger or for the foreseeable future.

     Neither the Holding Company nor the Bank is a party to any pending legal proceedings before any court, administrative agency or other tribunal. Further, neither the Holding Company nor the Bank is aware of any material litigation which is threatened against it or the Bank, respectively, in any court, administrative agency, or other tribunal.

     After consummation of the merger, the business of the Bank will then be carried on as a subsidiary of the Holding Company. Administrative expenses and taxes incurred in the operation of the Holding Company will be in addition to those of the Bank; however, the merger is not expected to result in any change in management remuneration or benefits. Although the Holding Company’s initial expenses will be paid from the proceeds of the 2005 Private Offering, on an ongoing basis it is anticipated that the Bank will pay cash dividends to the Holding Company to provide the Holding Company with liquid resources to fund its separate operations.

     South Coast Bancorp Acquisition. As discussed above, after the holding company formation is consummated, the Holding Company will acquire and merge with South Coast Bancorp, Inc., whereby the Holding Company will survive the merger and South Coast Commercial Bank will become its wholly-owned subsidiary and sister corporation of the Bank. (See “SOUTH COAST BANCORP” for additional information on the South Coast Bancorp acquisition.)

Directors and Executive Officers

     After the merger, the Bank’s directors will remain the same and will, in addition, continue to serve as the directors of the Holding Company until the 2006 Annual Meetings of Shareholders of both corporations or until their successors are elected and have qualified. The following officers of the Bank have been appointed to serve as the initial officers of the Holding Company:

Name	Position with the Bank	Position with the Holding Company
James O. Birchfield	Chairman of the Board	Chairman of the Board

John W. Birchfield	Vice Chairman	Vice Chairman

C. G. Kum	President and Chief Executive Officer	President and Chief Executive Officer

Thomas E. Anthony	Executive Vice President and Chief Credit Officer	Executive Vice President and Chief Credit Officer

Romolo Santarosa	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer

     The following table sets forth certain information with respect to the Bank’s directors and executive officers as of                     , 2005:

Name	Age	Position
Richard D. Aldridge	57	Director

James O. Birchfield	77	Chairman of the Board

John W. Birchfield	53	Vice Chairman

Tenisha M. Fitzgerald	30	Director

C. G. Kum	51	President and Chief Executive Officer

Thomas E. Anthony	57	Executive Vice President and Chief Credit Officer

Syble R. Roberts	68	Director

Romolo Santarosa	48	Executive Vice President and Chief Financial Officer

     The Board has not yet determined which of its directors, if any, is an “audit committee financial expert” within the meaning of the SEC’s rules and regulations.

Executive Officers

          C. G. Kum, President and Chief Executive Officer. Mr. Kum began his banking career in 1977 as a corporate banking trainee with Bank of California in San Francisco, California. He served as Regional Vice President and Manager of Asset Quality Administration for United Banks of Colorado from 1984 until 1987. Mr. Kum then served as Vice President and Division Manager of Special Projects Division for Colorado National Bank from 1987 until 1993. Mr. Kum moved to California in 1993 and served as Executive Vice President and Chief Credit Officer of City Commerce Bank, Santa Barbara, California from 1993 until 1999.

          Mr. Kum was appointed to his current position as the President and the Chief Executive Officer of First California Bank (formerly known as Camarillo Community Bank) on September 1, 1999. Under his leadership, the Bank has grown from total assets of $100 million and two branches in 1999, to total assets as of March 31, 2005 of $286 million and six branches (the sixth branch was opened on January 24, 2005 in the City of Simi Valley). He is a graduate of University of California at Berkeley and received his Masters Degree in Business Administration from Pepperdine University. Mr. Kum also is a graduate of Stonier Graduate School of Banking. He has served as a member of Board of Directors of Casa Pacifica, a non profit organization that serves high risk youths in Ventura County, California State University at Channel Islands Foundation, and the United Way of Ventura County. He was recently elected to the position of the President of the Board of Directors of Community Bankers of California, an association of California community bank presidents, for the fiscal year of 2005-06. Mr. Kum lives in Camarillo, California with his wife Vikki and their three children.

          Thomas E. Anthony, Executive Vice President and Chief Credit Officer. Mr. Anthony moved from Illinois and began his banking career in 1970 as a commercial loan trainee with the then United California Bank in Los Angeles. He served as Vice President — Commercial Lender at Independence Bank from 1988 to 1992. He then served as Executive Vice President and Chief Credit Officer at Channel Islands National Bank from 1992 until 1998 when it was merged with American Commercial Bank, where he served in the same capacity from 1998 until 1999. Mr. Anthony joined First California Bank in 1999 as Executive Vice President and Chief Credit Officer.

          Mr. Anthony graduated from Northern Illinois University with a degree in Management. He has held several commercial lending and credit administration positions with banks in California and has been active on several community boards/committees and with charitable and professional organizations.

          Romolo Santarosa, Executive Vice President and Chief Financial Officer. Mr. Santarosa began his banking career in 1991 with Shawmut National Corporation as its Controller. In 1995, Mr. Santarosa joined Sanwa Bank California and served as controller until 1997. He then served as Chief Financial Officer of Southern Pacific Bank from 1997 until 2000, of Eldorado Bancshares, Inc. from 2000 to 2001, and of Treasury Bank, N.A. from 2001 to 2002. Mr. Santarosa joined First California Bank in November 2002 as Executive Vice President and Chief Financial Officer.

          Mr. Santarosa is a graduate (1978) of Ithaca College, Ithaca, New York. He began his career in public accounting with Price Waterhouse, an international public accounting firm. He also is a certified public accountant in New York and Connecticut. Mr. Santarosa is active in several professional and community organizations.

Directors

          Richard D. Aldridge has been a director since 1993. After receiving an Honorable Discharge from the U.S. Air Force in 1971, Mr. Aldridge attended L.H. Bates Technical Institute and graduated with a degree in communications electronics and a Federal Communications Commission license for broadcast engineering. He was then employed for 19 years by Weyerhaeuser Company in Longview, Washington, where he began as a communications maintenance foreman for several years, then was appointed business manager for a new company profit center, quadrupling revenues in the first three years. He then served on the company’s Top Safety Committee, and represented Weyerhaeuser nationally serving on the Board of Directors of Forest Industries Telecommunications, an F.C.C. certified trade association. He also participated in frequent seminars and strategic planning meetings at the company’s corporate headquarters in Tacoma, Washington.

          Mr. Aldridge began investing in real estate in 1988 and community banking in 1990, acquiring his first shares in First California Bank (formerly Camarillo Community Bank). In 1991 he voluntarily left Washington to pursue further opportunities in real estate and banking in Ventura, California, while employed as President and CEO of B & R Supply, Inc., a long established industrial tool and supply company. Since 1990, he has held investments in Channel Islands Bank, City Commerce Bank, American Commercial Bank, Mid-State Bank and Trust, and First California Bank. Since his appointment as a director, Mr. Aldridge has served on several committees including CRA, Audit, Loan, funds management, and executive committees. Mr. Aldridge also served as interim Chairman of the Board from 1998 to 1999. First California Bank represents the largest single investment in his portfolio.

          James O. Birchfield is the Chairman of the Board. Mr. Birchfield is a retired businessman whose active career was centered around an industrial tool and supply company which he founded in 1965. He has also been extensively involved with real estate investments since 1960.

          Mr. Birchfield has been an active investor in the local community banking industry for over twenty five years, holding positions in First State Bank of the Oaks, Ventura County National Bank, Channel Islands National Bank, American Commercial Bank, City Commerce Bank, Community West Bancshares and Mid State Bank and Trust.

          While serving as a director at First California Bank for over 14 years, Mr. Birchfield has actively provided leadership in many areas. Since becoming Chairman of the Board in 1997, he has guided the Bank through the most significant period of expansion in its history. In addition to his role as Chairman, he sits on several committees including, the Loan Committee, Funds Management Committee, Personnel Committee, and Audit Committee.

          John W. Birchfield has been a director since 1993. Mr. Birchfield was awarded a Bachelor of Science degree in Business Finance in 1973 from the College of Business Administration at Northern Arizona University. Since 1995, Mr. Birchfield has served as the Chairman of the Board at B & R Supply Inc. He is also the managing partner of Ralston Properties LP, a privately held real estate management company.

          Since first being elected to the Board of Directors of First California Bank in 1993, he has actively participated in guiding the Bank through various business cycles, a management change and a name change as well as the development and execution of a long-term strategic plan. In 1998-99 he chaired the Board’s Y2K compliance committee.

          Currently he serves as the Vice Chairman of the Board as well as the Chairman of the Audit Committee at First California Bank. He is also an active member of the Loan Committee, the Funds Management Committee and Personnel Committee.

          Tenisha M. Fitzgerald has been a director since 1997. Ms. Fitzgerald graduated in 1997 from California Lutheran University with a degree in music education and a teaching certificate. Ms. Fitzgerald then taught at several elementary schools for approximately 6 years in the Port Hueneme, California school district. For the last two years, Ms. Fitzgerald has been serving as the accounts receivable manager for B & R Supply, Inc. Since her appointment to the Board of Directors in 1997, she has served on the Bank’s Loan and CRA Committees.

          Syble R. Roberts has been a Director of First California Bank since 1989 and is the personnel committee chairman. Ms. Roberts was also a Founding Director of City Commerce Bank, Santa Barbara, opened in 1978 and now owned by Mid-State Bank.

          Ms. Roberts’ background is in the legal, title insurance and escrow, and real estate investment fields. Ms. Roberts attended Ventura Junior College and studied first year law through LaSalle Extension University, as well as continuing studies of business management, taxation and real estate. Ms. Roberts became a. specialist in the escrow field of multiple tax-deferred exchanges and long order leasehold estates and was involved in the start-ups of a title insurance company and several escrow and mortgage banking companies. Ms. Roberts has served on numerous community organizations including See International, Hospice, and Recordings for the Blind, and Women’s Council of NAREB.

Supervision and Regulation — FCB Bancorp

     The Bank Holding Company Act of 1956, as amended, places the Holding Company under supervision of the Board of Governors of the Federal Reserve System (the “FRB”). In the future, the Holding Company will be required to obtain the approval of the FRB before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting securities of any bank if, after giving effect to such acquisition, the Holding Company would own or control more than 5% of the voting shares of such bank.

     A bank holding company is prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, non-banking activities unless the FRB, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making such determinations, the FRB considers whether the performance of such activities by a bank holding company would offer advantages to the public which outweigh possible adverse effects. (See “BANK HOLDING COMPANY REORGANIZATION — Permitted Non-Banking Activities” herein.)

     The Holding Company will be required to file reports with the FRB and provide such additional information as the FRB may require. The FRB will also have the authority to examine the Holding Company and each of its subsidiaries with the cost thereof to be borne by the Holding Company.

     Under California banking law, the Holding Company and its subsidiaries are also subject to examination by, and may be required to file reports with, the Commissioner. Regulations have not yet been proposed or adopted or steps otherwise taken to implement the Commissioner’s powers in this regard.

     The Holding Company and any subsidiaries which it may acquire or organize after the merger will be deemed affiliates of the Bank within the meaning of the Federal Reserve Act. Pursuant thereto, loans by the Bank to affiliates, investments by the Bank in affiliates’ stock, and taking affiliates’ stock by the Bank as collateral for loans to any borrower will be limited to 10% of the Bank’s capital in the case of all affiliates. (See “COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS — Certain Transactions” herein.) The Holding Company and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

     The Holding Company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions the Bank may not condition an extension of credit on a customer’s obtaining other services provided by it, the Holding Company or any other subsidiary, or on a promise from its customer not to obtain other services from a competitor.

     The shares of the Holding Company’s Common Stock to be issued in connection with the merger will be registered with the SEC pursuant to the Securities Act of 1933 and qualified with the California Department of Corporations (“DOC”). Future stock issuances by the Holding Company will be subject to registration with the SEC and DOC, absent available exemptions, in accordance with the SEC’s rules and regulations and California securities law.

     The Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002, or the SOX, became effective on July 30, 2002, and represents the most far reaching corporate and accounting reform legislation since the enactment of the Securities Act of 1933 and the Exchange Act. The SOX is intended to provide a permanent framework that improves the quality of independent audits and accounting services, improves the quality of financial reporting, strengthens the independence of accounting firms and increases the responsibility of management for corporate disclosures and financial statements. It is intended that by addressing these weaknesses, public companies will be able to avoid the problems encountered by many notable companies in 2001-2002.

     The SOX’s provisions are significant to all companies that have a class of securities registered under Section 12 of the Exchange Act or are otherwise reporting to the SEC (or the appropriate federal banking agency) pursuant to Section 15(d) of the Exchange Act (collectively, “public companies”), including the Holding Company.

     The SOX’s provisions become effective at different times, ranging from immediately upon enactment to later dates specified in the SOX or the date on which the required implementing regulations become effective. Wide- ranging in scope, the SOX will have a direct and significant impact on banks and bank holding companies that are public companies, including us.

     The following briefly describes some of the key provisions of the SOX:

•	Section 301 establishes certain oversight, independence, funding and other requirements for the audit committees of public companies, and requires the SEC to issue rules that prohibit any national securities exchange or national securities association from listing the securities of a company that doesn’t comply with these audit committee requirements.

•	Section 302 mandates that the SEC adopt rules that require the principal executive officer(s) and principal financial officer(s) of public companies to include certain certifications in the company’s annual and quarterly reports filed under the Exchange Act.

•	Section 906 includes another certification requirement that is separate from the certification requirements of Section 302. Section 906 provides that all periodic reports that contain financial statements and that are filed by public companies under Sections 13(a) or 15(d) of the Exchange Act must include a written certification by the CEO and CFO (or equivalent) that (1) the report complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and (2) the information contained in the periodic report fairly presents, in all material respects, the financial condition and results of operations of the issuer. Section 906 became effective on July 30, 2002, and persons who knowingly or willfully violate Section 906 are subject to specified criminal penalties.

•	Section 303 which requires the SEC to issue rules prohibiting the officers and directors of public companies, and persons acting under their direction, from fraudulently influencing, coercing, manipulating, or misleading the company’s independent auditor in order to render the financial statements materially misleading.

•	Section 304 requires the CEO and CFO of public companies to reimburse the company for certain compensation and profits received if the company is required to restate its financial reports due to material noncompliance resulting from misconduct, with the Federal securities laws.

•	Section 306(a) prohibits the directors and executive officers of any public company from purchasing, selling or transferring any equity security acquired by the director or executive officer in connection with his or her service as a director or executive officer during any “blackout period” with respect to the company’s securities. Blackout periods refer to periods when most public company employees are not permitted to sell shares in their 401(k) plans.

•	Section 401(b) requires the SEC to issue rules that prohibit issuers from including misleading pro forma financial information in their filings with the SEC or in any public release, and that requires issuers to reconcile any pro forma financial information included in such filings or public releases with their financial statements prepared in accordance with generally accepted accounting principles.

•	Section 404 mandates that the SEC issue rules that require all annual reports filed under Sections 13(a) or 15(d) of the Exchange Act to include certain statements and assessments related to the issuer’s internal control structures and procedures for financial reporting.

•	Section 406 mandates that the SEC adopt rules that require public companies to (1) disclose in their periodic reports filed under the Exchange Act whether the company has adopted a code of ethics for its senior financial officers and, if not, the reasons why; and (2) promptly disclose on Form 8-K any change to, or waiver of, the company’s code of ethics.

•	Section 407 mandates that the SEC adopt rules that require public companies to disclose in their periodic reports filed under the Exchange Act whether the audit committee of the company includes at least one financial expert and, if not, the reasons why.

     In addition to the provisions discussed above, the SOX also includes a variety of other provisions that will affect all public companies.

     As a financial institution, the Bank has a history of filing regulatory reports and being subject to frequent government oversight. The Bank has an independent audit committee and a system of internal controls. Although the Bank cannot be certain of the effect, if any, of the foregoing legislation on its business, the Bank and Holding Company do not anticipate that complying with the SOX will result in any material changes in corporate governance, business or results of operations other than the additional costs associated with such enhanced disclosures. Future changes in the laws, regulation, or policies that impact the Bank and Holding Company cannot necessarily be predicted and may have a material adverse effect on business and earnings.

     The California Corporate Disclosure Act. On January 1, 2003, the California Corporate Disclosure Act, or the CCD, became effective. The CCD, also a reaction to the “Enron scandal,” increases the frequency and expands the scope of information required in filings by publicly traded companies with the California Secretary of State. Some of the new information required includes the following:

•	The name of the independent auditor for the publicly traded company, a description of the services rendered by the auditor during the previous 24 months, the date of the last audit and a copy of the report;

•	The annual compensation paid to each director and executive officer, including options or shares granted to them that were not available to other employees of the company;

•	A statement indicating whether any bankruptcy has been filed by the company’s executive officers or directors during the past 10 years; and

•	A statement indicating whether any of the company’s executive officers or directors were convicted of fraud during the past 10 years.

     For purposes of the CCD, a “publicly traded company” is any company with securities that are listed on or admitted to trading on a national or foreign exchange, or is the subject of a two-way quotation, such as both “bid” and “asked” prices, that is regularly published by one or more broker-dealers in the National Daily Quotations Service or a similar service. The Holding Company is deemed to be a “publicly traded company” under the CCD.

Permitted Non-Banking Activities

     The FRB’s Regulation “Y” sets out those activities which are regarded as closely related to banking or managing or controlling banks and, thus, permissible for bank holding companies under the law, subject to the FRB’s approval or prior notification; depending on the activity. The future scope of permitted activities may change; however, the major non-banking activities which may presently be carried on by a bank holding company or its affiliates are:

(1)	Making or acquiring loans or other extensions of credit for its own account or for the account of others.

(2)	Servicing loans and other extensions of credit for any person.

(3)	Operating an industrial bank, Morris Plan bank, or industrial loan company, as authorized under state law, so long as the institution is not a bank.

(4)	Operating a trust company in the manner authorized by federal or state law, so long as the institution is not a bank and does not make loans or investments or accept deposits, except as permitted under the FRB’s Regulation Y.

(5)	Subject to certain limitations, acting as an investment or financial adviser to investment companies and other persons.

(6)	Leasing personal and real property or acting as agent, broker, or adviser in leasing such property in accordance with various restrictions imposed by Regulation Y, including a restriction that it is reasonably anticipated that each lease will compensate the lessor for not less than the lessor’s full investment in the property.

(7)	Making equity and debt investments in corporations or projects designed primarily to promote community welfare.

(8)	Providing financial, banking, or economic data processing and data transmission services, facilities, data bases, or providing access to such services, facilities, or data bases.

(9)	Acting as principal, agent, or broker for insurance directly related to extensions of credit which are limited to assuring the repayment of debts in the event of death, disability, or involuntary unemployment of the debtor.

(10)	Acting as agent or broker for insurance directly related to extensions of credit by a finance company subsidiary.

(11)	Owning, controlling, or operating a savings association provided that the savings association engages only in activities permitted for bank holding companies under Regulation Y.

(12)	Providing courier services of limited character.

(13)	Providing management consulting advice to non-affiliated bank and nonbank depository institutions, subject to the limitations imposed by Regulation Y.

(14)	Selling money orders, travelers’ checks and U.S. Savings Bonds.

(15)	Appraisal of real estate and personal property.

(16)	Acting as an intermediary for the financing of commercial or industrial income-producing real estate.

(17)	Providing securities brokerage services, related securities credit activities pursuant to Regulation T, and other incidental activities.

(18)	Underwriting and dealing in obligations of the U.S., general obligations of states and their political subdivisions, and other obligations authorized for state member banks under federal law.

(19)	Providing general information and statistical forecasting, advisory and transactional services with respect to foreign exchange through a separately incorporated subsidiary.

(20)	Acting as a futures commission merchant for non-affiliated persons in the execution and clearance on major commodity exchanges of futures contracts and options on futures contracts through a separately incorporated subsidiary.

(21)	Providing investment advice, including counsel, publications, written analysis and reports, as a futures commission merchant with respect to the purchase and sale of futures contracts and options on futures contracts.

(22)	Providing advice, educational courses, and instructional materials to consumers on individual financial management matters.

(23)	Providing individuals, businesses, and nonprofit organizations and tax planning and tax preparation services.

(24)	Providing check guaranty services.

(25)	Operating an agency for the collection of overdue accounts.

(26)	Operating a consumer credit bureau for the collection and reporting of consumer credit information.

Federal Income Tax Consequences

     The Merger Agreement has been structured to qualify the merger as a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended, (the “Code”). Neither the Holding Company nor the Bank has requested nor will request a ruling from the Internal Revenue Service with regard to any of the tax consequences of the holding company reorganization. Instead,                     , independent special tax advisor to the Holding Company, has rendered an opinion to the effect that:

•	The merger will constitute a “reorganization” within the meaning of section 368(a) of the Code, and Bank, FCB Merger Corp., and Holding Company will each be a party to the reorganization within the meaning of section 368 (b) of the Code.

•	Neither FCB Merger Corp. nor Holding Company will recognize any gain or loss as a result of the merger.

•	The Bank will not recognize any gain or loss as a result of the merger.

•	Holders of Bank Common Stock exchanged in the merger for Holding Company Common Stock will not recognize any gain or loss as a result of the merger.

•	The adjusted basis of the assets of the Bank after the merger will be the same as the adjusted basis of the assets held by the Bank and (if any) by FCB Merger Corp. immediately before the merger.

•	With regard to shareholders who held their shares of Bank’s Common Stock as capital assets, the period for which they have held such Common Stock will be included in their holding period for the Holding Company’s Common Stock received in the exchange.

•	The tax basis of the shares of Holding Company Common Stock received by a shareholder of the Bank will equal the tax basis of such shareholder’s shares of Bank Common Stock exchanged in the merger.

     The preceding discussion does not purport to be a complete analysis of all potential tax consequences of the merger that may be relevant to a particular Bank shareholder. You are urged to consult with your own tax advisor regarding the specific tax consequences to you of the holding company reorganization, including the applicability and effect of foreign, state, local, and other tax laws.

Dissenters’ Rights

     California law does not provide dissenters’ rights for holders of the Bank’s Common Stock who object to the merger.

Restrictions on Affiliates

     The obligation of the Bank and the Holding Company to consummate the merger is subject to the condition that each person who is an “affiliate” of the Bank for the purposes of Rule 145 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), executes and delivers a letter to the effect that, among other things: (1) such person will not dispose of any shares of the Holding Company’s Common Stock to be received by him pursuant to the Merger Agreement (a) in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder (and, accordingly, that any public offering or sale of such shares will require either registration under the Securities Act or compliance with the resale provisions of Rule 145 or the availability of another exemption from the registration requirements of the Securities Act), or (b) prior to such time as financial results covering at least 30 days of post-merger combined operations have been published; and (2) such person consents to the placing of a legend on the certificate evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to the giving of stop-transfer instructions to the Holding Company’s transfer agent with respect to such certificates.

     For the purposes of Rule 145, affiliates include the Bank’s directors, executive officers, and principal shareholders. According to Rule 145, the affiliates will be restricted in their ability to resell their stock. The restrictions include the limitation, subject to certain exemptions, that not more than 1% of the total number of shares outstanding be sold for the account of any affiliate in any three month period.

Business of First California Bank

     First California Bank is a full-service commercial bank headquartered in Camarillo, California. The Bank is chartered under the laws of the State of California and is subject to supervision by the California Commissioner of Financial Institutions. The Federal Deposit Insurance Corporation insures the Bank’s deposits up to the maximum legal limit.

     The Bank opened for business in 1979 under the name “Camarillo Community Bank” with one branch office located in Camarillo. The Bank provides a broad range of banking products and services, including credit, cash management and deposit services through six full service banking offices which are located in Camarillo, Westlake Village, Oxnard, Thousand Oaks, Ventura and Simi Valley. In October 2001, the Bank changed its name to “First California Bank” in order to reflect the Bank’s growth beyond its initial primary market of Camarillo.

     The Bank’s goal is to offer our customers a consistently high level of individualized personal service. The Bank’s strategy in attaining its goals has been to implement and maintain risk management and controls to achieve a safe and sound business policy, employing an aggressive marketing plan which emphasizes relationship banking and the “personal touch,” offering competitive products and managing our growth. The Bank provides convenience through six banking offices with ATM access, 24 hour telephone access to account information, on line banking and courier service. The diversity of our delivery systems enables customers to choose the method of banking, which is most convenient for them. The Bank trains its staff to recognize each customer, greet them, and be able to address them by name so that they feel as if they have a “private banker.”

     Internet Banking Services. The Bank has its own “home page” address on the world wide web which serves as an additional means of providing customer access to a variety of banking services. The Bank’s website address is: www.fcbank.com.

     Premises. The Bank owns its executive offices located at 1100 Paseo Camarillo, Camarillo, California. The building has approximately 5,100 square feet of space and adequate parking facilities.

     The Bank also leases approximately 5,931 square feet of space for its administrative functions located at 730 Paseo Camarillo, Camarillo, California. The lease is with an unaffiliated third party. The lease term is for 5 years and commenced on August 1, 2004. The monthly base rent for the premises is $7,248 for 2005.

     The Bank also leases approximately 1,532 square feet of space for its Camarillo Office located at 1200 Paseo Camarillo, Suite 170, Camarillo, California. The lease term is for 5 years and commenced on July 1, 2001, with one 5-year renewal option. The monthly base rent for the premises is $2,275 for 2005. The office is being sublet to an unaffiliated third party. The sublease commenced September 28, 2004 and expires June 30, 2006. The monthly base rent for the sublease is $2,275.

     The Bank owns its main branch located at 1150 Paseo Camarillo, Camarillo, California. The building has approximately 9,032 square feet of space and adequate parking facilities.

     The Bank also leases approximately 4,000 square feet of space for its Westlake Village Branch Office located at 32111 Agoura Road, Westlake Village, California. The lease term is for 5 years and commenced on September 1, 2004, with one 5-year renewal option. The lease is with an unaffiliated third party. The monthly base rent for the premises is $6,800 for 2005.

     The Bank also leases approximately 1,672 usable square feet of space for its Oxnard Branch Office located at 300 Esplanade Drive, Suite 102, Oxnard, California. The premises is located on the first floor. The lease term is for 5 years and commenced on April 1, 2005, with one 5-year renewal option. The lease is with an unaffiliated third party. The Bank exercised its option and the monthly base rent for the premises is $3,295 for 2005.

     The Bank also leases approximately 2,373 square feet of space for its Ventura Branch Office located at 1794 S. Victoria, Suite B, Ventura, California. The premises is located on the first floor. The lease term is for 10 years and commenced on August 26, 2002, with two 5-year renewal options. The lease is with an unaffiliated third party. The monthly base rent for the premises is $6,498 for 2005.

     The Bank also leases approximately 3,850 square feet of space for its Thousand Oaks Branch Office located at 11 E. Hillcrest Drive, Suite A, Thousand Oaks, California. The lease term is for 10 years and commenced on October 15, 2003, with two 5-year renewal options. The lease is with an unaffiliated third party. The monthly base rent for the premises is $13,475 for 2005.

     The Bank also leases approximately 990 square feet of space for its Simi Valley Branch Office located at 1177 East Los Angeles Avenue, Suite A, Simi Valley, California. The lease term is for 1 year and commenced on December 1, 2004, with no renewal options. The lease is with an unaffiliated third party. The monthly base rent for the premises is $2,200 for 2005.

     The Bank also leases approximately 5,000 square feet of space for its ground lease located at Simi Valley Towne Center, Simi Valley, California. The lease term is for 20 years. Estimated occupancy will commence on January 2006, with six 5-year renewal options. The lease is with an unaffiliated third party. The monthly base rent for the premises is $10,417 for 2006.

     The Bank believes that its premises will be adequate for present and anticipated needs. The Bank also believes that it has adequate insurance to cover its premises.

     Employees. At March 31, 2005, the Bank had 93 full-time equivalent employees. The Bank’s employees are not represented by any union or other collective bargaining agreement and the Bank considers its relations with employees to be excellent.

     Market Area. The Bank offers a wide range of commercial and consumer banking services primarily within the general area commonly known as the “101” corridor stretching from the City of Ventura to Calabasas, California. The Bank’s secondary markets include the Moorpark-Simi Valley corridor, and the western San Fernando Valley. The Bank’s officers have many years of experience in dealing with the businesses and professional service providers in our market area. This area has significant diversification and geographic concentration of the desired businesses with annual sales of up to $20 million and real estate development industries that we target.

     Competition. The banking business in California, generally, and in the Bank’s service areas, specifically, is highly competitive with respect to both loans and deposits and is dominated by a number of major banks that have many offices operating over wide geographic areas. The Bank competes for deposits and loans principally with these major banks, savings and loan associations, finance companies, credit unions and other financial institutions located in our market areas. Among the advantages that the major banks have over the Bank are their ability to finance extensive advertising campaigns and to allocate their investment assets to regions of highest yield and demand. Many of the major commercial banks operating in the Bank’s service areas offer certain services (such as trust and international banking services) that are not offered directly by the Bank and, by virtue of their greater total capitalization, such banks have substantially higher lending limits.

     As of June 30, 2004, the most recent period for which figures are available, data reported by state and federal agencies indicated that the 153 banks and savings and loan offices then open in the Bank’s primary market area, Ventura County, held approximately $10.9 billion in total deposits averaging approximately $71.7 million per banking office. The Bank’s total deposits ($216.2 million) in the Ventura market area constituted 1.97% of the total deposits in that market.

     Moreover, all banks face increasing competition for loans and deposits from non-bank financial intermediaries such as mortgage companies, insurance companies, credit unions and securities firms.

     In November 1999, the President signed the Gramm-Leach-Bliley Act, or the GLB Act, into law, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revised the Bank Holding Company Act of 1956 and repealed the affiliation prohibitions of the Glass-Steagall Act of 1933. Consequently, a qualifying holding company, called a financial holding company, can engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are “financial in nature” or “incidental” to those financial activities. Expanded financial affiliation opportunities for existing bank holding companies are now permitted. Moreover, various non-bank financial services providers can acquire banks while also offering services like securities underwriting and underwriting and brokering insurance products. The GLB Act also expanded passive investment activities by financial holding companies, permitting investments in any type of company, financial or non-financial, through acquisitions of merchant banking firms and insurance companies.

     Given that the traditional distinctions between banks and other providers of financial services have been effectively eliminated, the Bank will face additional competition from thrift institutions, credit unions, insurance companies and securities firms. Additionally, their ability to cross-market banking products to their existing customers or the customers of affiliated companies may make it more difficult to compete. The Bank and many similarly situated institutions have not yet experienced the full impact of the GLB Act and therefore, it is not possible to determine the potential effects, if any, that the GLB Act will have on community banks in general, or on the Bank’s operations specifically.

     In order to compete, the Bank uses to the fullest extent possible the familiarity of its directors and officers with the market area and its residents and businesses and the flexibility that the Bank’s independent status will permit. This includes an emphasis on specialized services, local promotional activity, and personal contacts by directors, officers and other employees. The Bank uses advertising, including radio and newspaper ads and direct mail pieces, to inform the community of the services it offers. The Bank also utilizes emerging marketing techniques, such as the Internet, to reach target markets. The Bank also has an active calling program where officers, including commissioned business development officers, contact targeted prospects to solicit both deposit and loan business.

     The Bank has developed programs that are specifically addressed to the needs of consumers, professionals and small-to medium-sized businesses. In the event there are customers whose loan demands exceed the Bank’s lending limits, it arranges for such loans on a participation basis with other financial institutions and intermediaries. The Bank also assists those customers requiring other services not offered by the Bank to obtain those services from correspondent banks. In addition, the Bank offers ATM services, a night depository, courier services, bank-by-mail services, merchant windows and direct deposit services.

     The Bank’s management believes that the Bank’s reputation in the communities served and personal service philosophy enhance the ability to compete favorably in attracting and retaining individual and business clients. The Bank also believes that it has an advantage over the larger national and “super regional” institutions because it is managed by well respected and experienced bankers.

     Mergers, acquisitions and downsizing have and will continue to foster impersonal banking relationships which, in turn, may cause dissatisfaction among the Bank’s targeted customer population. Moreover, larger competitors may not offer adequate personalized banking services, since their emphasis is on large volume and standardized retail products.

     The Bank faces growing competition from other community banks. These institutions have similar marketing strategies, have also been successful and are strong evidence regarding the potential success of the community banking sector.

     No assurance can be given that ongoing efforts to compete will continue to be successful.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – First California Bank.

     The following discussion is designed to provide a better understanding of significant trends related to the Bank’s financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. The discussion and information is derived from the Bank’s unaudited financial statements and notes thereto for the three months ended March 31, 2005 and March 31, 2004, and the audited financial statements and notes thereto for the three years ended December 31, 2004, 2003, and 2002 included elsewhere herein. You should read this discussion in conjunction with these financial statements.

     In addition to the historical information referenced above, this discussion contains certain forward-looking statements. You should understand that all such forward looking statements are subject various uncertainties and risks that could affect their outcome.

Critical accounting policies

     The discussion and analysis of our results of operations and financial condition are based upon our unaudited and audited financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, income and expense, and the related disclosures of contingent assets and liabilities at the date of these financial statements. Management believes these estimates and assumptions to be reasonably accurate; however, actual results may differ from these estimates under different assumptions or circumstances. The following are the principal critical accounting policies of the Bank.

     An estimate of probable losses incurred in the loan portfolio is necessary in determining the amount of the allowance for loan losses which is presented as a reduction of our loan balances. The provision for loan losses, charged to operations, is the amount that is necessary to establish the allowance. The information used by management to make this estimate is described later in this section and in the notes to the financial statements. The allowance for loan losses was $2,537,000 at March 31, 2005 and was $2,346,000 at December 31, 2004.

     An estimate of probable income tax benefits that will not be realized in future years is required in determining the necessity for a valuation allowance for deferred tax assets. The information used by management to make this estimate is described later in this section and in the notes to the financial statements. Net deferred tax assets were $1,014,000 at March 31, 2005 and were $448,000 at December 31, 2004; there was no valuation allowance.

Overview

     Net income for the Bank for the first quarter of 2005 totaled $577,000, the same amount that was posted for the first quarter of 2004. On a diluted per share basis, net income for the first quarter of 2005 was $0.26 compared with $0.28 for the year ago period. The lower earnings per share data reflect the increase in weighted average shares outstanding that resulted from the exercise of 179,300 warrants in the second quarter of 2004.

     The following table sets forth a financial results summary:

	For the three months ended		For the years ended
	March 31,		December 31,
	2005	2004	2004	2003	2002
	(Dollars in thousands, except per share data)
Net income	$577	$577	$2,435	$2,207	$1,614
Basic earnings per share	$0.27	$0.29	$1.17	$1.12	$0.91
Diluted earnings per share	$0.26	$0.28	$1.14	$1.10	$0.86

     For 2004 the Bank had net income of $2,435,000, up 10 percent from 2003. On a diluted per share basis, net income for 2004 was $1.14 compared with $1.10 for 2003. The growth in net income followed from an increase in earning assets — loans and securities. The earnings per share data for the year reflect the increase in weighted average shares outstanding that resulted from the exercise of warrants at the end of the second quarter of 2004.

     Net income for 2003 was $2,207,000, up 37 percent from 2002 net income of $1,614,000. Earnings per diluted share for 2002 were $0.86. The increase in net income again was a result of an increase in earning assets.

     Net income for the three years ended December 31, 2004 has increased at a compound average annual rate of 22 percent. The growth in net income reflects:

•	The opening of four de novo branches since 1999,

•	Our focus on services and technology to meet the needs of the small business banking market,

•	An expanded customer base in Ventura and surrounding counties, and

•	The successful issuance in 2002 of 400,000 shares of common stock, with 200,000 warrants attached, for a total of $5.5 million in capital to support our growth strategy.

Results of Operations

Net interest income

     Net interest income is the difference between interest and fees earned on loans, securities and federal funds sold [that is, earning assets] and the interest paid on deposits and borrowings [that is, interest-bearing funds]. Net interest margin is net interest income expressed as a percentage of earning assets.

     Net interest income for the first three months of 2005 totaled $3,102,000, up 3 percent from $3,009,000 for the same period a year ago. The net interest margin (on a tax-equivalent basis) for the 2005 first quarter was 4.86 percent compared with 5.25 percent for the 2004 first quarter. For the fourth quarter of 2004, the net interest margin was 4.64 percent and for the third quarter of 2004 the net interest margin was 4.48 percent. The increase in the net interest margin since the third quarter of 2004 reflects the asset-sensitive nature of the Bank’s balance sheet. The Bank should continue to experience an increase in net interest margin as the prime rate increases. The decrease in the net interest margin from the first quarter of 2004 to the first quarter of 2005 reflects the change in the mix of loans, securities, deposits and borrowings from a year ago.

     The following table shows average balances and interest income or interest expense, with resulting average yield or rates on a tax equivalent basis, by category of earning assets or interest bearing liabilities:

	For the three months ended March 31,
	2005			2004
	Average	Income/	Average	Average	Income/	Average
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate
Assets:
Loans:
Commercial	$77,336	$1,415	7.42%	$73,291	$1,336	7.42%
Real estate	96,228	1,481	6.24%	83,841	1,438	6.97%
Consumer	6,571	106	6.57%	6,160	108	7.13%

Total loans	180,135	3,002	6.76%	163,292	2,882	7.18%

Securities:
Taxable	69,823	595	3.40%	58,132	426	2.93%
Nontaxable	7,328	71	5.88%	7,537	76	6.10%

Total securities	77,151	666	3.64%	65,669	502	3.29%

Federal funds sold and deposits with banks	4,382	28	2.59%	7,024	17	0.99%

Total earning assets	261,668	3,696	5.78%	235,985	3,401	5.93%

Non-earning assets	21,216			19,268

Total assets	$282,884			$255,253

Liabilities and shareholder’s equity
Interest bearing deposits:
Interest bearing demand deposits	$20,689	$5	0.10%	$19,385	$6	0.12%
Savings	63,066	114	0.73%	60,596	122	0.82%
Certificates of deposit	54,410	280	2.08%	50,679	168	1.34%

Total interest bearing deposits	138,165	399	1.17%	130,660	296	0.92%

Borrowed funds:
Federal funds purchased				1
FHLB advances	32,730	195	2.42%	25,198	96	1.55%

Total borrowed funds	32,730	195	2.42%	25,199	96	1.55%

Total interest bearing funds	170,894	594	1.41%	155,859	392	1.02%

Noninterest bearing demand deposits	87,774			79,463
Other liabilities	1,027			963
Shareholders’ equity	23,189			18,968

Total Liabilities and shareholders’ equity	$282,884			$255,253

Net interest income		$3,102			$3,009

Net interest margin (tax equivalent)			4.86%			5.25%

     Net interest income for 2004 was $11,656,000, up 7 percent from $10,898,000 for 2003. Net interest income was $9,141,000 for 2002. The increase in net interest income reflects the increase in earning assets. Average earning assets increased 22 percent to $247,283,000 for 2004 from $202,091,000 for 2003. Average earning assets for 2002 were $168,891,000.

     The net interest margin [on a tax equivalent basis] for 2004 was 4.78% compared with 5.45% for 2003. Net interest margin was 5.47% for 2002. The decline in the net interest margin reflects the change in the mix of earning assets and funding sources from the year ago periods.

     The following table shows average balances and interest income or interest expense, with resulting average yield or rates on a tax equivalent basis, by category of earning assets or interest bearing liabilities:

	For the years ended December 31,
	2004			2003			2002
	Average	Income/	Average	Average	Income/	Average	Average	Income/	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
(Dollars in thousands)
Assets:
Loans:
Commercial	$69,317	$5,046	7.28%	$60,022	$4,370	7.28%	$49,936	$3,627	7.26%
Real estate	94,088	5,758	6.12%	81,573	5,926	7.26%	75,218	5,951	7.91%
Consumer	5,209	405	7.78%	7,591	642	8.46%	7,081	548	7.74%

Total loans	168,614	11,209	6.65%	149,186	10,938	7.33%	132,235	10,126	7.66%

Securities:
Taxable	65,584	1,970	3.00%	40,128	1,194	2.98%	17,569	643	3.66%
Nontaxable	7,308	299	6.20%	4,752	212	6.76%	4,206	199	7.17%

Total securities	72,892	2,269	3.11%	44,880	1,406	3.13%	21,775	842	3.87%

Federal funds sold and deposits with banks	5,777	74	1.28%	8,025	85	1.06%	14,881	232	1.56%

Total earning assets	247,283	13,552	5.48%	202,091	12,429	6.15%	168,891	11,200	6.63%

Non-earning assets	19,220			20,430			13,901

Total assets	$266,503			$222,521			$182,792

Liabilities and shareholders’ equity:
Interest bearing deposits:
Interest bearing demand deposits	$19,776	21	0.11%	$17,946	19	0.11%	$16,303	21	0.13%
Savings	61,697	487	0.79%	51,807	372	0.72%	35,414	277	0.78%
Certificates of deposit	52,138	807	1.55%	54,804	949	1.73%	62,216	1,761	2.83%

Total interest bearing deposits	133,611	1,315	0.98%	124,557	1,340	1.08%	113,933	2,059	1.81%

Borrowed funds:
Federal funds purchased	70	2	2.86%	—	—	—	—	—	—
FHLB advances	29,706	579	1.95%	12,405	191	1.54%	—	—	—

Total borrowed funds	29,776	581	1.95%	12,405	191	1.54%	—	—	—

Total interest bearing funds	163,387	1,896	1.16%	136,962	1,531	1.12%	113,933	2,059	1.81%

Noninterest bearing demand deposits	81,455			67,400			53,472
Other liabilities	1,315			746			1,022
Shareholders’ equity	20,346			17,413			14,365

Total liabilities and shareholders’ equity	$266,503			$222,521			$182,792

Net interest income		$11,656			$10,898			$9,141

Net interest margin (tax equivalent)			4.78%			5.45%			5.47%

     Average loans were $168,614,000 for 2004 and represented 68 percent of average earning assets, compared with $149,186,000 and 74 percent for 2003. For 2002, average loans were $132,235,000 or 78 percent of average earning assets. Average loans increased 13 percent in 2004 and 2003. The increase in loans reflects the expansion of our branch network over these periods and the success of our business strategy.

     Average securities were $72,891,000 for 2004 and represented 29 percent of average earning assets, compared with $44,880,000 and 22 percent for 2003. For 2002, average securities were $21,775,000 or 13 percent of average earning assets. Average securities increased 62 percent for 2004 and 106 percent for 2003. Beginning in 2003, the Bank began to more actively manage its investments, core funding sources, alternative funding sources and capital. In this regard, mid-year 2003, the Bank purchased approximately $30,000,000 U.S. agency mortgage-backed securities with a final maturity of seven years. In addition, the Bank secured $25,000,000 of FHLB term advances with final maturities of three months to three years. From mid-year 2004 to year-end 2004, the Bank made several other purchases of U.S. agency mortgage-backed securities of approximately $15,000,000 with concomitant FHLB term advances of $14,900,000. While the addition of these securities had the effect of decreasing, in part, the net interest margin for the periods presented, net interest income has increased.

     Average deposits were $215,066,000 for 2004 and represented 87 percent of average earning assets, compared with 191,957,000 and 95 percent for 2003. Average deposits were $167,405,000 or 99 percent for 2002. Average deposits increased 12 percent for 2004 and 15 percent for 2003. The increase in deposits, especially in noninterest-bearing demand deposits, reflects the expansion of our branch network and the success of our business strategy. The Bank does not accept broker certificates of deposits.

     Average FHLB advances were $29,706,000 for 2004 compared with $12,405,000 for 2003. There were no FHLB advances for 2002. The increase in FHLB advances reflects the more active management of investments, core funding sources, alternative funding sources and capital described above.

     Net interest income is affected by changes in the level and mix of average earning assets and average interest-bearing funds. The changes between periods in these categories are referred to as volume changes. The effect on net interest income from changes in average volume is measured by multiplying the change in volume between the current period and the prior period by the prior period average rate. Net interest income is also affected by changes in the average rate earned or paid on assets and liabilities and these are referred to as rate changes. The effect on net interest income from changes in average rates is measured by multiplying the change in the average rate between the current period and the prior period by the prior period average volume. Changes attributable to both rate and volume are allocated on a pro rata basis to the change in average volume and the change in average rate.

     The following tables reflect changes in net interest income attributable to volume and rate for the periods indicated:

          Analysis of changes in net interest income and expense for the three months ended March 31,

	2005 to 2004 change in
	Interest income/expense due to:
(Dollars in thousands)	Rate	Volume	Total
Interest income
Interest on loans	$(177)	$297	$120
Interest on securities	76	88	164
Interest on Federal funds sold	17	(6)	11

Total interest income	(84)	379	295

Interest expense
Interest bearing demand deposits	(1)	—	(1)
Savings	(14)	6	(8)
Certificates of deposit	99	12	111

Total interest on deposits	84	18	102

Interest on borrowings	70	30	100

Total interest expense	154	48	202

Net interest income	$(238)	$331	$93

     Analysis of changes in net interest income and expense for the years ended December 31,

	2004 to 2003 change in			2003 to 2002 change in
	Interest income/expense due to:			Interest income/expense due to:
	Rate	Volume	Total	Rate	Volume	Total
(Dollars in thousands)
Interest income
Interest on loans	$(1,153)	$1,424	$271	$(486)	$1,298	$812
Interest on securities	(15)	878	863	375	189	564
Interest on Federal funds sold	14	(25)	(11)	(40)	(107)	(147)

Total interest income	(1,154)	2,277	1,123	(151)	1,380	1,229

Interest expense
Interest bearing demand deposits	1	2	3	(4)	2	(2)
Savings	44	72	116	(41)	136	95
Certificates of deposit	(98)	(46)	(144)	(602)	(210)	(812)

Total interest on deposits	(53)	28	(25)	(647)	(72)	(719)

Interest on borrowings	122	268	390	—	191	191

Total interest expense	69	296	365	(647)	119	(528)

Net interest income	$(1,223)	$1,981	$758	$496	$1,261	$1,757

Provision for loan losses

     The provision for loan losses for the first quarter of 2005 was $122,000 up 17 percent from $104,000 for the first quarter of 2004. For the year of 2004 the provision for loan losses was $418,000 compared with $510,000 for 2003. The provision for loan losses for 2002 was $510,000. See also the discussion of the allowance for loan losses later in this section.

Noninterest income

     Noninterest income for the first quarter of 2005 increased to $516,000, up 25 percent from the first quarter of 2004 on higher levels of service charges on deposit accounts, net gains on sales of SBA 7(a) loans and commissions on brokered SBA 504 loans. Loan commissions and gains on sales of loans totaled $102,000 for the first three months of 2005 compared with $18,000 for the same period last year. The Bank also realized in the first quarter of 2004 net gains on sales of securities of $12,000. There were no securities transactions in the first quarter of 2005.

     The following table is a summary of noninterest income:

	For the three		For the years
	months ended March 31,		ended December 31,
(Dollars in thousands)	2005	2004	2004	2003	2002
Service charges on deposit accounts	$293	$249	$1,056	$965	$744
Earnings on cash value of life insurance	55	56	224	260	—
Commissions on brokered loans	55	18	132	307	43
Net gain on loan sales	47	—	87	75	119
Net servicing fees	10	11	42	34	32
Other income	56	66	290	280	271

Subtotal service charges, fees and other	516	400	1,831	1,921	1,209

Net gain (loss) on sales of securities	—	12	94	(22)	31

Total noninterest income	$516	$412	$1,925	$1,899	$1,240

     Noninterest income was $1,925,000 for 2004 compared with $1,899,000 for 2003. Noninterest income was $1,240,000 for 2002.

     Service charges on deposit accounts increased 9 percent to $1,056,000 for 2004 from $965,000 for 2003. Service charges on deposit accounts were $744,000 for 2002. The increase in service charge income reflects the higher level of checking and savings accounts from the year ago periods as well as a general increase in scheduled service fees.

     Earnings on cash surrender value of life insurance were $224,000 for 2004 compared with $260,000 for 2003. There were no earnings in 2002. The Bank purchased life insurance policies at the end of December 2002 to support life insurance benefits for several key employees and salary continuation benefits for certain executives.

     Gains on loan sales and commissions on brokered loans totaled $219,000 for 2004 compared with $382,000 for 2003. Gains on loans sales and commissions on brokered loans totaled $162,000 for 2002. The Bank originates SBA 7(a) loans and sells the guaranteed portion of the loan into the secondary market for a gain. The Bank also arranges SBA 504 and other loans for customers that are ultimately funded by other institutions and receives commissions for its services. The change in income reflects the change in the number and amount of loans sold or brokered in each period.

Noninterest expense

     Noninterest expenses for the first quarter of 2005 were $2,565,000, up 6 percent from the year ago period. The increase in operating expenses reflects principally the increase in occupancy and equipment costs stemming from the new Simi Valley branch that opened in January 2005, the expansion of the Westlake Village office in the fourth quarter of 2004 and the expansion into a new operations center in the third quarter of 2004. The efficiency ratio (the amount of noninterest expense as a percentage of the sum of net interest income and noninterest income, excluding securities transactions) for the 2005 first quarter was 70.90 percent compared with 70.61 percent for the 2004 first quarter.

     The following table is a summary of noninterest expense:

	For the three		For the years
	months ended March 31,		ended December 31,
(Dollars in thousands)	2005	2004	2004	2003	2002
Salaries and benefits	$1,529	$1,540	$5,373	$5,220	$4,131
Premises and equipment	386	287	1,301	972	693
Data processing	135	195	758	836	743
Legal, audit and other professional	108	87	418	328	326
Printing, stationary and supplies	46	22	141	166	199
Telephone	36	38	163	161	92
Directors’ fees	33	29	128	106	103
Advertising and marketing	87	63	299	298	289
Postage	18	19	81	84	86
Other expense	187	136	747	665	560

Total noninterest expenses	$2,565	$2,416	$9,409	$8,836	$7,222

     Noninterest expense for 2004 was $9,409,000, up 6 percent from $8,836,000 for 2003. Noninterest expense for 2002 was $7,222,000. The efficiency ratio was 69.76 percent for 2004 compared with 68.92 percent for 2003 and 69.78 percent for 2002.

     The Bank has pursued a growth strategy through de novo branching. This requires the Bank to recruit and hire personnel and lease or build facilities to operate and house the new branch. These expenses are incurred prior to the opening of the branch and generally are in excess of the income from the branch when it commences operations. The increase in salaries and benefits expense and premises and equipment expense reflects this growth strategy. The Oxnard office was opened in the spring of 2000, the Ventura office was opened in the summer of 2002, the Thousand Oaks office was opened in the fall of 2003 and the Simi Valley office was opened in January of 2005. The Bank also expanded into a new operations center in the summer of 2004 consolidating into one facility loan, deposit and technology operations.

     In addition, in 2004, the Bank implemented a new core application processing system that is anticipated to lower unit costs while providing a platform that more readily supports growth and expansion of services.

Income taxes

     The provision for income taxes for the first quarter of 2005 was $354,000 and for the first quarter of 2004 the provision for income taxes was $324,000. The effective tax rate [the provision for income taxes as a percentage of pretax income] was 38.0% for the first quarter of 2005 compared with 36.0% for the first quarter of 2004.

     The provision for income taxes was $1,319,000 for 2004 compared with $1,244,000 for 2003. The provision for income taxes was $1,035,000 for 2002. The effective tax rate was 35.1% for 2004 compared with 36.0% for 2003 and 39.1% for 2002.

     The combined federal and state statutory rate for all periods was 41.2%. The effective tax rate was less than the combined statutory tax rate as a result of excluding from taxable income interest income on municipal securities and the earnings on the cash surrender value of life insurance.

Financial Position

Securities

     The Bank purchases securities to generate interest income and to assist in the management of liquidity risk. Securities are classified as ‘available-for-sale’ for accounting purposes and, as such, are recorded at their fair or market values in the balance sheet. Fair values are based on quoted market prices. Changes in the fair value of securities [that is, unrealized holding gains or losses] are reported as ‘other comprehensive income’ and carried as accumulated comprehensive income or loss within shareholders’ equity until realized.

     The following table is a summary of securities by maturity distribution and weighted average yield:

	March 31, 2005.
		After One	After Five
	One Year or	Year to Five	Years to Ten	Over Ten
(Dollars in thousands)	Less	Years	Years	Years	Total
Maturity distribution
Mortgage-backed securities	—	$37,874	$8,908	$7,791	$54,573
Collateralized mortgage obligations	—	—	3,740	—	3,740
U.S. Treasury Obligations	—	2,994	—	—	2,994
State and municipal securities	—	559	2,558	4,603	7,720
U.S. Agency securities	—	7,296	—	—	7,296

Total	—	$48,723	$15,206	$12,394	$76,323

Weighted average yield
Mortgage-backed securities	—	3.16%	3.66%	4.48%	3.43%
Collateralized mortgage obligations	—	—	4.89%	—	4.89%
U.S. Treasury obligations	—	2.75%	—	—	2.75%
State and municipal securities	—	6.60%	5.58%	5.93%	5.86%
U.S. Agency securities	—	3.02%	—	—	3.02%

Total	—	3.16%	4.28%	5.02%	3.68%

     Securities, at amortized cost, decreased 2 percent to $76,323,000 at March 31, 2005 from $77,785,000 at December 31, 2004. The decline principally reflects maturities and principal payments on securities. At March 31, 2004, securities at amortized cost totaled $65,921,000. Net unrealized holding losses at March 31, 2004 were $1,318,000 and as a percentage of securities at amortized cost represented a decline in valuation of 1.73 percent. Securities are comprised largely of U.S. Government Agency obligations, mortgage-backed securities and California municipal general obligation bonds. The Bank has evaluated unrealized losses of its investment securities and determined that these as of March 31, 2005 are temporary and are related to the fluctuation in market interest rates since purchase.

     The following table is a summary of securities by maturity distribution and weighted average yield:

	December 31, 2004
		After One	After Five
	One Year or	Year to Five	Years to Ten	Over Ten
(Dollars in thousands)	Less	Years	Years	Years	Total
Maturity distribution
Mortgage-backed securities	$1,226	$36,848	$10,314	$7,960	$56,348
Collateralized mortgage obligations	—	—	1,568	3,347	4,915
U.S. Treasury Obligations	2,993	—	—	—	2,993
State and municipal securities	100	295	2,723	3,615	6,733
U.S. agency securities	3,746	3,050	—	—	6,796

Total	$8,065	$40,193	$14,605	$14,922	$77,785

Weighted average yield
Mortgage-backed securities	3.75%	3.26%	4.10%	4.50%	3.60%
Collateralized mortgage obligations	—	—	4.91%	4.72%	4.78%
U.S. Treasury obligations	2.75%	—	—	—	2.75%
State and municipal securities	7.12%	7.96%	5.47%	6.03%	5.90%
U.S. Agency securities	2.69%	2.62%	—	—	2.66%

Total	2.93%	3.25%	4.44%	4.92%	3.76%

     Securities, at amortized cost, increased to $77,785,000, or 19 percent, at December 31, 2004 from $65,286,000 at December 31, 2003. Securities, at amortized cost, were $27,001,000 at December 31, 2002. The increase in securities reflect (i) the shift from investing in overnight, lower-yielding federal funds sold into longer-term, higher-yielding securities, (ii) the increase in core deposits over the periods, and (iii) a more active use of equity capital and alternative funding sources to generate interest income.

     Net unrealized holding losses at December 31, 2004 and 2003 were $440,000 and $512,000, respectively. There were net unrealized holding gains at December 31, 2002 of $308,000. As a percentage of securities, at amortized cost, unrealized holding losses and gains were 0.57 percent, 0.78 percent and 1.11 percent at the end of each respective period. Securities are comprised largely of U.S. Government Agency obligations, mortgage-backed securities and California municipal general obligation bonds. The Bank has evaluated unrealized losses of its investment securities and determined that these as of December 31, 2004 were temporary and are related to the fluctuation in market interest rates since purchase.

Loans

     We provide a variety of credit products to meet the needs of borrowers primarily located in Ventura and Los Angeles counties. We offer both secured and unsecured loans for working capital, equipment acquisition, business expansion, purchase or improvement of real property, as well as seasonal loans and lines of credit. We maintain a portfolio of construction loans and provide “mini-perm” real estate financing. Commercial loans are made available to business and professional customers. While consumer loans comprise a small portion of the total loan portfolio, these loans are offered for a variety of personal, family, and household needs, including automobiles, home equity loans and lines of credit and unsecured revolving lines of credit.

     Total loans were $185,778,000 at March 31, 2005. Total loans increased 16 percent to $182,873,000 at December 31, 2004 from $157,952,000 at December 31, 2003. Total loans were $142,379,000 at December 31, 2002. Loan growth is the result of increased lending in our immediate market area and the opening of four additional banking offices since September 1999.

     Commercial and industrial loans are made for the purpose of providing working capital, financing the purchase of equipment or for other business purposes. Commercial loans may be unsecured or secured by assets such as equipment, inventory, receivables, and junior liens of property or personal guarantees. These loans may also have partial guarantees from the Small Business Administration (SBA). Commercial business loans are generally more dependent on the borrower’s continuing financial strength, cash flow, and management ability. We look to the borrower’s cash flow and ability to service the debt from earnings as the primary source of repayment rather than the liquidation of collateral. Commercial business loans and lines of credit are generally for shorter terms and are subject to annual review. The Bank also has a growing portfolio of higher-yielding, asset-based loans, a part of which involves the Bank purchasing customer invoices on a recourse basis.

     We make SBA guaranteed loans. The guaranteed portion of SBA loans may be sold in the secondary market. Additionally, we make loans guaranteed by an agency of the State of California and have recently entered into an Agreement with the United States Department of Agriculture which will provide guarantees of business and industrial loans in the rural communities of our service area.

     We maintain a portfolio of real estate construction loans consisting of single-family homes and commercial construction projects. At March 31, 2005 and December 31, 2004 real estate constructions loans comprised approximately 7.2 percent and 6.7 percent respectively of our loan portfolio. At December 31, 2003 these loans represented 10.5 percent of the portfolio as compared to 11.8 percent at December 31, 2002. Our real estate construction loans are primarily interim loans made to finance the construction of commercial and single family residential property. These loans are typically short term.

     The following table sets forth the Bank’s portfolio of loans:

	March 31,		December 31,
(Dollars in thousands)	2005	2004	2004	2003	2002
Commercial real estate	$97,995	$85,256	$83,457	$87,638	$80,020
Commercial loans and lines	49,935	44,997	68,996	42,076	31,876
Construction	13,337	21,027	12,330	16,540	16,842
Home equity loans and lines	7,685	5,675	2,114	5,808	7,036
Home mortgage	14,206	5,576	11,558	2,898	2,756
Installment and credit card	2,620	2,073	4,418	2,992	3,849

Total loans	185,778	164,604	182,873	157,952	142,379
Less allowance for loan losses	(2,537)	(2,424)	(2,346)	(2,325)	(1,970)

Loans, net	$183,241	$162,180	$180,527	$155,627	$140,409

     A large part of our loan portfolio is secured by real estate and of this the largest segment is commercial real estate (CRE). CRE represented 52.8 percent and 45.6 percent of the total loan portfolio at March 31, 2005, and December 31, 2004 respectively. This compares to 55.5 percent at December 31, 2003 and 56.2 percent at December 31, 2002.

     Commercial real estate loans are collateralized by as many as 15 different types of property. Over the past 3 years, the top three categories of CRE have generally been office, industrial, and retail. The office category represented 23.7 percent of the CRE portfolio at March 31, 2005 and 25.5 percent at December 31, 2004. At December 31, 2003 and December 31, 2002, the percentages were 22.6 and 25.3 respectively. In addition, the CRE portfolio is tracked by 22 different geographic locales. While most of the CRE lending is in Ventura County, there is excellent dispersal within the various cities.

     The loan categories above are derived from bank regulatory reporting standards for loans secured by real estate; however, a large portion of the commercial real estate loans above are loans that we consider a commercial loan for which we have taken real estate collateral as additional support as an abundance of caution. In these instances the Bank is not looking to the real property as its primary source of repayment, but rather as a secondary or tertiary source of repayment.

     A mitigant to the Bank’s real estate concentration is the fact that underwriting of CRE credits, as with other real estate loans in the portfolio, is done on a conservative basis. Our loan policy specifies that CRE loans are written with a maximum loan to value of 70% and a minimum debt coverage ratio of 1.25. These specifications, however, may become even more stringent dependent upon the type of property. The loan policy also specifies a maximum for the aggregate of real estate loans to Tier 1 capital and further places maximum ratios to Tier 1 capital on various sub-segments within the real estate portfolio (e.g., CRE, residential 1-4 units, multi-family). The Bank is a cash flow lender. Consequently, regardless of the value of the collateral, the project must cash flow on its own or the principals must provide sufficient outside cash flow to supplement the project. Each CRE loan analysis has an accompanying “stress test” that specifically tests for changes in interest rates, vacancy rates, and lease / rent rates in order to determine the affect on cash flow. Further, it is the policy of the Bank that real estate loans are written on a recourse basis with the guaranty of the owners. Additionally, on an annual basis, the Bank requests updates on the cash flows of the CRE collateral and has its lending staff personally visit the properties where practicable.

     The following table presents the Bank’s fixed rate loan maturity schedule and an adjustable rate loan schedule:

	March 31, 2005
	One Year	One Year to	After
(Dollars in thousands)	or Less	Five Years	Five Years	Total
Fixed rate loan maturities
Commercial real estate	$878	$3,125	$7,124	$11,127
Commercial loans and lines	556	3,675	579	4,810
Construction	—	—	—	—
Consumer	96	497	21	614
Other	8,690	—	7,615	16,305

Total fixed rate loan maturities	10,220	7,297	15,339	32,856

Adjustable rate loan
Commercial real estate	38,191	41,313	—	79,504
Commercial loans and lines	49,047	6,231	—	55,278
Construction	12,869	—	—	12,869
Consumer	1,657	—	—	1,657
Other	3,614	—	—	3,614

Total adjustable rate loan maturities	105,378	47,544	—	152,922

Total maturities	$115,598	54,841	15,339	185,778

     The following table presents the Bank’s fixed rate loan maturity schedule and an adjustable rate loan schedule:

	December 31, 2004
	One Year	One Year to	After
(Dollars in thousands)	or Less	Five Years	Five Years	Total
Fixed rate loan maturities
Commercial real estate	$669	$3,394	$3,484	$7,547
Commercial loans and lines	476	3,955	685	5,116
Consumer	84	582	22	688
Other	7,275	—	5,653	12,928

Total fixed rate loan maturities	8,504	7,931	9,844	26,279

Adjustable rate loan
Commercial real estate	38,728	42,389	—	81,117
Commercial loans and lines	50,677	4,388	1,950	57,015
Construction	12,609	—	—	12,609
Consumer	3,308	—	—	3,308
Other	2,545	—	—	2,545

Total adjustable rate loan maturities	107,867	46,777	1,950	156,594

Total maturities	$116,371	$54,708	$11,794	$182,873

Allowance for loan losses

     We maintain an allowance for loan losses to provide for inherent losses in the loan portfolio. Additions to the allowance are established through a provision charged to expense. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. It is the policy of the Bank to charge off any known losses at the time of determination. Any unsecured loan more than 90 days delinquent in payment of principal or interest and not in the process of collection is charged off in total. Secured loans are evaluated on a case by case basis to determine the ultimate loss potential to the Bank subsequent to the liquidation of collateral. In those cases where the Bank is inadequately protected, a charge off will be made to reduce the loan balance to a level equal to the liquidation value of the collateral.

     Included in our loan policy are procedures designed to adequately evaluate and assess the risk factors associated with our loan portfolio, to enable us to assess such risk factors prior to granting new loans and to evaluate the sufficiency of the allowance. We conduct an assessment of the allowance on a monthly basis and do a critical evaluation quarterly. At the time of the monthly review, the Board of Directors will examine and formally approve the adequacy of the allowance. The quarterly evaluation includes an assessment of the following factors: any external loan review and any regulatory examination, estimated potential loss exposure on each pool of loans, concentrations of credit, value of collateral, the level of delinquency and non-accruals, trends in the portfolio volume, effects of any changes in the lending policies and procedures, changes in lending personnel, present economic conditions at the local, state and national level, amount of undisbursed / off-balance sheet commitments, and the migration analysis of historical losses / recoveries for the prior eight quarters.

     The following table presents the allowance for loan losses:

	March 31,		December 31,
(Dollars in thousands)	2005	2004	2004	2003	2002
Beginning balance	$2,346	$2,325	$2,325	$1,970	$1,680
Provision for loan losses	122	104	418	510	510
Loans charged-off	—	(14)	(359)	(124)	(336)
Recoveries on loans charged-off	69	9	12	69	116
Transfers to undisbursed commitment liability	—	—	(50)	(100)	—

Ending balance	$2,537	$2,424	$2,346	$2,325	$1,970

Ratio of net charge-offs to average loans	(0.15)%	0.01%	0.21%	0.04%	0.17%

     The allowance for loan losses, as a percentage of total loans, was 1.37 % at March 31, 2005 compared with 1.28% at December 31, 2004. At December 31, 2003 and December 31, 2002 this ratio was 1.47% and 1.38% respectively.

     The provision for loan losses for the first quarter of 2005 was $122,000 compared with $104,000 for the first quarter of 2004. The provision for loan losses for year 2004 was $418,000 compared with $510,000 for 2003. The provision for loan losses for 2002 was $510,000.

     For the first quarter of 2005, we had net loan recoveries of $69,000 compared to net loan charge-offs of $5,000 for the first quarter of 2004. Net loan charge-offs for 2004 were $347,000 compared with $55,000 for 2003 and $220,000 for 2002.

     The following table presents the Bank’s percent of loans in category to total loans:

			December 31,
	March 31, 2005		2004		2003		2002
				Percent of		Percent of		Percent of
		Percent of		Loans in		Loans in		Loans in
		Loans in		Category		Category		Category
		Category to		to Total		to Total		to Total
(Dollars in thousands)	Amount	Total Loans	Amount	loans	Amount	loans	Amount	loans

Commercial real estate	$916	53%	$880	49%	$899	55%	$470	55%
Commercial loans	773	27%	821	34%	421	27%	570	23%
Construction loans	67	7%	62	7%	83	10%	84	12%
Home equity loans	38	4%	13	1%	39	4%	35	5%
Home mortgage	71	8%	60	7%	14	2%	14	2%
Installment and credit card	35	1%	45	2%	26	2%	31	3%

Subtotal	$1,900		$1,881		$1,482		$1,204
Unallocated	637		466		843		766

Total	$2,537	100%	$2,346	100%	$2,325	100%	$1,970	100%

     The allocation presented above should not be interpreted as an indication that charges to the allowance will be incurred in these amounts or proportions. The amounts attributed to each loan category are based on the analysis described above.

     The following table presents past due and nonaccrual loans:

	March 31,		December 31,
(Dollars in thousands)	2005	2004	2004	2003	2002
Accruing loans past due 90 days or more	$71	$28	$—	$132	$18
Nonaccrual loans	$2,158	$2,392	$2,180	$2,443	$333

Ratios:
Accruing loans past due 90 days or more to average loans	0.04%	0.02%	0.00%	0.09%	0.01%
Nonaccrual loans to average loans	1.19%	1.46%	1.29%	1.64%	0.25%

Interest income on nonaccrual loans:
Contractually due	$19	$27	$197	$254	$47
Collected	$19	$27	$69	$14	$52

     The Bank does not accrue interest on loans for which payment of interest or principal is not expected. Nonaccrual loans at March 31, 2004 totaled $2,158,000 compared with $2,180,000 at December 31, 2004. Nonaccrual loans totaled $2,443,000 at December 31, 2003 and at December 31, 2002 nonaccrual loans totaled $333,000.

     The increase in nonaccrual loans from 2002 to 2003 represents a participation in a construction loan with several other banks to a borrower who defaulted on the payment terms and filed for bankruptcy. In December 2004, the bankruptcy court approved a settlement and the borrower has, in 2005, resumed payments under the approved settlement. The Bank has not charged off any amount of this loan and does not anticipate any loss. The loan is fully secured by real estate and the Bank anticipates the full repayment of this loan with interest.

Deposits

     The Bank primarily accepts deposits of small businesses located principally in Ventura and Los Angeles counties. Core deposits [representing checking, savings and small balance certificates of deposit (that is, balances under $100,000)] totaled $199,962,000 at March 31, 2005, up 3 percent from $194,939,000 at December 31, 2004. Core deposits increased 6 percent for 2004 from $184,432,000 at the end of 2003. At December 31, 2002, core deposits totaled $155,471,000. Core deposits represent a significant low-cost source of funds that support the Bank’s lending activities.

The following tables set forth the average balance and the average rate paid on each deposit category for the periods indicated:

	For the three months ended March 31,
	2005		2004
	Average	Average	Average	Average
(Dollars in thousands)	Balance	Rate	Balance	Rate
Core deposits
Noninterest bearing demand deposits	$87,774	—	$79,463	—
Interest checking	20,689	0.10%	19,385	0.12%
Savings accounts	63,066	0.73%	60,596	0.82%
Time deposits less than $100,000	27,232	2.02%	23,738	1.47%

Total core deposits	$198,761	0.93%	$183,182	0.83%

Noncore deposits
Time deposits of $100,000 or more	27,177	2.15%	26,941	1.24%

Total core and noncore deposits	$225,938	1.17%	$210,123	0.92%

	For the years ended December 31,
	2004		2003		2002
	Average	Average	Average	Average	Average	Average
(Dollars in thousands)	Balance	Rate	Balance	Rate	Balance	Rate
Core deposits
Noninterest bearing demand deposits	$81,455	—	$67,400	—	$53,472	—
Interest checking	19,776	0.11%	$17,946	0.11%	16,303	0.13%
Savings accounts	61,697	0.79%	51,807	0.72%	35,414	0.78%
Time deposits less than $100,000	24,783	1.79%	26,724	1.93%	33,505	3.05%

Total core deposits	190,283		165,233		138,694

Noncore deposits
Time deposits of $100,000 or more	27,355	1.33%	28,080	1.54%	28,712	2.58%

Total core and noncore deposits	$215,066		$191,957		$167,405

Total interest bearing deposits	$133,611	0.98%	$124,557	1.08%	$113,933	1.81%

     Large balance certificates of deposits [that is, balances of $100,000 or more] totaled $31,920,000 at March 31, 2005 compared with $32,251,000 at December 31, 2004. Large balance certificates of deposits were $27,497,000 at December 31, 2003 and $31,190,000 at December 31, 2002. A majority of these large balance time deposits represent deposits placed by the State Treasurer of California with the Bank. The remainder represent time deposits accepted from customers in the Bank’s market area. There were no broker deposits during or as of any period presented.

The following table sets forth the maturity of large balance certificates of deposits for the periods indicated:

	March 31, 2005		December 31, 2004
(Dollars in thousands)	Amount	Percentage	Amount	Percentage
Three months or less	$17,517	55%	$17,394	54%
Over three months through six months	11,957	37%	7,571	24%
Over six months through one year	2,446	8%	2,086	6%
Over one year	—	0%	5,200	16%

Total	$31,920	100%	$32,251	100%

Borrowings

     The Bank is a member of the Federal Home Loan Bank of San Francisco [FHLB]. Membership allows the Bank to borrow, approximately $71.0 million at March 31, 2005 and December 31, 2004, to meet funding needs and otherwise assist in the management of liquidity risk. Borrowings with the FHLB are collateralized by the Bank’s investment in FHLB stock as well as loans or securities which may be pledged. At March 31, 2005 the Bank’s investment in FHLB stock totaled $1,827,000 and at December 31, 2004 the Bank’s investment totaled $1,992,000.

     The following table sets forth the amounts and weighted average interest rate of FHLB advances:

	March 31, 2005
	Federal Home Loan	Weighted average
(Dollars in thousands)	Bank Advances	interest rate

Amount outstanding at end of period	$30,350	2.62%

Maximum amount outstanding at any month-end during the period	$32,200	n/a

Average amount outstanding during the period	$32,730	2.42%

     The following table is a schedule of maturities for FHLB advances:

Amount		Maturity Year

	$13,550	2005
	11,550	2006
	5,250	2007

	$30,350

     The following table sets forth the amounts and weighted average interest rate of FHLB advances:

	December 31,
	2004		2003		2002
	Federal	Weighted	Federal		Federal	Weighted
	Home Loan	Average	Home Loan	Weighted	Home Loan	Average
	Bank	Interest	Bank	Average	Bank	Interest
(Dollars in thousands)	Advances	Rate	Advances	Interest Rate	Advances	Rate
Amount outstanding at end of period	$32,850	2.39%	$25,000	1.63%	—	—

Maximum amount outstanding at any month-end during the period	$32,850	2.39%	$25,000	1.63%	—	—

Average amount outstanding during the period	$29,706	1.95%	$12,405	1.54%	—	—

     The following table is a schedule maturities for FHLB advances:

Amount	Maturity Year
$16,050	2005
11,550	2006
5,250	2007

$32,850

Commitments, contingent liabilities, contractual obligations and off-balance sheet arrangements

     In the normal course of business, the Bank makes commitments to extend credit or issues letters of credit to customers. These commitments generally are not recognized in the balance sheet. These commitments do involve, to varying degrees, elements of credit risk; however, the Bank uses the same credit policies and procedures as it does for on-balance sheet credit facilities. Commitments to extend credit totaled $63,604,000 at December 31, 2004 compared with $45,291,000 at December 31, 2003 and $51,894,000 at December 31, 2002. Commercial and standby letters of credit were $914,000, $1,337,000, and $552,000 at December 31, 2004, 2003, and 2002, respectively.

     The following is a schedule of the Bank’s current contractual obligations by maturity and/or payment due date:

	March 31, 2005
		One to	Three to	Greater
	Less Than	Three	Five	Than Five
(Dollars in thousands)	One Year	Years	Years	Years	Total
FHLB term advances	$13,550	$16,800	$—	$—	$30,350
Salary continuation benefits	—	—	—	207	207
Operating lease obligations	528	1,187	1,972	2,820	6,507

Total	$14,078	$17,987	$1,972	$3,027	$37,064

	December 31, 2004
		One to	Three to	Greater
	Less Than	Three	Five	Than Five
(Dollars in thousands)	One Year	Years	Years	Years	Total
FHLB term advances	$16,050	$11,550	$5,250	$—	$32,850
Salary continuation benefits	—	—	—	180	180
Operating lease obligations	332	846	276	960	2,414

Total	$16,382	$12,396	$5,526	$1,140	$35,444

Quantitative and Qualitative Disclosures About Market Risk

Credit risk

     Credit risk is the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract with the Bank or otherwise to perform as agreed. Credit risk is found in all activities in which success depends on counterparty, issuer, or borrower performance. Credit risk is present any time Bank funds are extended, committed, invested, or otherwise exposed through actual or implied contractual agreements, whether reflected on or off the balance sheet.

     The Bank manages credit risk through Board approved policies and procedures. These policies are reviewed and approved at least annually by the Directors. Lending policies provide Bank management with a framework for consistent loan underwriting and a basis for sound credit decisions. Lending policies specify, among other things, the parameters for the type or purpose of the loans, the required debt service coverage and the required collateral requirements. Credit limits are also established and certain loans require approval by the Directors’ Loan Committee. The Directors’ Audit Committee also engages a third party to perform a credit review of the loan portfolio to ensure compliance with policies and assist in the evaluation of the credit risk inherent in the loan portfolio.

     An estimate of probable losses incurred in the loan portfolio is necessary in determining the amount of the allowance for loan losses which is presented as a reduction of our loan balances. This estimate is performed monthly by management and reviewed and approved by the Board of Directors. This estimate takes into consideration, among other things, the type of loans, the delinquency or default status of loans, the trends in the loan portfolio, and current and future economic conditions that may affect the borrower’s ability to pay.

     Nonaccrual loans, as a percentage of total loans, were 1.16 % at March 31, 2005 compared with 1.19% at December 31, 2004. At December 31, 2003, nonaccrual loans as a percentage of total loans were 1.55%. The decline from 2003 was a result of a loan charge-off. Nonaccrual loans are comprised principally of a participation in a construction loan with several other banks to a borrower who defaulted on the payment terms and filed bankruptcy. In December 2004, the bankruptcy court approved a settlement and the borrower has, in 2005, resumed payments under the approved settlement. The Bank anticipates the full repayment of this loan with interest; consequently this loan is expected to return to accrual status in the second half of 2005.

Interest rate risk

     Interest rate risk is the risk to earnings or capital arising from movements in interest rates. Interest rate risk arises from differences between the timing of rate changes and the timing of cash flows [re-pricing risk], from changing the rate relationships among different yield curves affecting bank activities [basis risk], from changing rate relationships across the spectrum of maturities [yield curve risk], and from interest-related options embedded in loans and products [options risk].

     The Bank manages interest risk through Board approved policies and procedures. These policies are reviewed and approved at least annually by the Directors. Interest rate risk policies provide Bank management with a framework for consistent evaluation of risk [a modified-gap analysis, an earnings-at-risk analysis and an economic value of equity analysis] and establish risk tolerance parameters. Management’s Asset and Liability Committee meets regularly to evaluate interest rate risk, engages a third party to assist in the measurement and evaluation of risk and reports quarterly to the Directors’ Funds Management Committee on compliance with policies. The

Directors’ Audit Committee also engages a third party to perform a review of management’s asset and liability practices to ensure compliance with policies.

     The Bank’s funding sources are dominated by checking and savings accounts, which either have no interest rate or are re-priced infrequently. The Bank’s loan portfolio is dominated by loans that use the Wall Street Journal prime rate as an index. The Bank’s securities portfolio is comprised chiefly of U.S. Agency mortgage-backed securities that are either fixed rate, adjustable or a hybrid. This composition produces a balance sheet that is generally asset-sensitive, that is as the general level of interest rates rise, net interest income generally increases and as the general level of interest rates fall, net interest income generally decreases.

     The following is a gap summary table:

	March 31, 2005
	By repricing interval
		4 - 12
(Dollars in thousands)	0-3 Months	Months	1-5 Years	> 5 Years	Total
Earning assets

Loans	$108,523	$5,080	$55,701	$14,225	$183,529
Securities	2,657	9,372	40,593	22,382	75,004
Federal funds sold	4,080				4,080

Total interest earning assets	$115,260	$14,452	$96,294	$36,607	$262,613

Deposits and borrowings

Deposits	35,354	61,108	41,757	—	138,219
Borrowings	7,000	6,550	16,800	—	30,350

Total deposits and borrowings	$42,354	$67,658	$58,557	$—	$168,569

Interest rate sensitivity gap	$72,906	$(53,206)	$37,737	$36,607	$94,044

Cumulative gap	$72,906	$19,700	$57,437	$94,044

Cumulative gap as a percentage of interest earning assets	27.76%	7.50%	21.87%	35.81%

	December 31 , 2004
	By Repricing Interval
		4-12
(Dollars in thousands)	0-3 Months	Months	1-5 Years	> 5 Years	Total
Earning assets
Loans	$96,499	$3,659	$69,888	$10,481	$180,527
Securities	4,755	9,569	38,308	24,713	77,345
Federal funds sold	4,055	—	—	—	4,055

Total interest earning assets	$105,309	$13,228	$108,196	$35,194	$261,927

Deposits and borrowings
Deposits	$35,669	$57,048	$49,773	$—	$142,490
Borrowings	2,500	13,550	16,800	—	32,850

Total deposits and borrowings	38,169	70,598	66,573	—	175,340

Interest rate sensitivity gap	$67,140	$(57,370)	$41,623	$35,194	$86,587

Cumulative gap	$67,140	$9,770	$51,393	$86,578

Cumulative gap as a percentage of interest earning assets	25.63%	3.73%	19.62%	33.06%

Liquidity risk

     Liquidity risk is the risk to earnings or capital arising from the Bank’s inability to meet its obligations when they come due without incurring unacceptable losses. Liquidity risk includes the inability to manage unplanned decreases or changes in funding sources as well as the failure to recognize or address changes in market conditions that affect the ability to liquidate assets quickly and with minimal loss in value.

     The Bank manages liquidity risk through Board approved policies and procedures. These policies are reviewed and approved at least annually by the Directors. Liquidity risk policies provide Bank management with a framework for consistent evaluation of risk and establish risk tolerance parameters. Management’s Asset and Liability Committee meets regularly to evaluate liquidity risk, review and establish deposit interest rates, review loan and deposit in-flows and out-flows and reports quarterly to the Directors’ Funds Management Committee on compliance with policies. The Directors’ Audit Committee also engages a third party to perform a review of management’s asset and liability practices to ensure compliance with policies.

     The Bank enjoys a large base of core deposits (representing checking, savings and small balance certificates of deposit). At March 31, 2005 core deposits totaled $199,962,000 compared with $194,939,000 at December 31, 2004. At December 31, 2003 core deposits totaled $184,432,000 and core deposits totaled $155,471,000 at December 31, 2002. Core deposits represent a significant low-cost source of funds that support the Bank’s lending activities.

     The Bank, as a member of the Federal Home Loan Bank of San Francisco (FHLB) has access to borrowing arrangements with a maximum available borrowing of approximately $71.0 million. Borrowings under these arrangements are collateralized by the Bank’s FHLB stock as well as loans or securities. As of March 31, 2005, the Bank had borrowings outstanding with the FHLB of $30,350,000.

     In addition, the Bank has lines of credit with two other financial institutions providing for federal funds facilities up to a maximum of $7.0 million. The lines of credit support short-term liquidity needs and cannot be used for more than 15 consecutive days. These lines are unsecured, have no formal maturity date and can be revoked at any time by the granting institutions. There were no borrowings under these lines of credit at March 31, 2005.

     The Bank also maintains a secured borrowing facility of $800,000 with the Federal Reserve Bank of San Francisco. There were no borrowings under this facility at March 31, 2005.

Capital Resources

     The Board of Directors recognizes that a strong capital position is vital to growth, continued profitability, and depositor and investor confidence. The policy of the Board of Directors is to maintain sufficient capital at not less than the well-capitalized thresholds established by banking regulators. In 2002, the Bank successfully issued 400,000 shares of common stock, with 200,000 warrants attached, for a total of $5.5 million in capital to support our growth strategy. The Bank has not paid cash or stock dividends since 2001.

     The following tables set forth the Bank’s actual capital amounts and ratios and a comparison to the minimum ratios for the periods indicated:

	March 31, 2005
					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$25,960	12.59%	$16,498	8.00%	$20,622	10.00%
Tier 1 capital to risk-weighted assets	$23,381	11.34%	$8,249	4.00%	$12,373	6.00%
Tier 1 capital to average assets	$23,381	8.27%	$11,315	4.00%	$14,144	5.00%

	December 31, 2004
					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$25,300	12.25%	$16,518	8.00%	$20,647	10.00%
Tier 1 capital to risk-weighted assets	$22,804	11.04%	$8,259	4.00%	$12,388	6.00%
Tier 1 capital to average assets	$22,804	8.61%	$10,974	4.00%	$13,718	5.00%

     The Bank’s capital ratios exceed the levels established by banking regulators for a ‘well-capitalized’ institution at March 31, 2005 and December 31, 2004.

Supervision and Regulation — First California Bank

     General. As a state-chartered bank whose deposits are insured by the Federal Deposit Insurance Corporation up to the maximum extent provided by law, the Bank is subject to supervision, examination and regulation by the California Department of Financial Institutions and by federal bank regulatory agencies. The Bank’s primary federal bank regulatory agency is the FDIC. The regulations of these agencies govern most aspects of the Bank’s business, including capital adequacy ratios, reserves against deposits, restrictions on the rate of interest which may be paid on some deposit instruments, limitations on the nature and amount of loans which may be made, the location of branch offices, borrowings, and dividends. Supervision, regulation and examination of the Bank by the regulatory agencies are generally intended to protect depositors and are not intended for the protection of the Bank’s shareholders.

     Significant Legislation. The laws, regulations and policies governing financial institutions are continuously under review by Congress, state legislatures and federal and state regulatory agencies. From time to time laws or regulations are enacted which have the effect of increasing the cost of doing business, limiting or expanding the scope of permissible activities, or changing the competitive balance between banks and other financial and non-financial institutions. Various federal laws enacted in recent years have expanded the lending authority and permissible activities of certain non-bank financial institutions, such as savings and loan associations and credit unions, and have given federal regulators increased enforcement authority. These laws have generally had the effect of altering competitive relationships existing among financial institutions, reducing the historical distinctions between the services offered by banks, savings and loan associations and other financial institutions, and increasing the cost of funds to banks and other depository institutions. Future changes in the laws, regulations or polices that impact the Bank cannot necessarily be predicted, but they may have a material effect on the Bank’s business and earnings.

     USA Patriot Act. On October 26, 2001, the President signed into law comprehensive anti-terrorism legislation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, known as the USA Patriot Act. Title III of the USA Patriot Act requires financial institutions, including the Bank, to help prevent, detect and prosecute international money laundering and the financing of terrorism. The Bank has augmented its systems and procedures to accomplish this requirement. We believe that the cost of compliance with Title III of the USA Patriot Act is not likely to be material to the Company.

     Gramm-Leach-Bliley Act. In November 1999, the Gramm-Leach-Bliley Act, or the GLB Act, became law, significantly changing the regulatory structure and oversight of the financial services industry. The GLB Act repealed the provisions of the Glass-Steagall Act that restricted banks and securities firms from affiliating. It also revised the Bank Holding Company Act to permit a “qualifying” bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the FRB’s prior approval.

     The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits other financial services providers to acquire banks and become bank holding companies without ceasing any existing financial activities. Previously, a bank holding company could only engage in activities that were “closely related to banking.” This limitation no longer applies to bank holding companies that qualify to be treated as financial holding companies. To qualify as a financial holding company, a bank holding company’s subsidiary depository institutions must be well-capitalized, well-managed and have at least a “satisfactory” Community Reinvestment Act examination rating. “Nonqualifying” bank holding companies are limited to activities that were permissible under the Bank Holding Company Act as of November 11, 1999.

     The GLB Act changed the powers of national banks and their subsidiaries, and made similar changes in the powers of state banks and their subsidiaries. National banks may now underwrite, deal in and purchase state and local revenue bonds. A subsidiary of a national bank may now engage in financial activities that the bank cannot itself engage in, except for general insurance underwriting and real estate development and investment. In order for a subsidiary of a national bank to engage in these new financial activities, the national bank and its depository institution affiliates must be “well capitalized,” have at least “satisfactory” general, managerial and Community Reinvestment Act examination ratings, and meet other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. Subsidiaries of state banks can exercise the same powers as national bank subsidiaries if they satisfy the same qualifying rules that apply to national banks, except that state-chartered banks do not have to satisfy the statutory managerial and debt rating-requirements of national banks.

     The GLB Act also reformed the overall regulatory framework of the financial services industry. In order to implement its underlying purposes, the GLB Act preempted state laws that would restrict the types of financial affiliations that are authorized or permitted under the GLB Act, subject to specified exceptions for state insurance laws and regulations. With regard to securities laws, the GLB Act removed the blanket exemption for banks from being considered brokers or dealers under the Exchange Act and replaced it with a number of more limited exemptions. Thus, previously exempted banks may become subject to the broker-dealer registration and supervision requirements of the Exchange Act. The exemption that prevented bank holding companies and banks that advise mutual funds from being considered investment advisers under the Investment Advisers Act of 1940 was also eliminated.

     Separately, the GLB Act imposes customer privacy requirements on any company engaged in financial activities. Under these requirements, a financial company is required to protect the security and confidentiality of customer nonpublic personal information. Also, for customers that obtain a financial product such as a loan for personal, family or household purposes, a financial company is required to disclose its privacy policy to the customer at the time the relationship is established and annually thereafter, including its policies concerning the sharing of the customer’s nonpublic personal information with affiliates and third parties. If an exemption is not available, a financial company must provide consumers with a notice of its information sharing practices that allows the consumer to reject the disclosure of its nonpublic personal information to third parties. Third parties that receive such information are subject to the same restrictions as the financial company on the reuse of the information. Finally, a financial company is prohibited from disclosing an account number or similar item to a third party for use in telemarketing, direct mail marketing or other marketing through electronic mail.

     Risk-Based Capital Guidelines.

     General. The federal banking agencies have established minimum capital standards known as risk-based capital guidelines. These guidelines are intended to provide a measure of capital that reflects the degree of risk associated with a bank’s operations. The risk-based capital guidelines include both a new definition of capital and a framework for calculating the amount of capital that must be maintained against a bank’s assets and off-balance sheet items. The amount of capital required to be maintained is based upon the credit risks associated with the various types of a bank’s assets and off-balance sheet items. A bank’s assets and off-balance sheet items are classified under several risk categories, with each category assigned a particular risk weighting from 0% to 100%. A bank’s risk-based capital ratio is calculated by dividing its qualifying capital, which is the numerator of the ratio, by the combined risk weights of its assets and off-balance sheet items, which is the denominator of the ratio.

     Qualifying Capital. A bank’s total qualifying capital consists of two types of capital components: “core capital elements,” known as Tier 1 capital, and “supplementary capital elements,” known as Tier 2 capital. The Tier 1 component of a bank’s qualifying capital must represent at least 50% of total qualifying capital and may consist of the following items that are defined as core capital elements:

•	common stockholders’ equity;

•	qualifying noncumulative perpetual preferred stock (including related surplus); and

•	minority interests in the equity accounts of consolidated subsidiaries.

     The Tier 2 component of a bank’s total qualifying capital may consist of the following items:

•	a portion of the allowance for loan and lease losses;

•	certain types of perpetual preferred stock and related surplus;

•	certain types of hybrid capital instruments and mandatory convertible debt securities; and

•	a portion of term subordinated debt and intermediate-term preferred stock, including related surplus.

     Risk Weighted Assets and Off-Balance Sheet Items. Assets and credit equivalent amounts of off-balance sheet items are assigned to one of several broad risk classifications, according to the obligor or, if relevant, the guarantor or the nature of the collateral. The aggregate dollar value of the amount in each risk classification is then multiplied by the risk weight associated with that classification. The resulting weighted values from each of the risk classifications are added together. This total is the bank’s total risk weighted assets.

     Risk weights for off-balance sheet items, such as unfunded loan commitments, letters of credit and recourse arrangements, are determined by a two-step process. First, the “credit equivalent amount” of the off-balance sheet items is determined, in most cases by multiplying the off-balance sheet item by a credit conversion factor. Second, the credit equivalent amount is treated like any balance sheet asset and is assigned to the appropriate risk category according to the obligor or, if relevant, the guarantor or the nature of the collateral. This result is added to the bank’s risk weighted assets and comprises the denominator of the risk-based capital ratio.

     Minimum Capital Standards. The supervisory standards set forth below specify minimum capital ratios based primarily on broad risk considerations. The risk-based ratios do not take explicit account of the quality of individual asset portfolios or the range of other types of risks to which banks may be exposed, such as interest rate, liquidity, market or operational risks. For this reason, banks are generally expected to operate with capital positions above the minimum ratios.

     All banks are required to meet a minimum ratio of qualifying total capital to risk weighted assets of 8%. At least 4% must be in the form of Tier 1 capital, net of goodwill. The maximum amount of supplementary capital elements that qualifies as Tier 2 capital is limited to 100% of Tier 1 capital, net of goodwill. In addition, the combined maximum amount of subordinated debt and intermediate-term preferred stock that qualifies as Tier 2 capital is limited to 50% of Tier 1 capital. The maximum amount of the allowance for loan and lease losses that qualifies as Tier 2 capital is limited to 1.25% of gross risk weighted assets. The allowance for loan and lease losses in excess of this limit may, of course, be maintained, but would not be included in a bank’s risk-based capital calculation.

     The federal banking agencies also require all banks to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage ratio. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio of Tier 1 capital to total assets is 3%. For all banks not rated in the highest category, the minimum leverage ratio must be at least 4% to 5%. These uniform risk-based capital guidelines and leverage ratios apply across the industry. Regulators, however, have the discretion to set minimum capital requirements for individual institutions which may be significantly above the minimum guidelines and ratios.

     The following table sets forth the Bank’s actual capital amounts and ratios as of March 31, 2005 and a comparison to the minimum ratios:

	March 31, 2005
					To Be Well-
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital to risk-weighted assets	$25,960	12.59%	$16,498	8.00%	$20,622	10.00%
Tier 1 capital to risk-weighted assets	$23,381	11.34%	$8,249	4.00%	$12,373	6.00%
Tier 1 capital to average assets	$23,381	8.27%	$11,315	4.00%	$14,144	5.00%

     Other Factors Affecting Minimum Capital Standards. The federal banking agencies have established certain benchmark ratios of loan loss reserves to be held against classified assets. The benchmark ratio established by the federal banking agencies is the sum of:

•	100% of assets classified loss;

•	50% of assets classified doubtful;

•	15% of assets classified substandard; and

•	estimated credit losses on other assets over the upcoming twelve months.

     Our loan loss reserves equal or exceed the established benchmark ratios.

     The risk-based capital rules adopted by the federal banking agencies take account of concentrations of credit and the risks of engaging in non-traditional activities. Concentrations of credit refers to situations where a lender has a relatively large proportion of loans involving a single borrower, industry, geographic location, collateral or loan type. Non-traditional activities are considered those that have not customarily been part of the banking business, but are conducted by a bank as a result of developments in, for example, technology, financial markets or other additional activities permitted by law or regulation. The regulations require institutions with high or inordinate levels of risk to operate with higher minimum capital standards. The federal banking agencies also are authorized to review an institution’s management of concentrations of credit risk for adequacy and consistency with safety and soundness standards regarding internal controls, credit underwriting or other operational and managerial areas. We do not have any concentrations of credit or risk associated with non-traditional activities that would affect our capital ratios.

     The federal banking agencies also limit the amount of deferred tax assets that are allowable in computing a bank’s regulatory capital. Deferred tax assets that can be realized from taxes paid in prior carryback years and from future reversals of existing taxable temporary differences are generally not limited. However, deferred tax assets that can only be realized through future taxable earnings are limited for regulatory capital purposes to the lesser of:

•	the amount of the deferred tax assets that can be realized within one year of the quarter-end report date; or

•	10% of Tier 1 capital.

     The amount of any deferred tax in excess of this limit would be excluded from Tier 1 capital, total assets and regulatory capital calculations. We do not have any deferred tax assets in excess of the regulatory limits.

     The federal banking agencies have also adopted a joint agency policy statement which provides that the adequacy and effectiveness of a bank’s interest rate risk management process and the level of its interest rate exposures are critical factors in the evaluation of the bank’s capital adequacy. A bank with material weaknesses in its interest rate risk management process or high levels of interest rate exposure relative to its capital will be directed by the federal banking agencies to take corrective actions. Financial institutions which have significant amounts of their assets concentrated in high risk loans or nontraditional banking activities, and who fail to adequately manage these risks, may be required to set aside capital in excess of the regulatory minimums.

     Prompt Corrective Action. The federal banking agencies possess broad powers to take prompt corrective action to resolve the problems of insured banks. Each federal banking agency has issued regulations defining five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Under the regulations, a bank shall be deemed to be:

•	“well capitalized” if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage capital ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure;

•	“adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 4.0% or more, and a leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of “well capitalized”;

•	“undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 4.0%, or a leverage capital ratio that is less than 4.0% (3.0% under certain circumstances);

•	“significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0%, a Tier 1 risk-based capital ratio that is less than 3.0% or a leverage capital ratio that is less than 3.0%; and

•	“critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

     As of March 31 , 2005, the most recent notification from the regulatory agencies categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank’s category.

     Banks are prohibited from paying dividends or management fees to controlling persons or entities if, after making the payment the bank would be “undercapitalized,” that is, the bank fails to meet the required minimum level for any relevant capital measure. Asset growth and branching restrictions apply to “undercapitalized” banks. Banks classified as “undercapitalized” are required to submit acceptable capital plans guaranteed by its holding company, if any. Broad regulatory authority was granted with respect to “significantly undercapitalized” banks, including forced mergers, growth restrictions, ordering new elections for directors, forcing divestiture by its holding company, if any, requiring management changes, and prohibiting the payment of bonuses to senior management. Even more severe restrictions are applicable to “critically undercapitalized” banks, those with capital at or less than 2%. Restrictions for these banks include the appointment of a receiver or conservator after 90 days, even if the bank is still solvent. All of the federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action.

     A bank, based upon its capital levels, that is classified as “well capitalized,” “adequately capitalized” or “undercapitalized” may be treated as though it were in the next lower capital category if the appropriate federal banking agency, after notice and opportunity for a hearing, determines that an unsafe or unsound condition, or an unsafe or unsound practice, warrants such treatment. At each successive lower capital category, an insured bank is subject to more restrictions. The federal banking agencies, however, may not treat an institution as “critically undercapitalized” unless its capital ratios actually warrant such treatment.

     Deposit Insurance Assessments. The FDIC has implemented a risk-based assessment system in which the deposit insurance premium relates to the probability that the deposit insurance fund will incur a loss. The FDIC sets semi-annual assessments in an amount necessary to maintain or increase the reserve ratio of the insurance fund to at least 1.25% of insured deposits or a higher percentage as determined to be justified by the FDIC.

     Under the risk-based assessment system adopted by the FDIC, banks are categorized into one of three capital categories (“well capitalized,” “adequately capitalized,” and “undercapitalized”). Assignment of a bank into a particular capital category is based on supervisory evaluations by its primary federal regulator. After being assigned to a particular capital category, a bank is classified into one of three supervisory categories. The three supervisory categories are:

•	Group A — financially sound with only a few minor weaknesses;

•	Group B — demonstrates weaknesses that could result in significant deterioration; and

•	Group C — poses a substantial probability of loss.

     The capital ratios used by the FDIC to define “well-capitalized,” “adequately capitalized” and “undercapitalized” are the same as in the prompt corrective action regulations.

     Because of the FDIC’s favorable loss experience and a healthy reserve ratio in the Bank Insurance Fund, well-capitalized and well-managed banks have in recent years paid minimal premiums for FDIC Insurance. A number of factors suggest that as early as the first half of 2004, even well-capitalized and well-managed banks may be required to pay higher premiums for deposit insurance. The amount of any such premiums will depend on the outcome of legislative and regulatory initiatives as well as the Bank Insurance Fund loss experience and other factors, none of which we can predict.

     The current assessment rates are summarized below, expressed in terms of cents per $100 in insured deposits:

	Assessment Rates
	Supervisory Group
Capital Group	Group A	Group B	Group C
Well capitalized.	0	3	17
Adequately capitalized	3	10	24
Undercapitalized	10	24	27

     Interstate Banking and Branching. Bank holding companies from any state may generally acquire banks and bank holding companies located in any other state, subject in some cases to nationwide and state-imposed deposit concentration limits and limits on the acquisition of recently established banks. Banks also have the ability, subject to specific restrictions, to acquire by acquisition or merger branches located outside their home state. The establishment of new interstate branches is also possible in those states with laws that expressly permit it. Interstate branches are subject to many of the laws of the states in which they are located.

     California law authorizes out-of-state banks to enter California by the acquisition of or merger with a California bank that has been in existence for at least five years, unless the California bank is in danger of failing or in certain other emergency situations, but limits interstate branching into California to branching by acquisition of an existing bank.

     Enforcement Powers. In addition to measures taken under the prompt corrective action provisions, insured banks may be subject to potential enforcement actions by the federal regulators for unsafe or unsound practices in conducting their businesses, or for violation of any law, rule, regulation, condition imposed in writing by the regulatory agency, or term of a written agreement with the regulatory agency. Enforcement actions may include:

•	the appointment of a conservator or receiver for the bank;

•	the issuance of a cease and desist order that can be judicially enforced;

•	the termination of the bank’s deposit insurance;

•	the imposition of civil monetary penalties;

•	the issuance of directives to increase capital;

•	the issuance of formal and informal agreements;

•	the issuance of removal and prohibition orders against officers, directors and other institution-affiliated parties; and

•	the enforcement of such actions through injunctions or restraining orders based upon a judicial determination that the deposit insurance fund or the bank would be harmed if such equitable relief was not granted.

     The DFI, as the primary regulator for state-chartered banks, also has a broad range of enforcement measures, from cease and desist powers and the imposition of monetary penalties to the ability to take possession of a bank, including causing its liquidation.

     FDIC Receiverships. The FDIC may be appointed conservator or receiver of any insured bank or savings association. In addition, the FDIC may appoint itself as sole conservator or receiver of any insured state bank or savings association for any, among others, of the following reasons:

•	insolvency;

•	substantial dissipation of assets or earnings due to any violation of law or regulation or any unsafe or unsound practice;

•	an unsafe or unsound condition to transact business, including substantially insufficient capital or otherwise;

•	any willful violation of a cease and desist order which has become final;

•	any concealment of books, papers, records or assets of the institution;

•	the likelihood that the institution will not be able to meet the demands of its depositors or pay its obligations in the normal course of business;

•	the incurrence or likely incurrence of losses by the institution that will deplete all or substantially all of its capital with no reasonable prospect for the replenishment of the capital without federal assistance; or

•	any violation of any law or regulation, or an unsafe or unsound practice or condition which is likely to cause insolvency or substantial dissipation of assets or earnings, or is likely to weaken the condition of the institution or otherwise seriously prejudice the interests of its depositors.

     As a receiver of any insured depository institution, the FDIC may liquidate such institution in an orderly manner and dispose of any matter concerning such institution as the FDIC determines is in the best interests of such institution, its depositors and the FDIC. Further, the FDIC shall, as the conservator or receiver, by operation of law, succeed to all rights, titles, powers and privileges of the insured institution, and of any shareholder, member, account holder, depositor, officer or director of such institution with respect to the institution and the assets of the institution; may take over the assets of and operate such institution with all the powers of the members or shareholders, directors and the officers of the institution and conduct all business of the institution; collect all obligations and money due to the institution and preserve and conserve the assets and property of the institution.

     Safety and Soundness Guidelines. The federal banking agencies have adopted guidelines to assist in identifying and addressing potential safety and soundness concerns before capital becomes impaired. These guidelines establish operational and managerial standards relating to:

•	internal controls, information systems and internal audit systems;

•	loan documentation;

•	credit underwriting;

•	asset growth; and

•	compensation, fees and benefits.

     Additionally, the federal banking agencies have adopted safety and soundness guidelines for asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. If an institution fails to comply with a safety and soundness standard, the appropriate federal banking agency may require the institution to submit a compliance plan. Failure to submit a compliance plan or to implement an accepted plan may result in enforcement action.

     The federal banking agencies have issued regulations prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

     Risk Management and Exposure. The federal banking agencies have begun examining banks and bank holding companies with respect to their exposure to and management of different categories of risk, including: legal, operations, market, credit, interest rate, price, foreign exchange, transaction, compliance, strategic, credit, liquidity, and reputation risk. This examination approach causes bank regulators to focus on risk management procedures, rather than simply examining every asset and transaction. This approach supplements rather than replaces existing rating systems based on the evaluation of an institution’s capital, assets, management, earnings and liquidity.

     Money Laundering and Currency Controls. Various federal statutory and regulatory provisions are designed to enhance recordkeeping and reporting of currency and foreign transactions. Pursuant to the Bank Secrecy Act, financial institutions must report high levels of currency transactions or face the imposition of civil monetary penalties for reporting violations. The Money Laundering Control Act imposes sanctions, including revocation of federal deposit insurance, for institutions convicted of money laundering.

     The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLAFATA”), a part of the USA Patriot Act, authorizes the Secretary of the Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to banks and other financial institutions to enhance recordkeeping and reporting requirements for certain financial transactions that are of primary money laundering concern. Among its other provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the Untied States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLAFATA mandates that federally-insured banks and other financial institutions establish customer identification programs designed to verify the identity of persons opening new accounts, to maintain the records used for verification, and to determine whether the person appears on any list of known or suspected terrorists or terrorist organizations.

     Consumer Protection Laws and Regulations. The bank regulatory agencies are focusing greater attention on compliance with consumer protection laws and implementing regulations. These laws and implementing regulations impact overall bank operations as well as specific consumer-oriented products and services. Examination and enforcement have become more intense in nature, and insured institutions have been advised to carefully monitor compliance with various consumer protection laws and implementing regulations. Banks are subject to many federal consumer protection laws and regulations, including:

•	the Community Reinvestment Act, or the CRA;

•	the Truth in Lending Act, or the TILA;

•	the Fair Housing Act, or the FH Act;

•	the Equal Credit Opportunity Act, or the ECOA;

•	the Home Mortgage Disclosure Act, or the HMDA; and

•	the Real Estate Settlement Procedures Act, or the RESPA.

     The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal bank regulatory agencies, in examining insured depository institutions, to assess their record of helping to meet the credit needs of their entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, consummating mergers or acquisitions, or holding company formations.

     The federal banking agencies have adopted regulations which measure a bank’s compliance with its CRA obligations on a performance-based evaluation system. This system bases CRA ratings on an institution’s actual lending service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. The ratings range from “outstanding” to a low of “substantial noncompliance.”

     The ECOA prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act. In March 1994, the Federal Interagency Task Force on Fair Lending issued a policy statement on discrimination in lending. The policy statement describes the three methods that federal agencies will use to prove discrimination:

•	overt evidence of discrimination;

•	evidence of disparate treatment; and

•	evidence of disparate impact.

     This means that if a creditor’s actions have had the effect of discriminating, the creditor may be held liable — even when there is no intent to discriminate.

     The FH Act regulates many practices, including making it unlawful for any lender to discriminate against any person in its housing-related lending activities because of race, color, religion, national origin, sex, handicap, or familial status. The FH Act is broadly written and has been broadly interpreted by the courts. A number of lending practices have been found to be, or may be considered, illegal under the FH Act, including some that are not specifically mentioned in the FH Act itself. Among those practices that have been found to be, or may be considered, illegal under the FH Act are:

•	declining a loan for the purposes of racial discrimination;

•	making excessively low appraisals of property based on racial considerations;

•	pressuring, discouraging, or denying applications for credit on a prohibited basis;

•	using excessively burdensome qualifications standards for the purpose or with the effect of denying housing to minority applicants;

•	imposing on minority loan applicants more onerous interest rates or other terms, conditions or requirements; and

•	racial steering, or deliberately guiding potential purchasers to or away from certain areas because of race.

     The TILA is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of the TILA, all creditors must use the same credit terminology and expressions of rates, the annual percentage rate, the finance charge, the amount financed, the total payments and the payment schedule.

     HMDA grew out of public concern over credit shortages in certain urban neighborhoods. One purpose of HMDA is to provide public information that will help show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. HMDA requires institutions to report data regarding applications for one-to-four family real estate loans, home improvement loans, and multifamily loans, as well as information concerning originations and purchases of those types of loans. Federal bank regulators rely, in part, upon data provided under HMDA to determine whether depository institutions engage in discriminatory lending practices.

     RESPA requires lenders to provide borrowers with disclosures regarding the nature and costs of real estate settlements. Also, RESPA prohibits certain abusive practices, such as kickbacks, and places limitations on the amount of escrow accounts.

     The GLB Act requires disclosure of our privacy policy at the time a customer relationship is established and annually thereafter. Under the provisions of the GLB Act, we must put systems in place to safeguard the non-public personal information of our customers.

     Violations of these various consumer protection laws and regulations can result in civil liability to the aggrieved party, regulatory enforcement including civil money penalties, and even punitive damages.

     Other Aspects of Banking Law. We are also subject to federal statutory and regulatory provisions covering, among other things, security procedures, insider and affiliated party transactions, management interlocks, electronic funds transfers, funds availability, and truth-in-savings. There are also a variety of federal statutes which regulate acquisitions of control and the formation of bank holding companies.

     Impact of Monetary Policies. Banking is a business that depends on rate differentials. In general, the difference between the interest rate paid by a bank on its deposits and its other borrowings and the interest rate earned by a bank on its loans, securities and other interest-earning assets comprises the major source of the bank’s earnings.

     These rates are highly sensitive to many factors which are beyond the bank’s control and, accordingly, the earnings and growth of the bank are subject to the influence of economic conditions generally, both domestic and foreign, including inflation, recession, and unemployment; and also to the influence of monetary and fiscal policies of the United States and its agencies, particularly the FRB. The FRB implements national monetary policy, such as seeking to curb inflation and combat recession, by:

•	its open-market dealings in United States government securities;

•	adjusting the required level of reserves for financial institutions subject to reserve requirements;

•	placing limitations upon savings and time deposit interest rates; and

•	adjustments to the discount rate applicable to borrowings by banks which are members of the Federal Reserve System.

     The actions of the FRB in these areas influence the growth of bank loans, investments, and deposits and also affect market interest rates. Since January 2001 the FRB has decreased interest rates numerous times, reducing the overnight “Federal Funds” rate from 6.50% to as low as 1.00%, the lowest level in over four decades. Since June 2004, the FRB has reversed direction and increased rates eight times to 3.00%. The nature and timing of any future changes in such policies and their impact on us cannot be predicted; however, depending on the degree to which our interest-earning assets and interest-bearing liabilities are rate sensitive, increases in rates would have a temporary effect of increasing our net interest margin, while decreases in interest rates would have the opposite effect. In addition, adverse economic conditions, including a downturn in the local or regional economy and rising energy prices, could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting our net income or other operating costs.

     Conclusion. As a result of the recent federal and California legislation, including the GLB Act, there has been a competitive impact on commercial banking. There has been a lessening of the historical distinction between the services offered by banks, savings associations, credit unions, securities dealers, insurance companies, and other financial institutions. Banks have also experienced increased competition for deposits and loans that may result in increases in their cost of funds, and banks have experienced increased overall costs. Further, the federal banking agencies have increased enforcement authority over banks and their directors and officers.

     Future legislation is also likely to impact our business. However, our management cannot predict what legislation might be enacted or what regulations might be adopted or the effects thereof.

Trading in the Bank’s and the Holding Company’s Common Stock

     Trading History. Presently, there is no market for the Company’s common stock. There has been a limited trading market for the Bank’s common stock on the OTC “Bulletin Board” (trading symbol “FCAA”) and no assurance can be given that a more active public trading market for the Company’s common stock will develop in the future. The Company is aware of only four dealers that effected trades in the Bank’s common stock. The Company’s common stock is not registered under the Securities Exchange Act of 1934 and, therefore, is not currently eligible for listing on any exchange or on the Nasdaq National Market.

     The information in the following table indicates the high and low sales prices and volume of trading for the Bank’s common stock for each quarterly period since January 1, 2003, and is based upon information provided by the OTC “Bulletin Board.” Because of the limited market for the Bank’s common stock, these prices may not be indicative of the fair market value of the Bank’s common stock. The information does not include transactions for which no public records are available. The trading prices in such transactions may be higher or lower than the prices reported below.

	Sales Prices
			Approximate Number
Quarter Ended	High	Low	of Shares Traded
March 31, 2003	$10.87	$10.50	13,700
June 30, 2003	$12.00	$11.00	15,600
September 30, 2003	$13.00	$11.75	4,300
December 31, 2003	$15.75	$13.10	11,488

March 31, 2004	$22.00	$15.80	32,387
June 30, 2004	$20.80	$17.95	13,559
September 30, 2004	$19.75	$17.75	24,272
December 31, 2004	$23.00	$19.25	14,693

March 31, 2005	$23.00	$22.50	190,970

Period Ended
June ___, 2005

     According to information provided by the OTC “Bulletin Board,” the most recent trade in the Bank’s Common Stock prior to the date of this Proxy Statement occurred on                     , 2005 for                     shares, at a sales price of $                     per share.

     As of the date of this Proxy Statement the Bank has approximately                      shareholders of record; however, the Bank believes that there are an additional                      shareholders who own their shares in “street name” through brokerage firms.

     It is anticipated that, upon consummation of the merger, the Holding Company’s Common Stock will be quoted on the OTC Bulletin Board.

     Dividends. The Bank has not paid any cash dividends since 2001. Payment of cash dividends in the future will depend upon our earnings and financial condition and other factors deemed relevant by our Board of Directors. No assurance can be given that any cash dividends will be declared in the foreseeable future. In the event the merger is approved, it is anticipated that management of the Holding Company will follow the same policy of retaining earnings to increase our capital and provide additional basis for growth.

Pro Forma Capitalization

     The following table sets forth the actual capitalization of the Bank, FCB Merger Corp. and the Holding Company at March 31, 2005, and the pro forma capitalization of the Holding Company, on a consolidated basis, to reflect the consummation of the merger:

		FCB Merger		Pro Forma FCB Bancorp,
	First California	Corp.[1]	FCB Bancorp[2]	consolidated
	Bank (unaudited)	(unaudited)	(unaudited)	(unaudited)
Shareholders’ Equity:
Common Stock	$11,965	$500	$2,000	$11,965
Retained earnings	11,416	$0	$0	11,416
Accumulated other comprehensive loss	(794)	$0	$0	(794)

Total Shareholders’ Equity	$22,587	$500	$2,000	$22,587

Common Stock Data:
Authorized	2,500,000	10,000,000	10,000,000	10,000,000
Outstanding	2,162,807	100	200	2,162,807
Preferred Stock Data:
Authorized	0	10,000,000	10,000,000	10,000,000
Outstanding	0	0	0	0

[1]	Funds to capitalize FCB Merger Corp. were obtained by issuing 100 shares to the Holding Company for $500. At the time of the merger the shares will be cancelled.

[2]	Funds to capitalize the Holding Company were obtained by issuing 200 shares to Mr. James O. Birchfield, the Bank’s Chairman of the Board, for $2,000. At the time of the merger and pursuant to a written agreement, these shares will be repurchased for $2,000 and cancelled by the Holding Company.

Vote Required

The Merger Agreement and transaction contemplated therein, including the merger, requires the approval by a majority of the outstanding shares of the Bank’s Common Stock.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF “FOR” ON THIS PROPOSAL.

SOUTH COAST BANCORP, INC.

Background and Description of South Coast Bancorp Transaction

     FCB Bancorp entered into an Agreement and Plan of Reorganization dated as of February 2, 2005 (the “Acquisition Agreement”) with First California Bank, SCB Merger Corp., SCB, and South Coast Commercial Bank (“South Coast”), pursuant to which FCB Bancorp will acquire and then immediately thereafter merge with SCB, and whereby SCCB will become a wholly-owned separate subsidiary bank of FCB Bancorp and the Bank’s sister corporation (the “Acquisition”).

     Pursuant to the terms of the Acquisition Agreement, FCB Bancorp has organized SCB Merger Corp. as a new California corporation and wholly-owned subsidiary of FCB Bancorp. At the effective time of the merger, SCB Merger Corp. will merge with and into SCB, with SCB surviving the merger. For an instant in time, SCB will be a wholly-owned subsidiary of FCB Bancorp before it is merged with and into FCB Bancorp, the surviving holding company. As a result of the Acquisition, First California Bank and SCCB will be separate wholly-owned subsidiaries of FCB Bancorp. As soon as practical after the Acquisition, FCB Bancorp intends to either consolidate the two banks under First California Bank’s charter or enter into an asset purchase and liability assumption agreement pursuant to which substantially all of the assets and liabilities of SCCB would be acquired/assumed by First California Bank. The asset purchase alternative would be utilized if the California Department of Financial Institutions were to permit the acquisition of SCCB (reduced to a minimum level of capital, assets and liabilities) by a third party financial institution.

     SCB will be acquired by FCB Bancorp pursuant to the acquisition/merger of SCB in consideration for the payment of the aggregate cash amount of $36.0 million, subject to certain adjustments, for all of the outstanding shares of SCB common stock. In anticipation of closing the Acquisition, FCB Bancorp intends to: (i) raise approximately $22.0 million from a private placement offering (the “2005 Private Offering”) of its common stock for which Keefe, Bruyette & Woods is acting as the placement agent; (ii) issue approximately $10.0 million in “trust preferred securities,” a portion of which qualifies as Tier 1 capital; and (iii) accept a cash dividend from First California Bank in the amount of approximately $5.0 million; substantially all of the proceeds of which will be used to fund the Acquisition and to pay the expenses (legal, accounting, printing, filing fees, etc.) to be incurred by FCB Bancorp in connection with both the holding company formation and the Acquisition. As of the mailing date of this proxy statement, FCB Bancorp has already received subscriptions for $22.0 million in connection with the 2005 Private Offering.

Description of the Acquisition Agreement

     The following summary of the material terms and provisions of the Acquisition Agreement (as defined below) is qualified in its entirety by reference to the Acquisition Agreement, which is included as an exhibit to the Registration Statement and incorporated herein by reference.

     Regulatory Approvals Required for the Acquisition. The closing of the Acquisition is conditioned upon the receipt of all approvals of regulatory authorities required for the first merger and the second merger without the imposition of any conditions or requirements that would materially and adversely impact the economic or business benefits to FCB Bancorp of the Acquisition. Under the terms of the Acquisition Agreement, FCB Bancorp and SCB have agreed to use their reasonable best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from any governmental authority necessary, proper or advisable to consummate the Acquisition. In order to complete the Acquisition, we must first obtain the approval of the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (the “FDIC”) and the California Department of Financial Institutions (the “DFI”). Applications for approval of the Acquisition were filed with the FRB, FDIC and DFI on or about May 31, 2005.

     Material Federal Income Tax Considerations of the Merger. FCB Bancorp may elect to treat the Acquisition as an acquisition of the assets of SCB for federal income tax purposes, in which case it may be able to get a stepped-up basis for SCB’s assets, resulting in increased federal income tax deductions for depreciation and amortization. A final determination as to whether that election will be made and the allocation of the purchase price among the assets acquired and liabilities assumed, based on their fair market values, has not yet been made. FCB

Bancorp will determine the fair market values of SCB’s respective assets and liabilities and what appropriate tax accounting adjustments would be necessary before making that determination.

     Effective Time. The effective time of the Acquisition will be the time and date when the Acquisition becomes effective, as set forth in Section 2.02 of the Acquisition Agreement. We anticipate that the Acquisition will be completed by September 2005. However, completion of the Acquisition could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the Acquisition.

     Representations and Warranties. The Acquisition Agreement contains substantially similar representations and warranties of FCB Bancorp, Merger Subsidiary, First California Bank, SCB, and SCCB, as to, among other things:

•	corporate organization and existence;

•	capitalization;

•	the corporate organization and existence of subsidiaries of FCB Bancorp and SCB;

•	corporate power and authority;

•	governmental and third-party approvals required to complete the Acquisition;

•	timely filing of required regulatory reports and absence of regulatory investigations or restrictive agreements with regulators;

•	environmental matters;

•	that no action has been taken that would give rise to a claim by any party for a broker or finder’s fee or other like payment;

•	absence of litigation;

•	and insurance coverage

     In addition, the Acquisition Agreement contains further representations and warranties of SCB and SCC Bank as to, among other things:

•	employee benefit matters;

•	validity of, and the absence of material defaults under, certain contracts;

•	interest rate risk management instruments, such as swaps and options;

•	title to real and personal property;

•	transactions with affiliates;

•	compliance with laws;

•	the absence of a trust business;

•	tax matters;

•	books and records have been properly and accurately maintained;

•	labor matters;

•	and its allowance for loan losses is adequate under established governmental standards.

Conduct of Business Pending the Acquisition. Prior to the effective time of the Acquisition, except as expressly contemplated by the Acquisition Agreement, each of FCB Bancorp, SCB and SCCB has agreed to:

•	conduct its business in the ordinary course;

•	not take any action that would adversely affect or delay the ability of the parties to perform any of their obligations in a timely manner.

     Furthermore, prior to the effective time, except as expressly contemplated by the Acquisition Agreement, SCB and SCCB have agreed that, without the consent of FCB Bancorp, they will not, among other things:

•	incur any indebtedness for borrowed money (other than deposits, federal funds borrowings or borrowings from the Federal Home Loan Bank of San Francisco), or assume, guarantee, endorse or otherwise become responsible for the obligations of any other individual or entity;

•	make any loan, loan commitment, renewal or extension to any person or immediate family member of such person exceeding $100,000 without submitting a complete loan package to FCB Bancorp for a review and comment;

•	from January 2, 2005 until the closing, (i) make, declare or pay any dividend in excess of (A) Five Hundred and Eighty-Five Thousand Dollars ($585,000) plus (B) the amount of retained cash in SCB accounts as of January 2, 2005, and any interest as may be earned thereon (constituting a portion of previously taxed but undistributed income), but not to exceed Two Hundred Seventy Thousand Dollars ($270,000.00) or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock;

•	issue, sell or otherwise permit to become outstanding any additional shares or rights to acquire shares;

•	permit additional shares of stock to become subject to grants of employee or director options;

•	enter into, amend or renew any employment, consulting severance or similar agreements or increase in any manner the compensation or fringe benefits of any of its employees or directors, except for: (i) normal increases for employees made in the ordinary course of business consistent with past practice provided that no increase shall result in an annual adjustment of more than 5%, (ii) other changes that are required by applicable law, (iii) satisfy contractual obligations existing as of the date of the Acquisition Agreement and set forth in a disclosure schedule, or (iv) grants of awards to newly hired employees consistent with past practice;

•	enter into or amend any of its benefit plans;

•	hire any person as employee of SCB or SCCB or promote any employee except (i) to satisfy contractual obligations, (ii) persons hired to fill any vacancies arising after the date of the Acquisition Agreement and whose employment is terminable at the will of SCB or of SCCBank, or (iii) a new employee whose annual base salary and bonus do not exceed $70,000;

•	establish, adopt or amend any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement or any related trust agreement, in respect of any current or former director, officer or employee of SCB or SCCB or take any action to accelerate the vesting or exerciseability of stock options, restricted stock or other compensation or benefits payable thereunder;

•	sell, transfer, mortgage, encumber or otherwise dispose of or discontinue or any of its business, properties, assets or deposits that together with all other such transactions other than in the ordinary course of business, are not material to SCB or SCCB;

•	acquire, other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in the ordinary course of business consistent with past practice, all or any portion of the assets, business, deposits or property of any entity except in the ordinary course of business consistent with past practice that is not material to SCB and SCCB;

•	make payment not then required under any contract that calls for aggregate annual payments of $25,000 or more which is not terminable at will or with 60 days or less notice, without payment of a premium or penalty other than loans or other transactions made in the ordinary course of the banking business;

•	except as required by law or regulation, implement or adopt any material change interest rate or other risk management policies, fail to follow existing policies, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•	enter into any settlement or similar agreement with respect to, or take any other significant action with respect to conduct of any action, suit, proceeding or investigation that SCB or SCCB becomes a party to after the date of the Acquisition Agreement which settlement, individually or for all such settlements that exceed $25,000, are material to SCB or SCCB or would impose any material restriction on the business of SCB or SCCB or create precedent for claims reasonably likely to be material to SCB or SCCB;

•	except as may be required by applicable law or specifically permitted by the Acquisition Agreement, knowingly take any action that is intended or would reasonably be expected to result in (i) any of SCB’s and SCCB’s representations or warranties set forth in the Acquisition Agreement being or becoming untrue in any material respect, (ii) any of the conditions to the merger set forth in the Acquisition Agreement not being satisfied, or (iii) in a material violation of any provision of the Acquisition Agreement except as may be required by applicable law or regulation;

•	make any capital expenditures other than in the ordinary course of business and not to exceed $10,000 individually or $25,000 in the aggregate;

•	amend its articles of incorporation or its bylaws;

•	make any direct investment either by contributions to capital, property transfers or purchase of any property or assets of any person other than in the ordinary course of business not to exceed $100,000 or purchases of direct obligations of the United States of America or obligations of U.S. government agencies which are entitled to the full faith and credit of the United States, in any case with a remaining maturity at the time of purchase of two years or less;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

•	settle any material audit, make or change any material tax election, file any amended tax return, take any action which could materially adversely affect the tax position of SCB or SCCB, or of FCB Bancorp after the Acquisition or take any action with respect to taxes that is outside the ordinary course of business or inconsistent with past practice;

•	agree to take or make any commitment to take any of these prohibited actions.

     Conduct of Business of FCB Bancorp Pending the Acquisition. Prior to the effective time, except as expressly contemplated by the Acquisition Agreement, FCB Bancorp has agreed that, without the consent of SCB, it and its subsidiaries will not:

•	take any action reasonably likely to have an adverse effect on FCB’s ability to perform any of its material obligations under the Acquisition Agreement;

•	except as may be required by applicable law, take any action that is intended or would reasonably be expected to result in (i) any of FCB’s representations or warranties set forth in the Acquisition Agreement being or becoming untrue in any material respect, (ii)any of the conditions to the Acquisition set forth in the Acquisition Agreement not being satisfied, (iii) a violation of any provision of the Acquisition Agreement, or (iv) a material violation of any provision of the Acquisition Agreement;

•	agree to take or make any commitment to take any of these prohibited actions.

     Additional Covenants. SCB and FCB Bancorp have agreed to:

•	use their reasonable best efforts to take all actions necessary to consummate the Acquisition;

•	consult each other before issuing any press releases with respect to the Acquisition or the Acquisition Agreement; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of NASDAQ;

•	obtain all governmental consents necessary to consummate the transactions contemplated in the Acquisition Agreement;

•	notify each other of any circumstance that is reasonably likely to result in a material adverse effect on them or would cause a material breach of their respective obligations under the Acquisition Agreement;

•	use reasonable efforts to have the Acquisition qualify as taxable purchase of all of the outstanding stock of SCB by FCB Bancorp, followed by the liquidation of SCB pursuant to Section 322 of the Internal Revenue Code; and

     SCB and SCCB have further agreed to:

•	afford FCB Bancorp access to certain information and personnel;

•	use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships;

•	convene a shareholders meeting to vote on the merger as soon as practicable after the delivery of this proxy statement-prospectus and recommend to its shareholders that they approve the Acquisition;

•	refrain from soliciting any offers with respect to a merger or other similar transaction involving all or substantially all of its assets or more than 10% of its outstanding equity securities; provided, however, that SCB and SCCB and its board may take actions required of them by law or directors’ fiduciary duties;

•	allow FCB Bancorp to participate in any meetings or interviews with employees called by SCB or SCCB to discuss the Acquisition;

•	assist FCB Bancorp in obtaining any required comments by third-party vendors in order to ensure a smooth transition after the Acquisition;

•	cause to be delivered to FCB Bancorp, shareholder agreements executed by each shareholder of SCB;

•	modify its accounting and certain other policies and practices to match those of FCB Bancorp;

•	keep FCB Bancorp reasonably informed as to the status of certain transactions being negotiated as of the date of the Acquisition Agreement;

•	provide audited consolidated financial statements of SCB for the year ended December 31, 2004 within ten business days after receiving them

     FCB Bancorp has further agreed to:

•	following the effective time of the Acquisition, indemnify present and former directors and officers of SCB and SCCB in connection with any claim arising out of actions or omissions occurring at or prior to the effective time to the fullest extent that SCB and SCCB is permitted to indemnify its directors and officers;

•	In addition, FCB Bancorp is obligated for three years from the effective time, to provide the portion of directors and officers liability insurance that serves to reimburse the present and former directors and officers of SCB on terms and conditions comparable to those provided by SCB; provided, however, that FCB Bancorp is not required to spend on an annual basis more than 150% of the current amount spent by SCB to procure such insurance coverage; provided further, that if FCB Bancorp is unable to maintain or obtain such insurance coverage, FCB Bancorp shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for such insurance coverage; and

•	provide former employees of SCB and SCCB who continue as employees of FCB Bancorp with employee benefit plans no less favorable, in the aggregate, than those provided to similarly situated employees of FCB Bancorp;

     Conditions to Consummation of the Acquisition. Each party’s obligation to effect the Acquisition is subject to the satisfaction or waiver, where permissible, of the following conditions:

•	approval of the Acquisition Agreement by SCB shareholders;

•	receipt of all regulatory approvals required to complete the Acquisition and all those approvals remaining in effect and all statutory waiting periods with respect to those approvals having expired;

•	effectiveness of the registration statement, of which this proxy statement-prospectus forms a part, under the Securities Act, and no stop order suspending the effectiveness of the registration statement having been issued and no proceedings for that purpose having been initiated and not withdrawn by the SEC;

•	absence of any order, injunction, decree, statute, rule, regulation or judgment issued or enacted by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Acquisition or any of the other transactions contemplated by the Acquisition Agreement;

•	accuracy of the representations and warranties of the other party in all material respects as of the closing date of the Acquisition as though made on the closing date;

•	performance by each party all material respects of all obligations required to be performed by it under the Acquisition Agreement at or prior to the closing date; and

•	FCB Bancorp’s obligation to effect the Acquisition is subject to satisfaction, or waiver, of the following additional conditions: (i) FCB Bancorp shall have received executed Non-Competition Agreements from all the directors of SCB; SCB has delivered to FCB Bancorp a summary of all professional service fees to SCB and SCCB incurred in connection with the Acquisition; (ii) SCB and SCCB shall have obtained any third-party consents necessary to transfer so as not to be in default under any contract as a result of the Acquisition; (iii) performance by SCB shareholders who have signed shareholder agreements of all material obligations under such agreements; (iv) SCB’s net income, on a consolidated basis and excluding payments, costs and accruals as described in the merger agreement, shall not be less than $1,300,000; (v) the adjusted shareholders’ equity shall not be less than $14,000,000; and

•	SCB shall have provided FCB consolidated financial statements presenting the financial condition of SCB as of the end of the last day of the last month prior to effective time of the Acquisition.

     We cannot assure you if, or when, we will obtain the required regulatory approvals necessary to consummate the Acquisition, or whether all of the other conditions precedent to the Acquisition will be satisfied or waived by the party permitted to do so. If the Acquisition is not completed on or before September 30, 2005, either FCB Bancorp or SCB may terminate the Acquisition Agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

     Nonsolicitation. Under the terms of the Acquisition Agreement, SCB has agreed not to solicit, initiate or encourage any takeover proposals or other forms of business combination with a third party. In addition, SCB has agreed not to negotiate, furnish information or otherwise cooperate in any way in connection with any competing takeover proposals by third parties, unless SCB’s board of directors determines that (i) the takeover proposal, if consummated, would result in a transaction more favorable to holders of SCB common stock than the Acquisition, and (ii) considering the advice of counsel, it has a fiduciary duty to act on the completing proposal.

     Factors Affecting the Amount of Consideration. The aggregate amount payable in cash for all of the outstanding shares of SCB Common Stock shall be the Base Merger Consideration ($36,000,000); provided that SCB’s Adjusted Shareholders’ Equity is at least equal to the Base Shareholders’ Equity ($16,500,000). Should SCB’s Adjusted Shareholders’ Equity (as determined 4 business days prior to the effective date of the first merger) be less than the Base Shareholders’ Equity, then the Base Merger Consideration shall be reduced by the lesser of (i) that amount by which the Adjusted Shareholders’ Equity is less than the Base Shareholders’ Equity, or (ii) Two Million Five Hundred Thousand Dollars ($2,500,000) (the Base Merger Consideration as so reduced shall be referred to as the “Adjusted Merger Consideration.”). The amount payable for each outstanding share of SCB Common Stock shall be equal to the quotient obtained by dividing (i) the Base Merger Consideration or the Adjusted Merger Consideration, as applicable, by (ii) the total number of shares of SCB Common Stock outstanding immediately prior to the Effective Time of the Merger (including Dissenting Shares).

     Termination of the Acquisition Agreement. The parties may terminate the Acquisition Agreement and abandon the Acquisition at any time prior to the effective time, whether before or after approval by the shareholders of SCB (i) by mutual consent of FCB Bancorp and SCB, if the board of directors of each so determines by a vote of a majority of the members of its entire board, (ii) by the board of directors of either party, if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger and that denial has become final and nonappealable, an application shall have been permanently withdrawn or the shareholders of SCB fail to approve the Acquisition Agreement, (iii) by the board of directors of either party, if the Acquisition is not completed on or before September 30, 2005, unless the failure of the closing to occur by this date is due to the default of the party seeking to terminate the Acquisition Agreement; and (iv) by the board of directors of either party (so long as the terminating party is not then in material breach of the Acquisition Agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth therein on the part of the nonterminating party, which breach: individually or in the aggregate, would constitute, if occurring or continuing on the closing date, the failure of the conditions described under “The Acquisition Agreement— Conditions to Consummation of the Acquisition,” (v) is not cured within 30 days following written notice to the party committing the breach or which by its nature or timing cannot be cured prior to the closing date, (vi) by FCB Bancorp if SCB exercises its rights under Section 6.08 of the Acquisition Agreement in entertaining a competing takeover proposal and either continues discussions with a third party for more than 10 business days after receiving a competing proposal, or has not rejected a publicly disclosed takeover proposal within 10 business days after the proposal was made, (vii) by FCB Bancorp if SCB’s board of directors shall have failed to make its recommendation to approve the Acquisition, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of FCB, (viii) by SCB upon the failure of FCB Bancorp either (A) to satisfy the conditions specified in Section 6.23 within thirty (30) days of receipt of all necessary regulatory approvals to consummate the Acquisition or (B) to enter into binding agreements by June 30, 2005 providing for such financing, subject only to the receipt of all necessary regulatory approvals to consummate the Acquisition and the absence of material adverse changes and other normal and customary closing conditions, (ix) by FCB if it determines that any item in the Disclosure Schedules under Section 5.01 of the Acquisition agreement is unacceptable to it, after providing SCB notice and a three business days opportunity to resolve the Disclosure Schedule issues.

     Waiver and Amendment of the Acquisition Agreement. At any time prior to the closing of the Acquisition, FCB Bancorp and SCB, by action taken or authorized by their respective boards of directors, may, if legally allowed (i) amend or modify the agreement in writing, or (ii) waive any provision in the Acquisition Agreement that benefited them. However, after any approval of the transactions contemplated by the Acquisition Agreement by the shareholders of SCB, there may not be, without further approval of those shareholders, any extension or waiver of the Acquisition agreement or any portion of the Acquisition Agreement which reduces the amount or changes the form of the consideration to be delivered to the SCB shareholders under the Acquisition Agreement, other than as contemplated by the Acquisition Agreement. Any agreement by a party to any extension or waiver must be set forth in a written instrument signed on behalf of such party and shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Subject to compliance with applicable law and the ability of the parties to change the structure effecting the merger, FCB Bancorp and SCB may amend the Acquisition Agreement by action taken or authorized by their respective boards of directors at any time before or after approval of the Acquisition Agreement by SCB shareholders. However, after any approval of the Acquisition Agreement by SCB shareholders, there may not be, without further approval of those shareholders, any amendment of the Acquisition Agreement that changes the amount or the form of the consideration to be delivered to the SCB shareholders, other than as contemplated by the Acquisition Agreement.

     Termination Fee. In the event the merger is terminated by FCB Bancorp pursuant to Sections 8.01(e) or (f) of the Acquisition Agreement, SCB shall pay FCB Bancorp a termination fee, representing liquidated damages, of $2,500,000. In the event the Acquisition is terminated by FCB Bancorp or by SCB pursuant to Section 8.01(b) of the Acquisition Agreement, the non-terminating party shall pay a termination fee, representing liquidated damages, of $2,500,00 to the terminating party. In the event the Acquisition is terminated by SCB pursuant to Section 8.01(g) of the Acquisition Agreement, FCB Bancorp shall pay to SCB a termination fee, representing liquidated damages, equal to $250,000 plus the actual out-of-pocket costs incurred by SCB in connection with the Acquisition. In the event the Acquisition Agreement is terminated by FCB Bancorp pursuant to Section 8.01(h) of the Acquisition Agreement, SCB shall pay FCB Bancorp a termination fee of $100.

     Expenses. The Acquisition Agreement provides that each of FCB Bancorp and SCB will pay its own costs and expenses incurred in connection with the Acquisition Agreement and the transactions contemplated therein.

     Shareholder Agreements. All of the shareholders of SCB outstanding common and preferred stock have separately entered into shareholder agreements with FCB Bancorp in which they have agreed to vote all shares of SCB common and preferred stock that they owned as of the date of their respective agreements and that they subsequently acquire in favor of the merger agreement and the transactions contemplated therein.

     Non-Competition Agreements. Simultaneously with the execution of the merger agreement, all of the directors of SCB entered into non-competition agreements with FCB Bancorp. The agreements provide that for a period of two years from the effective date of the Acquisition, none of the directors of SCB will engage, have ownership interest or participate in the financing, operation, management or control of any entity engaged in commercial banking, except that they may own bonds, preferred stock or up to 5% of the outstanding common stock of any such entity and may conduct business with any such entity. This restriction extends to the geographic area in Los Angeles, Orange, San Diego and Ventura Counties.

Selected Financial and Other Data — South Coast Bancorp, Inc.

     The following table sets forth South Coast Bancorp’s statistical information as of and for each of the years in the five-year period ended December 31, 2004 and for the three months ended March 31, 2005 and 2004. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and South Coast Bancorp’s audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the years in the two-year period ended December 31, 2004 and related notes included elsewhere herein and South Coast Bancorp’s unaudited consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 and related notes included elsewhere herein. The selected financial data was derived as of and for the years ended December 31, 2000 through December 31, 2004 from South Coast Bancorp’s historical audited consolidated financial statements for those fiscal years and South Coast Bancorp’s unaudited consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and 2004. South Coast Bancorp’s unaudited consolidated financial statements included, in South Coast Bancorp’s opinion, all normal and recurring adjustments that they consider necessary for a fair statement of the results. The operating results for the quarter ended March 31, 2005 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2005.

	As of or for the three months
	ended March 31,		As of or for the years ended December 31,
(Dollars in thousands,
except per share data)	2005	2004	2004	2003	2002	2001 (1)	2000 (1)
Results of Operations
Net interest income	$1,436	$1,534	$5,809	$6,255	$6,262	$5,663	$5,499
Provision for loan losses	$(10)	$(44)	$(55)	$(4)	$(81)	$66	$89
Noninterest income	$151	$254	$715	$1,271	$895	$536	$386
Noninterest expense	$944	$956	$3,558	$3,888	$3,486	$3,229	$3,050
Net income	$630	$845	$2,915	$3,515	$3,620	$1,682	$1,592

Financial Position
Assets	$147,962	$140,261	$146,725	$142,679	$133,805	$130,499	$121,968
Loans	$121,274	$111,729	$120,719	$115,646	$104,714	$103,705	$100,438
Allowance for loan losses	$1,173	$1,167	$1,183	$1,211	$1,199	$1,273	$1,216
Deposits	$130,138	$123,062	$128,799	$125,485	$117,260	$115,357	$108,496
Shareholders’ equity	$17,160	$16,137	$16,767	$15,781	$15,037	$13,571	$12,379

Selected Ratios
Return on average equity (2)	15.09%	21.18%	17.91%	22.81%	25.31%	12.96%	13.62%
Return on average assets (3)	1.71%	2.39%	2.01%	2.54%	2.74%	1.33%	1.35%
Efficiency ratio (4)	59.48%	53.47%	54.54%	51.66%	48.71%	52.09%	51.83%
Net interest margin (tax equivalent)	3.99%	4.45%	4.14%	4.71%	4.92%	4.63%	4.85%
Nonaccrual loans to loans	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%
Net charge-offs (recoveries) to loans	0.00%	0.00%	(0.02)%	(0.01)%	(0.01)%	0.00%	0.06%
Allowance for loan losses to loans	0.97%	1.04%	0.98%	1.05%	1.15%	1.23%	1.21%
Total capital ratio	14.27%	15.87%	14.01%	15.23%	14.92%	14.12%	13.49%
Tier 1 capital ratio	13.34%	14.78%	13.07%	14.13%	13.80%	12.88%	12.27%
Tier 1 leverage ratio	11.51%	11.28%	11.24%	11.25%	11.13%	10.40%	10.13%

Management’s Discussion and Analysis of Financial Condition and Results of Operations - South Coast Bancorp.

     The following discussion is designed to provide a better understanding of significant trends related to the South Coast Bancorp’s financial condition, results of operations, liquidity, capital resources and interest rate sensitivity. The discussion and information is derived from the South Coast Bancorp’s unaudited financial statements and notes thereto for the three months ended March 31, 2005 and March 31, 2004, and the audited financial statements and notes thereto for the two years ended December 31, 2004 and 2003, included elsewhere herein. You should read this discussion in conjunction with these financial statements.

     In addition to the historical information referenced above, this discussion contains certain forward-looking statements. You should understand that all such forward looking statements are subject various uncertainties and risks that could affect their outcome.

Critical accounting policies

     The discussion and analysis of South Coast Bancorp’s results of operations and financial condition are based upon financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires South Coast Bancorp’s management to make estimates and judgments that affect the reported amounts of assets and liabilities, income and expense, and the related disclosures of contingent assets and liabilities at the date of these financial statements.

(1)	SCB was a C corporation for Federal income tax purposes for the years ended December 31, 2001 and 2000.
(2)	Computed by dividing net income by average equity. Average equity is the average of beginning equity and ending equity for the period.
(3)	Computed by dividing net Income by average assets. Average assets is the average beginning assets and ending assets for the period.
(4)	Computed by dividing noninterest expense by net interest income and noninterest income. The ratio is a measurement of the amount of revenue that is utilized to meet overhead expenses.

South Coast Bancorp believes these estimates and assumptions to be reasonably accurate; however, actual results may differ from these estimates under different assumptions or circumstances. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

     The allowance for loan losses is maintained by first and foremost promptly identifying potential credit weaknesses that could jeopardize repayment. The elements to South Coast Bancorp’s process for evaluating the adequacy of the allowance for loan loss allowances is: assigning potential loss percentages to each credit with the creation of a credit grading system and accompanying risk analysis for determining an adequate level of allowances. The risks are assessed by rating each account based upon paying habits, loan to value, financial condition and level of classification. The allowance for loan losses was $1,173,000 at March 31, 2005 and $1,183,000 at December 31, 2004.

Overview

     Net income for South Coast Bancorp for the first quarter of 2005 totaled $630,000, down from $845,000 for the same period a year ago principally due to lower levels of net interest income.

     The following is a financial results summary:

	For the three months ended March 31,		For the years ended December 31,
(Dollars in thousands)	2005	2004	2004	2003
Net income	$630	$845	$2,915	$3,515

For 2004, South Coast Bancorp had net income of $2,915,000, down 17 percent from $3,515,000 for 2003. Net income declined principally on lower levels of noninterest income, specifically, net gains on loans held for sale.

Results of Operations

Net interest income

Net interest income is the difference between interest and fees earned on loans, securities and federal funds sold [i.e., earning assets] and the interest paid on deposits and borrowings [i.e., interest-bearing funds]. Net interest margin is net interest income expressed as a percentage of earning assets.

Net interest income for the first quarter of 2005 was $1,436,000, down from $1,534,000 for the same period a year ago.

     The following table shows, for the three month periods ended March 31, 2005 and 2004, average balances and interest income or interest expense, with resulting average yield or rates by category of earning assets or interest bearing liabilities.

	March 31,
	2005			2004
	Average	Income/	Average	Average	Income/	Average
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate

ASSETS
Interest-bearing balances due from interest bearing institutions	$11,014	$83	3.01%	$10,338	$62	2.40%
U.S. Treasury securities	4,522	28	2.48%	4,019	25	2.49%
Federal funds sold	6,625	36	2.17%	10,375	23	0.89%
Loans	121,824	2,322	7.62%	113,437	2,323	8.19%

Total earning assets	$143,985	$2,469	6.86%	$138,168	$2,433	7.04%

LIABILITIES
Interest bearing transaction accounts	$2,505	$6	0.96%	$2,747	$6	0.87%
Savings Deposits	36,886	202	2.19%	39,084	177	1.81%
Time Deposits	98,642	825	3.35%	87,364	716	3.28%

Total interest bearing funds	$138,033	$1,033	2.99%	$129,195	$899	2.78%

Net interest income		$1,436			$1,534

Net yield on interest earnings assets (1)			3.99%			4.45%

(1)	Net interest income before provision for credit losses.

Net interest income for 2004 was $5,809,000, down $446,000 or 7 percent from $6,255,000 for 2003.

The decline in net interest income from 2003 to 2004 reflects principally the decline in the yield on loans. For example, the prime interest rate was 4.75% at November 1, 2002. By June 2003, the prime interest rate fell to 4.00%. The prime interest has since increased to 5.25% at the end of 2004.

The following table shows, for each of the years in the two-year period ended December 31, 2004, average balances and interest income or interest expense, with resulting average yield or rates, by category of earning assets or interest bearing liabilities.

	December 31,
	2004			2003
	Average	Income/	Average	Average	Income/	Average
(Dollars in thousands)	Balance	Expense	Rate	Balance	Expense	Rate

ASSETS
Interest-bearing balances due from depository institutions	$11,915	$308	2.58%	$11,665	$308	2.64%
U.S. Treasury securities	4,203	94	2.24%	4,010	123	3.07%
Federal funds sold	8,358	105	1.26%	9,467	92	0.97%
Loans	116,349	9,075	7.80%	107,690	9,445	8.77%

Total earning assets	$140,825	$9,582	6.80%	$132,832	$9,968	7.50%

LIABILITIES
Interest bearing transaction accounts	$18,416	$24	0.13%	$20,662	$52	0.25%
Savings Deposits	15,367	773	5.03%	17,636	793	4.50%
Time Deposits	91,579	2,976	3.25%	82,051	2,868	3.50%

Total interest bearing funds	$125,362	$3,773	3.01%	$120,349	$3,713	3.09%

Net interest income		$5,809			$6,255

Net yield on interest earnings assets (1)			4.12%			4.71%

(1)	Net interest income before provision for credit losses.

     Average loans were $116,349,000 for 2004 and represented 83 percent of average earning assets, compared with $107,690,000 and 81 percent for 2003. Average loans increased 8 percent in 2004.

Average securities were $4,203,000 for 2004 and represented 3 percent of average earning assets, compared with $4,010,000 and 3 percent for 2003.

Average deposits were $125,362,000 for 2004 and represented 89 percent of average earning assets, compared with 120,349,000 and 91 percent for 2003. Average deposits increased 4 percent for 2004.

Net interest income is affected by changes in the level and mix of average earning assets and average interest-bearing funds. The changes between periods in these categories are referred to as volume changes. The effect on net interest income from changes in average volume is measured by multiplying the change in volume between the current period and the prior period by the prior period average rate. Net interest income is also affected by changes in the average rate earned or paid on assets and liabilities and these are referred to as rate changes. The effect on net interest income from changes in average rates is measured by multiplying the change in the average rate between the current period and the prior period by the prior period average volume. Changes attributable to both rate and volume are allocated on a pro rata basis to the change in average volume and the change in average rate.
The following tables illustrate the changes in net interest income attributable to volume and rate for the periods indicated.

Analysis of changes in net interest income and expense for the three months ended March 31,

	2005 to 2004 change in interest expense due to:
(Dollars in thousands)	Rate	Volume	Total
Interest income
Interest on loans	$(182)	$181	$(1)
Interest on securities	—	3	3
Interest on Federal funds sold	24	(11)	13
Interest on deposits with banks	20	1	21

Total	(138)	174	36

Interest expense
Interest bearing transaction accounts	9	(9)	0
Savings	(133)	158	25
Certificates of deposit	33	76	109

Total	(91)	225	134

Net interest income	$(47)	$(51)	$(98)

Analysis of changes in net interest income and expense for the years ended December 31:

	Dec 2004 to 2003 change in interest expense due to:
(Dollars in thousands)	Rate	Volume	Total
Interest income
Interest on loans	$(1,094)	$724	$(370)
Interest on securities	(35)	6	(29)
Interest on Federal funds sold	25	(12)	13
Interest on deposits with banks	(7)	7	—

Total	(1,111)	725	(386)

Interest expense
Interest bearing demand deposits	(23)	(5)	(28)
Savings	88	(108)	(20)
Certificates of deposit	(210)	318	108

Total	(145)	205	60

Net interest income	$(966)	$520	$(446)

Provision (Credit) for loan losses

The credit for loan losses for the first quarter of 2005 totaled $10,000 compared with $44,000 for the first quarter of 2004. For the two years ended December 31, 2004, the credit for loan losses was $ 55,000, $ 4,000, respectively. The reduction in the allowance for loan losses for these periods is primarily due to the high level of loan liquidations as interest rates decreased and the payoff of classified loans that were at a high reserve percentage. See also the discussion of the allowance for loan losses later in this section.

Noninterest income

Noninterest income for the first quarter of 2005 was $151,000, and 254,000 was posted for the first quarter of 2004.

The following table is a summary of noninterest income:

	For the three months ended		For the years ended
	March 31,		December 31,
	2005	2004	2004	2003
Delinquency Charges	$5	$11	$37	$34
Rental Income	52	64	194	264
Fee Income	92	177	481	409
(Loss) gain on sale of assets	0	0	-9	38
Net gain on sales of loans held for sale	0	0	0	516
Deposit account fees	1	1	2	3
Other	1	1	10	7

Total Noninterest Income	$151	$254	$715	$1,271

Noninterest income for 2004 was $715,000, down $556,000 from $1,271,000 for 2003. The decline in noninterest income reflects the absence of gains on sales of loans held for sale. In the years 2002 to 2003, SCCB originated and sold 1-4 family loans; this activity was discontinued in 2004.

Noninterest expense

Noninterest expenses for the first quarter of 2005 were $944,000, and $956,000 was recorded for the first quarter 2004.

The following table is a summary of noninterest expense:

	For the three		For the years
	months ended March 31,		ended December 31,
(Dollars in thousands)	2005	2004	2004	2003
Salaries and wages	$576	$667	$2,394	$2,582
Occupancy	99	82	372	380
Promotion & advertising	25	47	120	174
Postage & supplies	18	30	94	119
Data processing	20	22	83	73
Insurance and fidelity bonds	21	21	97	87
Accounting & auditing services	54	23	100	114
Equipment maintenance	17	12	44	36
Board meetings & directors’ fees	12	12	48	49
Other expense	102	40	206	274

Total noninterest expenses	$944	$956	$3,558	$3,888

Noninterest expense for 2004 was $3,558,000, down $330,000 or 8 percent from $3,888,000 from 2003. The decline in noninterest expense for 2004 reflects the reduction in incentive pay and other production or volume based expenses.

Income taxes

South Coast Commercial Bank elected, effective January 1, 2002, to be taxed as an S Corporation under federal and state income tax laws. These laws provide that, in lieu of corporate income taxes, the shareholders separately account for their share of income, deductions, losses and credits. As a result, no corporate income taxes have been provided for in the results of operations except for certain state and income taxes.

	For the three months
	ended March 31,		For the years ended December 31,
	2005	2004	2004	2003
(Dollars in thousands)
Earnings before income taxes	$653	$876	$3,021	$3,642
Income taxes	23	31	106	127
Net income	$630	$845	$2,915	$3,515
Effective tax rate	3.52%	3.54%	3.51%	3.49%

Financial position

Securities

The South Coast Bancorp purchases securities to generate interest income. All securities have been recorded as ‘held-to-maturity’ as management has the positive intent and ability to hold these securities to maturity. These securities are reported at amortized cost and any premium or discount is amortized using the interest method.

The following summarizes the scheduled maturities of securities at March 31, 2005 and December 31, 2004.

	March 31, 2005
	Less than
(Dollars in thousands)	1 Year	1 - 5 Year	5 - 10 Years	Total
US Treasury Obligations	$1,493	$3,023	$—	$4,516

	For the year ended December 31, 2004
	Less than
(Dollars in thousands)	1 Year	1 - 5 Year	5 - 10 Years	Total
US Treasury Obligations	$1,500	$3,028	$—	$4,528

Loans

Loans consist primarily of commercial real estate loans secured by commercial, retail and industrial properties located throughout Southern California. Although the portfolio is diversified among various types of borrowers and collateral, a substantial portion of a borrower’s ability to honor the loan contracts is dependent upon the economy of Southern California.

The following table shows the maturity distribution of loans at March 31, 2005 and December 31, 2004.

	March 31, 2005
	One year or
(Dollars in thousands)	Less	One - Five Years	Over Five Years	Total

Fixed Rate
Commercial Real Estate	$—	$—	$98	$98

Adjustable Rate
Commercial Real Estate	96,287	24,118	799	121,204

Total maturities and repricings	$96,287	$24,118	$897	$121,302

	December 31, 2004
	One year or
(Dollars in thousands)	Less	One - Five Years	Over Five Years	Total

Fixed Rate
Commercial Real Estate	$—	$—	$99	$99

Adjustable Rate
Commercial Real Estate	96,937	22,907	820	120,664

Total maturities and repricings	$96,937	$22,907	$919	$120,763

Allowance for loan losses

We maintain an allowance for loan losses to provide for inherent risks in the loan portfolio. Additions to the allowance are established through a provision charged to expense; reductions to the allowance are likewise established through a credit to expense. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. We have instituted loan policies to adequately evaluate, assess, and analyze risk factors associated with our loan portfolio and to enable us to assess such risk factors prior to granting new loans and to assess the sufficiency of the allowance. We conduct an assessment of the allowance on a monthly basis and a critical evaluation quarterly. This evaluation includes an assessment of the following factors: any external loan review and any regulatory examination findings, loan loss experience, estimated potential loss exposure on each pool of loans, concentrations of credit, value of collateral, present economic conditions and migration analysis based on historical loss ratios for the past 12 quarters.

	March 31,		December 31,
(Dollars in thousands)	2005	2004	2004	2003
Beginning balance	$1,183	$1,211	$1,211	$1,199
Credit for loan losses	(10)	(44)	(55)	(4)
Loans charged-off	—	—	—	—
Recoveries on loans charged-off	—	—	27	16

Ending balance	$1,173	$1,167	$1,183	$1,211

The allowance for loan losses, as a percentage of total loans, was 0.97 % at March 31, 2005 compared with 0.98% at December 31, 2004. At December 31, 2003 this ratio was 1.05%.

The credit to expense to reduce the allowance for loan losses for the first quarter of 2005 was $10,000 compared with $44,000 for the first quarter of 2004. The credit to expense to reduce the allowance of loan losses for the year 2004 was $55,000 compared with $4,000 for 2003.

Past due and nonaccrual loans

South Coast Bancorp ceases to accrue interest on loans when full payment of principal and interest is not expected and such loans are not performing or are greater than 90 days delinquent and therefore meet the criteria for nonaccrual status.

At March 31, 2005 and 2004, South Coast Bancorp had no loans that were past due 90 days or more and still accruing interest; likewise, there were no loans at December 31, 2004 or 2003 that were past due 90 days or more and still accruing interest.

South Coast Bancorp had no nonaccrual loans at March 31, 2005 or 2004 or at December 31, 2004. Nonaccrual loans were $78,000 at December 31, 2003.

Deposits

South Coast Bancorp primarily accepts deposits of individuals and small businesses located principally in Orange and Los Angeles counties. Core deposits (representing checking, savings and small certificates of deposit (i.e., under $100,000)) totaled $91,568,000 at March 31, 2005, compared with $91,940,000 at December 31, 2004. Core deposits decreased 4 percent for 2004 from $95,575,000 at the end of 2003.

	For the three months ended March 31,
	2005		2004
	Average		Average
(Dollars in thousands)	Balance	Rate	Balance	Rate
Noninterest bearing demand deposits	$764		$1,211
Interest checking	2,505	0.96%	2,747	0.87%
Savings accounts	36,886	2.19%	39,084	1.81%
Time deposits less than $100,000	62,409	2.99%	58,817	3.03%

	102,564		101,859

Time deposits of $100,000 or more	36,233	3.96%	28,547	3.78%

Total	$138,797	2.99%	$130,406	2.78%

	For the years ended December 31,
	2004		2003
	Average		Average
(Dollars in thousands)	Balance	Rate	Balance	Rate
Noninterest bearing demand deposits	$936		$906
Interest checking	18,416	0.13%	20,662	0.25%
Savings accounts	15,367	5.03%	17,636	4.50%
Time deposits less than $100,000	60,966	2.93%	54,699	3.25%

	95,685		93,903

Time deposits of $100,000 or more	30,697	3.89%	27,352	3.99%

Total	$126,382	3.01%	$121,255	3.09%

Large certificates of deposits [i.e., $100,000 or more] totaled $38,570,000 at March 31, 2005 compared with $36,859,000 at December 31, 2004. Large certificates of deposits were $29,910,000 at December 31, 2003. These numbers represent time deposits accepted from customers in the South Coast Bancorp’s market area. There were no broker deposits during or as of any period presented.

	For the Three months		For the year ended
	ended March 31, 2005		December 31, 2004
(Dollars in thousands)	Amount	Percentage	Amount	Percentage
Three months or less	$140	0%	$151	0%
Over three months through six months	6,850	18%	5,708	15%
Over six months through one year	9,392	24%	8,398	23%
Over one year	22,188	58%	22,602	61%

Total	$38,570	100%	$36,859	100%

Quantitative and qualitative disclosures about risk

Credit risk

Credit risk is the risk to earnings or capital arising from an obligor’s failure to meet the terms of any contract with the South Coast Bancorp or otherwise to perform as agreed. Credit risk is found in all activities in which success depends on counterparty, issuer, or borrower performance. Credit risk is present any time South Coast Bancorp funds are extended, committed, invested, or otherwise exposed through actual or implied contractual agreements, whether reflected on or off the balance sheet.

South Coast Bancorp manages credit risk through Board approved policies and procedures. These policies are reviewed and approved at least semi-annually by the Directors. Lending policies provide South Coast Bancorp management with a framework for consistent loan underwriting and a basis for sound credit decisions. Among the items taken into consideration are the concentration of assets in any one type of product or collateral, geographic location, individual borrower or group and the expertise and ability of management to properly manage its assets. All loans require the approval by the Loan Committee.

An estimate of probable losses incurred in the loan portfolio is necessary in determining the amount of the allowance for loan losses which is presented as a reduction of our loan balances. This estimate is performed monthly by management and reviewed and approved by the Board of Directors. This estimate takes into consideration, among other things, the type of loans, the delinquency or default status of loans, the trends in the loan portfolio, and current and future economic conditions that may affect the borrower’s ability to pay.

South Coast Bancorp had no nonaccrual loans at March 31, 2005 or at December 31, 2004.

Interest rate risk

Interest rate risk is the risk to earnings or capital arising from movements in interest rates. Interest rate risk arises from differences between the timing of rate changes and the timing of cash flows [re-pricing risk], from changing the rate relationships among different yield curves affecting South Coast Bancorp activities [basis risk], from changing rate relationships across the spectrum of maturities [yield curve risk], and from interest-related options embedded in loans and products [options risk].

South Coast Bancorp manages interest risk through Board approved policies and procedures. These policies are reviewed and approved at least annually by the Directors. Interest rate risk policies provide South Coast Bancorp management with a framework for consistent evaluation of risk and establish risk tolerance parameters. Management’s Asset and Liability Committee meets regulatory to evaluate interest rate risk, engages a third party to assist in the measurement and evaluation of risk and reports quarterly to the Board of Directors. The Company also engages a third party to perform a quarterly review of management’s asset and liability practices to ensure compliance with policies.

South Coast Bancorp’s funding sources are dominated by savings accounts and certificates of deposits, which are re-priced frequently. The South Coast Bancorp’s loan portfolio is dominated by loans that use primarily the Wall Street Journal prime rate as an index. The South Coast Bancorp’s securities portfolio is comprised chiefly of U.S. Treasury bills.

The following table, used by South Coast Bancorp in the management of interest rate risk, sets forth the distribution of assets and liabilities and the resultant periodic and cumulative interest rate sensitivity gap. The relationship between assets and liabilities is one of many factors that may affect interest rate sensitivity; other factors include the response or behavior of borrowers and depositors to changes in interest rates. Therefore the information in the table below should be used only as a guide to the possible effect changes in interest rates might have on net interest margin.

The following is a gap summary table at December 31, 2004:

								Non-Rate
(Dollars in thousands)	0-3 Months	3-6 Months	6-12 Months	1-2 Years	2-3 Years	3-5 Years	5-10 Years	Sensitive	Total
Assets
Certificates of Deposit	$4,059	$2,403	$3,168	$891	$891	$594	$0	$	$12,006
US Government Securities	500	500	499	540	1,990	498	0		4,527
Fed Funds Sold	7,000	0	0	0	0	0	0		7,000
Fixed Real Estate	31	31	65	140	322	121	213		923
Variable Real Estate	119,839	0	0	0	0	0	0		119,839
Non-Earning Assets	0	0	0	0	0	0	0	2,430	2,430

Total Assets	$131,429	$2,934	$3,732	$1,571	$3,203	$1,213	$213	$2,430	$146,725

Liabilities
Non-Interest Bearing	$0	$0	$0	$0	$0	$0	$0	$870	$870
Interest Checking	75	75	150	299	299	599	1,072		2,569
Money Maket Accounts	1,341	1,341	2,682	5,363	3,575	0	0		14,302
Savings Accounts	504	504	1,007	2,015	2,015	4,029	4,197		14,271
CDs/IRAs Under $100,000	10,029	11,865	16,197	6,605	6,829	8,755	0		60,280
CDs/IRAs Over $100,000	5,222	7,554	8,650	3,135	5,993	6,581	0		37,135
Non-Funding Liabilities								533	531
Capital								16,767	16,767

	$17,171	$21,339	$28,686	$17,417	$18,711	$19,964	$5,269	$18,168	$146,725

Periodic Gap	$114,258	$(18,405)	$(24,954)	$(15,846)	$(15,508)	$(18,751)	$(5,056)	$(15,738)
Cumulative Gap	114,258	95,853	70,899	55,053	39,545	20,794	15,738	0

Periodic Gap (% Total Assets)	77.87%	(12.54)%	(17.01)%	(10.80)%	(10.57)%	(12.78)%	(3.45)%	(10.73)%
Cum Gap (% Total Assets)	77.87%	65.33%	48.32%	37.52%	26.95%	14.17%	10.73%	0.00%

Periodic Assets/Total Assets	89.58%	2.00%	2.54%	1.07%	2.18%	0.83%	0.15%	1.66%
Periodic Liab/Total Liab	11.70%	14.54%	19.55%	11.87%	12.75%	13.61%	3.59%	12.38%

Liquidity risk

Liquidity risk is the risk to earnings or capital arising from the South Coast Bancorp’s inability to meet its obligations when they come due without incurring unacceptable losses. Liquidity risk includes the inability to manage unplanned decreases or changes in funding sources as well as the failure to recognize or address changes in market conditions that affect the ability to liquidate assets quickly and with minimal loss in value.

South Coast Bancorp manages interest risk through Board approved policies and procedures. These policies are accomplished through the Investment Committee and approved by the Board of Directors. The committee seeks to maintain a reasonable balance between prudent and safe investments while maintaining cash reserves to meet unexpected withdrawals and unusually high loan demand. Liquidity risk policies provide South Coast Bancorp management with a framework for consistent evaluation of risk and establish risk tolerance parameters. Management’s Investment Committee meets regularly to evaluate liquidity risk, review and establish deposit interest rates, review loan and deposit in-flows and out-flows and reports quarterly to the Board of Directors. The Company also engages a third party to perform a review of management’s asset and liability practices to ensure compliance with policies

South Coast Bancorp enjoys its base of core deposits [representing checking, savings and small certificates of deposit] in the management of liquidity risk. At March 31, 2005 core deposits totaled $91,568,000 compared with $91,940,000 at December 31, 2004. At December 31, 2003 core deposits totaled $95,575,000. In addition, South Coast Bancorp looks to its balances of Federal funds sold, interest-earning deposits and investment securities in the management of liquidity risk. These balances totaled $22,438,000 at March 31, 2005 and $23,534,000 at December 31, 2004.

Capital resources

The Board of Directors recognizes that a strong capital position is vital to growth, continued profitability, and depositor and investor confidence. The policy of the Board of Directors is to maintain sufficient capital at not less than the well-capitalized thresholds established by South Coast Bancorp regulators.

	March 31, 2005
					To be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital	$18,076	14.27%	$10,134	8.00%	$12,667	10.00%
(to risk weighted assets)
Tier I capital	16,903	13.34%	5,067	4.00%	7,577	6.00%
(to risk weighted assets)
Tier I capital	16,903	11.51%	5,874	4.00%	7,342	5.00%
(to average assets)

	December 31, 2004
					To be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital	$17,691	14.01%	$10,100	8.00%	$12,625	10.00%
(to risk weighted assets)
Tier I capital	16,508	13.07%	5,051	4.00%	7,577	6.00%
(to risk weighted assets)
Tier I capital	16,508	11.24%	5,874	4.00%	7,342	5.00%
(to average assets)

Selected Historical Financial Data

We are providing the following information to aid you in your analysis of the financial effects of the merger. The following tables show financial results, consisting of historical figures actually achieved by each of First California Bank and South Coast Bancorp, Inc.

The financial information as of and for the three months ended March 31, 2005 and 2004 has been derived from the unaudited financial statements of First California Bank and the unaudited consolidated financial statements of South Coast Bancorp, Inc. In the opinion of management of First California Bank and South Coast Bancorp, Inc., respectively, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of the results for the periods presented have been included. Annual historical figures are derived from the financial statements of First California Bank and the consolidated financial statements of South Coast Bancorp, Inc. as of December 31, 2004, 2003, 2002, 2001 and 2000.

FIRST CALIFORNIA BANK – SELECTED HISTORICAL FINANCIAL DATA

	As of or for the three months ended
	March 31,		As of or for the years ended December 31,

(Dollars in thousands, except per share data)	2005	2004	2004	2003	2002	2001	2000
Results of Operations
Net interest income	$3,102	$3,009	$11,656	$10,898	$9,141	$7,488	$6,804
Provision for loan losses	$122	$104	$418	$510	$510	$576	$115
Noninterest income	$516	$412	$1,925	$1,899	$1,240	$1,071	$814
Noninterest expense	$2,565	$2,416	$9,409	$8,836	$7,222	$5,724	$5,241
Net income	$577	$577	$2,435	$2,207	$1,614	$1,355	$1,407

Per Share Data
Earnings per share:
Basic	$0.27	$0.29	$1.17	$1.12	$0.91	$0.86	$0.88
Diluted	$0.26	$0.28	$1.14	$1.10	$0.86	$0.86	$0.88
Book value per share	$10.44	$9.77	$10.42	$9.26	$8.38	$7.20	$6.57

Financial Position
Assets	$285,909	$254,155	$283,745	$256,285	$203,907	$151,447	$129,408
Loans	$185,778	$164,404	$182,873	$157,952	$142,379	$121,699	$92,024
Allowance for loan losses	$2,537	$2,424	$2,346	$2,325	$1,970	$1,680	$1,114
Deposits	$231,882	$210,099	$272,190	$211,929	$186,661	$139,356	$118,319
Shareholders’ equity	$22,587	$19,386	$22,545	$18,365	$16,448	$11,248	$10,450

Selected Ratios (1)
Return on average equity	10.09%	12.23%	11.97%	12.67%	11.24%	12.64%	14.33%
Return on average assets	0.83%	0.91%	0.91%	0.99%	0.88%	0.97%	1.25%
Efficiency ratio (2)	70.90%	70.61%	69.76%	68.92%	69.78%	67.55%	68.80%
Net interest margin (tax Equivalent) (3)	4.86%	5.25%	4.78%	5.45%	5.47%	5.96%	6.75%
Nonaccrual loans to loans	1.16%	1.45%	1.19%	1.55%	0.27%	0.66%	1.04%
Net charge-offs (recoveries) to average loans	(0.15)%	0.01%	0.21%	0.04%	0.17%	0.01%	0.01%
Allowance for loan losses to loans	1.37%	1.47%	1.28%	1.47%	1.38%	1.38%	1.21%
Total capital ratio	12.77%	11.68%	12.25%	11.57%	11.51%	10.06%	11.57%
Tier 1 capital ratio	11.52%	10.43%	11.04%	10.32%	10.26%	8.81%	10.46%
Tier 1 leverage ratio	8.27%	7.55%	8.61%	7.54%	8.14%	7.47%	8.27%

(1)	Selected ratios for the three months ended March 31, 2005 and 2004 have been annualized.

(2)	Computed by dividing noninterest expense by net interest income and noninterest income. The ratio is a measurement of the amount of revenue that is utilized to meet overhead expenses.

(3)	Computed by dividing net interest income on a tax equivalent basis by average earning assets.

SOUTH COAST BANCORP, INC. – SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

	As of or for the three months
	ended March 31,		As of or for the years ended December 31,
(Dollars in thousands,
except per share data)	2005	2004	2004	2003	2002	2001 (1)	2000 (1)
Results of Operations
Net interest income	$1,436	$1,534	$5,809	$6,255	$6,262	$5,663	$5,499
Provision for loan losses	$(10)	$(44)	$(55)	$(4)	$(81)	$66	$89
Noninterest income	$151	$254	$715	$1,271	$895	$536	$386
Noninterest expense	$944	$956	$3,558	$3,888	$3,486	$3,229	$3,050
Net income	$630	$845	$2,915	$3,515	$3,620	$1,682	$1,592

Financial Position
Assets	$147,962	$140,261	$146,725	$142,679	$133,805	$130,499	$121,968
Loans	$121,274	$111,729	$120,719	$115,646	$104,714	$103,705	$100,438
Allowance for loan losses	$1,173	$1,167	$1,183	$1,211	$1,199	$1,273	$1,216
Deposits	$130,138	$123,062	$128,799	$125,485	$117,260	$115,357	$108,496
Shareholders’ equity	$17,160	$16,137	$16,767	$15,781	$15,037	$13,571	$12,379

Selected Ratios
Return on average equity (2)	15.09%	21.18%	17.91%	22.81%	25.31%	12.96%	13.62%
Return on average assets (3)	1.71%	2.39%	2.01%	2.54%	2.74%	1.33%	1.35%
Efficiency ratio (4)	59.48%	53.47%	54.54%	51.66%	48.71%	52.09%	51.83%
Net interest margin (tax equivalent)	3.99%	4.45%	4.14%	4.71%	4.92%	4.63%	4.85%
Nonaccrual loans to loans	0.00%	0.00%	0.00%	0.07%	0.00%	0.00%	0.00%
Net charge-offs (recoveries) to loans	0.00%	0.00%	(0.02)%	(0.01)%	(0.01)%	0.00%	0.06%
Allowance for loan losses to loans	0.97%	1.04%	0.98%	1.05%	1.15%	1.23%	1.21%
Total capital ratio	14.27%	15.87%	14.01%	15.23%	14.92%	14.12%	13.49%
Tier 1 capital ratio	13.34%	14.78%	13.07%	14.13%	13.80%	12.88%	12.27%
Tier 1 leverage ratio	11.51%	11.28%	11.24%	11.25%	11.13%	10.40%	10.13%

(1)	SCB was a C corporation for Federal income tax purposes for the years ended December 31, 2001 and 2000.
(2)	Computed by dividing net income by average equity. Average equity is the average of beginning equity and ending equity for the period.
(3)	Computed by dividing net Income by average assets. Average assets is the average beginning assets and ending assets for the period.
(4)	Computed by dividing noninterest expense by net interest income and noninterest income. The ratio is a measurement of the amount of revenue that is utilized to meet overhead expenses.

Unaudited Pro Forma Combined Consolidated Financial Information

The following tables present financial data at and for the three months ended March 31, 2005, and for the year ended December 31, 2004 for First California Bank after giving effect to the formation of the holding company (“FCB Bancorp”), completion of the proposed common stock offering and trust preferred securities offering, and acquisition of South Coast Bancorp, Inc. (referred to as “pro forma” information).

The pro forma combined financial data gives effect to the acquisition under the purchase method of accounting in accordance with accounting principles generally accepted in the United States of America. The unaudited pro forma combined consolidated financial statements combine the historical financial statements of First California Bank and the historical consolidated financial statements of South Coast Bancorp, Inc., giving effect to the acquisition of South Coast Bancorp, Inc. as if it had been effective on March 31, 2005 with respect to the applicable unaudited pro forma combined consolidated balance sheet and as of the beginning of the period indicated with respect to the unaudited pro forma combined consolidated statements of income.

The information for the year ended December 31, 2004 is derived from First California Bank’s audited financial statements, including the related notes, and from South Coast Bancorp, Inc.’s audited consolidated financial statements, including the related notes, reflected in the financial statements included in this proxy statement-prospectus. See “Index to Financial Statements” at page _____ of this proxy statement-prospectus.

First California Bank expects to incur reorganization and restructuring expenses as a result of the proposed acquisition. The effect of the estimated merger and reorganization costs expected to be incurred in connection with the proposed acquisition has been reflected in the unaudited pro forma combined condensed consolidated balance sheet. First California Bank also anticipates that the acquisition will provide the combined company with some future financial benefits that include reduced operating expenses and opportunities to earn more revenue. However, First California Bank does not reflect any of these anticipated cost savings or benefits in the pro forma financial information. Therefore, the pro forma financial information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. The pro forma financial information also does not attempt to show how the combined company would actually have performed had the companies been combined throughout the periods presented. First California Bank has included in the pro forma financial combined consolidated statements all the adjustments necessary for a fair statement of results of the historical periods.

Given the information regarding the proposed acquisition, the actual consolidated financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because, among other reasons:

a) assumptions used in preparing the pro forma financial data may be revised in the future due to changes in values of assets or liabilities, including finalization of the calculation of a core deposit intangible, and changes in operating results between the dates of the unaudited pro forma financial data and the date on which the acquisition takes place; and

b) adjustments may need to be made to the unaudited historical financial data upon which such pro forma data are based.

FIRST CALIFORNIA BANK AND SOUTH COAST BANCORP, INC.
SELECTED PRO FORMA COMBINED HISTORICAL FINANCIAL DATA
(in thousands, except share and per share amounts and ratios)

	Three months	Year ended
	Ended	December 31,
	March 31, 2005	2004
STATEMENT OF OPERATIONS DATA:
Net interest income	$4,156	$15,945
Provision for loan losses	$113	$363
Noninterest income	$668	$2,640
Noninterest expense	$3,496	$13,012
Income before income taxes	$1,215	$5,210
Income taxes	$237	$830
Net income	$978	$4,380

PER SHARE DATA:
Earnings per share — basic	$0.30	$1.37
Earnings per share — diluted	$0.30	$1.35
Cash dividends per share	$—
Book value per share	$13.18
Tangible book value per share	$8.31
Common shares outstanding – basic	3,277,807	3,195,142
Common shares outstanding – diluted	3,302,608	3,250,634
Common shares outstanding – actual	3,277,807

BALANCE SHEET DATA:
Assets	$451,830
Loans	$312,044
Allowance for loan losses	$(3,710)
Deposits	$363,371
Shareholders’ equity	$43,217

SELECTED RATIOS: (1)
Return on average equity	9.72%	12.02%
Return on average tangible equity	16.11%	21.83%
Return on average assets	0.91%	1.07%
Net interest margin (tax equivalent)	4.14%	4.17%
Efficiency ratio (noninterest expense to net interest income and noninterest income)	72.47%	70.01%
Total capital ratio	12.60%
Tier 1 capital ratio	11.22%
Tier 1 leverage ratio	8.70%
Nonaccrual loans to total loans	0.71%
Net charge-offs (recoveries) to average loans	-0.02%
Allowance for loan losses to total loans	1.19%
Allowance for loan losses to nonaccrual loans	166.44%

(1)	Selected ratios for the three months ended March 31, 2005 have been annualized.

FIRST CALIFORNIA BANK AND SOUTH COAST BANCORP, INC.
PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
(Unaudited)
March 31, 2005
(dollars in thousands)

					Adjusted			Final			Final
	Pro Forma		Proceeds		Pro Forma	South Coast		Pro Forma			Pro Forma
	FCB Bancorp		from		FCB Bancorp	Bancorp,		Purchase			FCB Bancorp
	Consolidated	(1)	Offerings	(2)	Consolidated	Inc.(1)	(1)	Adjustments	(3)		Consolidated
Assets
Cash and due from banks	$9,048		$30,630		$39,678	$13,467		$(35,406)	(a	)	$17,739
Securities	75,005		—		75,005	4,516		(23)	(b	)	79,498
Federal funds sold	4,080		—		4,080	7,500		—			11,580
Loans	185,778		—		185,778	121,274		4,992	(b	)	312,044
Allowance for loan losses	(2,537)		—		(2,537)	(1,173)		—			(3,710)
Premises and equipment, net	4,828		—		4,828	1,723		1,800	(b	)	8,351
Goodwill	—		—		—	—		15,966	(b	)	15,966
Other assets	9,707		—		9,707	655		—			10,362

Total Assets	$285,909		$30,630		$316,539	$147,962		$(12,671)			$451,830

Liabilities
Deposits	$231,882		$—		$231,882	$130,138		$1,351	(b	)	$363,371
FHLB Borrowings	30,350		—		30,350	—		—			30,350
Junior subordinated debt	—		10,000		10,000	—		—			10,000
Other liabilities	1,090		—		1,090	664		3,138	(b	)	4,892

Total Liabilities	263,322		10,000		273,322	130,802		4,489			408,613

Shareholders’ Equity
Common stock	11,965		20,630		32,595	2,265		(2,265)	(b	)	32,595
Retained earnings	10,622		—		10,622	14,895		(14,895)	(b	)	10,622

Total Shareholders’ Equity	22,587		20,630		43,217	17,160		(17,160)			43,217

Total Liabilities and Shareholders’ Equity	$285,909		$30,630		$316,539	$147,962		$(12,671)			$451,830

See notes to the Unaudited Pro Forma Combined Consolidated Financial Information.

FIRST CALIFORNIA BANK AND SOUTH COAST BANCORP, INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
(Unaudited)
THREE MONTHS ENDED MARCH 31, 2005
(in thousands, except per share data)

	Pro Forma				Pro Forma			Pro Forma
	FCB Bancorp		South Coast		Purchase			FCB Bancorp
	Consolidated	(1)	Bancorp, Inc.	(1)	Adjustments	(3)		Consolidated
Interest income
Interest and fees on loans	$3,002		$2,322		$(312)	(g	)	$5,012
Taxable interest on securities	594		28		2	(g	)	624
Nontaxable interest on securities	71		—		—			71
Interest on federal funds sold and other	28		119		(13)	(c	)	134

Total interest income	3,695		2,469		(323)			5,841

Interest expense
Interest on deposits	399		1,033		(68)	(g	)	1,364
Interest on borrowings	196		—		125	(d	)	321

Total interest expense	595		1,033		57			1,685

Net interest income	3,100		1,436		(380)			4,156

Provision (credit) for loan losses	123		(10)		—			113

Net interest income after provision (credit) for loan losses	2,977		1,446		(380)			4,043

Noninterest income
Service charges on deposit accounts	293		97		—			390
Other income	224		54		—			278

Total noninterest income	517		151		—			668

Noninterest expense
Salaries and employee benefits	1,529		577		—			2,106
Premises and equipment	386		99		(11)	(g	)	474
Other expenses	648		268		—	(e	)	916

Total noninterest expense	2,563		944		(11)			3,496

Income before provision for income taxes	931		653		(369)			1,215

Provision for income taxes	354		23		(140)	(f	)	237

Net income	$577		$630		$(229)			$978

Earnings per share:
Basic	$0.27							$0.30
Diluted	$0.26							$0.30

Shares:
Basic	2,080,142				1,115,000			3,195,142
Diluted	2,135,634				1,115,000			3,250,634

See notes to the Unaudited Pro Forma Combined Consolidated Financial Information.

FIRST CALIFORNIA BANK AND SOUTH COAST BANCORP, INC.
PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
(Unaudited)
YEAR ENDED DECEMBER 31, 2004
(in thousands, except per share data)

	Pro Forma				Pro Forma			Pro Forma
	FCB Bancorp		South Coast		Purchase			FCB Bancorp
	Consolidated	(1)	Bancorp, Inc.	(1)	Adjustments	(3)		Consolidated
Interest income
Interest and fees on loans	$11,209		$9,075		$(1,248)	(g	)	$19,036
Taxable interest on securities	1,970		94		8	(g	)	2,072
Nontaxable interest on securities	299		—		—			299
Interest on federal funds sold and other	74		413		(50)	(c	)	437

Total interest income	13,552		9,582		(1,290)			21,844

Interest expense
Interest on deposits	1,315		3,773		(270)	(g	)	4,818
Interest on borrowings	581		—		500	(d	)	1,081

Total interest expense	1,896		3,773		230			5,899

Net interest income	11,656		5,809		(1,520)			15,945

Provision (credit) for loan losses	418		(55)		—			363

Net interest income after provision (credit) for loan losses	11,238		5,864		(1,520)			15,582

Noninterest income
Service charges on deposit accounts	1,056		518		—			1,574
Other income	869		197		—			1,066

Total noninterest income	1,925		715		—			2,640

Noninterest expense
Salaries and employee benefits	5,373		2,394		—			7,767
Premises and equipment	1,301		372		45	(g	)	1,718
Other expenses	2,735		792		—	(e	)	3,527

Total noninterest expense	9,409		3,558		45			13,012

Income before provision for income taxes	3,754		3,021		(1,565)			5,210

Provision for income taxes	1,319		106		(595)	(f	)	830

Net income	$2,435		$2,915		$(970)			$4,380

Earnings per share:
Basic	$1.17							$1.37
Diluted	$1.14							$1.35

Shares:
Basic	2,080,142				1,115,000			3,195,142
Diluted	2,135,634				1,115,000			3,250,634

See notes to the Unaudited Pro Forma Combined Consolidated Financial Information.

NOTES TO THE UNAUDITED PRO FORMA
COMBINED CONSOLIDATED FINANCIAL INFORMATION

NOTE 1 — BASIS OF PRESENTATION

The unaudited pro forma combined consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004 are presented as if the merger had occurred at the beginning of the respective periods. The unaudited pro forma combined consolidated balance sheet as of March 31, 2005 is presented as if the merger had occurred as of that date. The pro forma information for FCB Bancorp assumes its formation and approval as a holding company for First California Bank occurred prior to March 31, 2005.

The unaudited pro forma combined consolidated financial statements are based on the estimates and assumptions set forth in the notes to these statements, which are preliminary and have been made solely for purposes of developing such pro forma information. The unaudited pro forma combined consolidated financial statements are not necessarily an indication of the results that would have been achieved had the merger been consummated as of the dates indicated or that may be achieved in the future.

First California Bank’s cost estimates are forward-looking. While the costs represent First California Bank’ current estimate of stock offering, merger, and reorganization costs that will be incurred, the type and amount of actual costs could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs. For additional factors that may cause actual results to differ, see “Information Regarding Forward-Looking Statements” on page _______.

NOTE 2 – PROCEEDS RECEIVED BY FCB BANCORP FOR THE ACQUISITION OF SOUTH COAST BANCORP, INC.

Preceding closing of the acquisition of South Coast Bancorp, Inc., FCB Bancorp will receive net proceeds of $20,630,000 from a private placement offering (issuing approximately 1,115,000 shares) and will issue approximately $10,000,000 in junior subordinated debentures (trust preferred securities) to assist in funding the acquisition of South Coast Bancorp, Inc. In addition, First California Bank anticipates paying a special cash dividend of approximately $5,000,000 to FCB Bancorp to facilitate the acquisition. The $5,000,000 dividend has no impact on pro forma consolidated capital. The following summarizes these transactions (in thousands):

Common stock issued in Private Placement offering	$22,000
Less investment banking, legal and accounting fees	(1,370)

Net equity from issuance of common stock	20,630
Issuance of junior subordinated debt	10,000
Dividends	5,000

Total cash proceeds received by FCB Bancorp	$35,630

NOTE 3 — PRO FORMA ADJUSTMENTS, INCLUDING MERGER RELATED COSTS

Summarized below are the pro forma adjustments necessary to reflect the merger based on the purchase method of accounting:

     (a) FCB Bancorp will acquire all of the outstanding stock of South Coast Bancorp, Inc. for a purchase price that is not to exceed $36,000,000. The purchase price will be reduced if the consolidated equity of South Coast Bancorp, Inc. is less than $16,500,000, based upon calculations set forth in the closing financial statements of South Coast Bancorp. For purposes of the pro forma balance sheet presentation, the following summarizes the assumed computation of the South Coast Bancorp, Inc. acquisition price (in thousands):

South Coast Bancorp, Inc. consolidated shareholders’ equity		$17,160
Less transaction costs of South Coast Bancorp, Inc.:
Legal and accounting fees	$(200)
Severance and employment contract expenses	(1,465)
Transfer of bank-owned automobile	(37)

Total transaction costs		(1,702)

Adjusted consolidated shareholders’ equity		15,458
Shareholders’ equity required		16,500

Purchase price adjustment		(1,042)
Base purchase price		36,000

Adjusted purchase price		34,958
Plus direct transaction costs of FCB Bancorp:
Investment banking, legal and accounting fees		310
Estimated restructuring charges		138

Calculated purchase price		$35,406

(b) FCB Bancorp will account for its acquisition of South Coast Bancorp, Inc. using the purchase method of accounting for business combinations. Accordingly, the total estimated purchase price as shown in the above table is allocated to South Coast Bancorp’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The difference between the adjusted purchase price and the net assets acquired will be recorded as goodwill by FCB Bancorp and will be periodically evaluated in the future for impairment. The following summarizes the preliminary estimated purchase price that is allocated based on preliminary estimates of fair value (in thousands).

South Coast Bancorp, Inc. assets acquired		$147,962
South Coast Bancorp, Inc. liabilities assumed		130,802

Net assets acquired		17,160
Less transaction costs of South Coast Bancorp, Inc.		(1,702)
Fair value adjustments:
Securities	(23)
Loans	4,992
Premises and equipment	1,800
Deposits	(1,351)

Fair value adjustments		5,418
Deferred taxes related to adjustments		(1,436)

Fair value of net assets acquired		19,440
Calculated purchase price		35,406

Excess of calculated purchase price over net assets acquired, recorded as goodwill		$15,966

The fair value adjustments have been computed as follows: (i) the fair value of investment securities is estimated based on an average between bid and ask prices published in financial journals, (ii) the fair value of loans receivable is estimated by a method that discounts the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and maturities; most of South Coast Bancorp’s loans receivable contain terms, which include variable interest rates with “floors” and “ceilings” as to the range of interest rate change, (iii) for statement savings and demand deposits, fair value is the amount reported as payable in the financial statements as such amounts are payable on demand; for certificates of deposit, fair value is estimated using the rates currently offered for deposits of similar remaining maturities, and (iv) the fair value of premises and equipment is based upon property appraisal or tax information currently available.

A reconciliation of the pro forma deferred taxes related adjustment is as follows (in thousands):

			Deferred Tax
	Gross	Tax	(Asset)
	Amount	Effect	Liability
Severance and employment contract expenses	$(1,465)	38%	$(557)
Transfer of bank-owned automobile	(37)	38%	(14)
Gross fair value adjustments	5,418	38%	2,059
Estimated restructuring charges	(138)	38%	(52)

Deferred tax liability			$1,436

(c) Opportunity costs of the cash dividend paid to FCB Bancorp and distributed for the purchase of the South Coast Bancorp, Inc. (assumed interest rate of 1.00%).

(d) Interest expense related to trust preferred securities issuance (assumed rate of 5.00%).

(e) Amortization expense related to the estimated core deposit intangible asset is not considered significant.

(f) The provision for income taxes related to pro forma adjustments is computed using a combined federal and state effective tax rate of 38%. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had FCB Bancorp and South Coast Bancorp filed consolidated income tax returns during the periods presented.

(g) For purposes of the proforma consolidated and combined income statements, interest income, interest expense, and noninterest expense are impacted by the respective impact to yield, cost of funds, or expense FCB Bancorp will realize on assets and liabilities acquired from South Coast Bancorp, Inc., based on their estimated fair values at the date of acquisition. The increase or decrease in related accounts for assets and liabilities acquired is summarized as follows (in thousands):

		Estimated
		Average
		Term to	Adjustment for Period
	Fair Value	Maturity	March 31,	December 31,
	Adjustments	(years)	2005	2004
Interest income
Securities	(23)	3	2	8
Loans	4,992	4	(312)	(1,248)
Interest expense
Deposits	(1,351)	5	68	270
Noninterest expense
Premises and equipment	1,800	40	(11)	(45)

Total adjustments to income before income taxes			$(254)	$(1,015)

HISTORICAL AND PRO FORMA PER SHARE DATA FOR FIRST CALIFORNIA BANK AND SOUTH COAST BANCORP, INC.

The table below shows the earnings, book value and dividends per share for First California Bank and South Coast Bancorp, Inc. on a historical and a pro forma combined basis. The pro forma data was derived by combining historical consolidated financial information of First California Bank and South Coast Bancorp, Inc. using the purchase method of accounting for business combinations, and including the effect of the stock and debt offerings.

You should read the respective audited financial statements and related footnotes of First California Bank and South Coast Bancorp, Inc. included in this proxy statement-prospectus. See “Index to Financial Statements” at page ____ of this proxy statement-prospectus.

	Three months	Year ended
	ended	December 31,
	March 31, 2005	2004
Book value per share
First California Bank	$10.44	$10.42
South Coast Bancorp, Inc.	$5.63	$5.50
Pro forma combined	$13.18	$13.17

Tangible book Value per share
First California Bank	$10.44	$10.42
South Coast Bancorp, Inc.	$5.63	$5.50
Pro forma combined	$8.31	$8.18

Dividends declared per share
First California Bank	$—	$—
Pro forma combined	$—	$—

Basic earnings per share
First California Bank	$0.27	$1.17
Pro forma combined	$0.30	$1.37

Diluted earnings per share
First California Bank	$0.26	$1.14
Pro forma combined	$0.30	$1.35

COMPENSATION AND OTHER TRANSACTIONS
WITH MANAGEMENT AND OTHERS

Summary Compensation

     The following table sets forth a summary of annual and long-term compensation for services in all capacities to the Bank for the Bank’s President and Chief Executive Officer and the Bank’s two other executive officers for the years noted:

					Long-Term
		Annual Compensation			Compensation Awards
				Other Annual	Securities	All Other
Name and Title	Year	Salary	Bonus	Compensation [1]	Underlying Options	Compensation
C. G. Kum,	2004	$210,047	$65,759	—	9,000	$0
President and Chief	2003	$195,000	$75,000	—	10,000	$0
Executive Officer	2002	$180,000	$50,058	—	0	$0

Thomas E. Anthony,	2004	$134,000	$28,765	—	4,500	$0
Executive Vice President and	2003	$120,721	$39,396	—	5,000	$0
Chief Credit Officer	2002	$114,243	$30,617	—	0	$0

Romolo Santarosa,	2004	$133,951	$34,587	—	4,500	$0
Executive Vice President and	2003	$120,000	$39,396	—	1,000	$0
Chief Financial Officer	2002	$15,000	$0	—	0	$0

Stock Options

     The Bank adopted the 2003 Stock Option Plan that allows for the granting of both incentive and nonstatutory stock options. The option price for incentive stock options cannot be less than 100% of the fair market value of the shares on the date of grant. The stock options expire eight years from the date of grant. The option price, number of shares granted to recipients, and duration for the plan stock options are determined and approved by the Board of Directors.

     As of December 31, 2004, all options outstanding vest five years and expire eight years after the date of grant. The following table summarizes information regarding stock options outstanding at December 31, 2004:

Incentive Stock Options			Nonstatutory Stock Options
		Weighted Average			Weighted Average
		Remaining			Remaining
	Number	Contractual Life		Number	Contractual Life
Exercise Price	Outstanding	(in years)	Exercise Price	Outstanding	(in years)
$11.25	31,750	6.47	$11.25	10,000	6.47
$20.25	26,500	7.31	$20.25	10,000	7.31

	58,250			20,000

     Under the plan, an aggregate of no more than 200,000 shares of the Bank’s common stock were approved for grant. At December 31, 2004, there were 121,750 shares reserved and available for grant. Upon shareholder and regulatory approval of the holding company reorganization, outstanding Bank stock options will be exchanged for Company stock options on a one-for-one basis and on the same terms and conditions as the Bank stock options.

[1]	Perquisites paid to an executive officer that total less than the lesser of $50,000 or 10% of salary and bonus are omitted.

     The following table sets forth certain information regarding stock options granted during 2004 to Messrs. Kum, Anthony and Santarosa, all executive officers as a group, and all directors as a group:

				All Executive
				Officers as a	All Directors
			Romolo	Group (3 in	as a Group
	C. G. Kum	Thomas E. Anthony	Santarosa	Number)	(6 in Number)
Options granted during 2004:
Number of shares	9,000	4,500	4,500	18,000	19,000
Average exercise price per share	$20.25	$20.25	$20.25	$20.25	$20.25

     The following table sets forth certain information regarding unexercised options held by Messrs. Kum, Anthony, and Santarosa:

			Value of Unexercised
	Number of Unexercised		in-the-Money Options
	Options at December 31, 2004		at December 31, 2004(1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
C. G. Kum	0	19,000	N/A	$52,500
Thomas E. Anthony	0	9,500	N/A	$26,250
Romolo Santarosa	0	5,500	N/A	$5,250

Employment Agreements

     In March 2003, the Bank entered into a Salary Continuation Agreement with C. G. Kum. The agreement provides for a maximum annual benefit of $160,471, which will be paid over the lesser of 17 years or such shorter period of time based upon the number of years that Mr. Kum is employed by the Bank prior to normal retirement. The Bank also entered into a split-dollar life insurance agreement with Mr. Kum in March 2003. Pursuant to the terms of that agreement, the Bank owns the insurance policies, is entitled to the cash value of the policies and is responsible for paying the associated premiums. Upon Mr. Kum’s death, the beneficiary is entitled to receive $1.5 million of the total proceeds, with the Bank entitled to the balance. The Bank paid an aggregate premium in 2002 amounting to $1.4 million.

     In March 2003, the Bank also entered into a Salary Continuation Agreement with Thomas E. Anthony. The agreement provides for a maximum annual benefit of $84,667, which will be paid over the lesser of 15 years or such shorter period of time based upon the number of years that Mr. Anthony is employed by the Bank prior to normal retirement. The Bank also entered into a split-dollar life insurance agreement with Mr. Anthony in March 2003. Pursuant to the terms of that agreement, the Bank owns the insurance policies, is entitled to the cash value of the policies and is responsible for paying the associated premiums. Upon Mr. Anthony’s death, the beneficiary is entitled to receive $1.05 million of the total proceeds, with the Bank entitled to the balance. The Bank paid an aggregate premium in 2002 amounting to $1.0 million.

Employee 401(k) Plan

     The Bank has adopted a 401(k) savings investment plan which allows employees to defer certain amounts of compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Essentially, all eligible employees may elect to defer and contribute up to statutory limits. The Bank may, at its discretion, make matching contributions, the total of which may not exceed 15% of eligible compensation. For the years ending December 31, 2004, 2003, and 2002, the Bank made matching contributions of approximately $89,000, $59,000, and $67,000, respectively, to the plan.

     The Bank has also established an employee incentive compensation program which provides eligible participants additional compensation based upon the achievement of certain Bank goals. For the years ending December 31, 2004, 2003 and 2002, additional compensation expense of approximately $270,000, $350,000, and $260,000, respectively, was recognized and paid subsequent to each year-end to eligible employees, pursuant to this program.

(1) Assuming a market value of $16.50 per share on December 31, 2004.

Directors’ Compensation

     Directors were paid for attendance at Board and committee Meetings at the rate of $2,000 per month. In addition, the Chairman of the Board received an additional $1,000 each month. Mr. C. G. Kum does not receive directors’ fees.

Personnel Committee Interlocks and Insider Participation

     The members of the Bank’s Personnel Committee (the “Personnel Committee”) are Directors Syble Roberts (Chair), James O. Birchfield, John W. Birchfield and C. G. Kum, none of whom serve as an officer of the Bank except for Mr. Kum, who is the Bank’s President and Chief Executive Officer. None of the Bank’s executive officers served on the board of directors or compensation committee, or equivalent, of another entity, one of whose executive officers served on the Bank’s Personnel Committee or the Bank’s board of directors. Mr. Kum does not participate in Committee deliberations and voting regarding his compensation.

Personnel Committee Report on Executive Compensation

     The Personnel Committee is responsible for reviewing and approving the Bank’s overall compensation and benefit programs, and for administering the compensation of the Bank’s executive and senior officers.

     The objectives of the Bank’s compensation programs are to attract, motivate and retain executive and senior officers by insuring that appropriate total compensation is paid for positions of equivalent responsibility when compared to a sample of peer banks.

     As a general rule, the Committee evaluates management and public relations skills as well as annual corporate goals, such as profitability, asset quality and growth in loans and deposits, in determining compensation levels. Approximately 50% of compensation is based on Bank performance and approximately 50% is based on individual criteria.

     In evaluating Mr. Kum’s compensation the Committee, with Mr. Kum absent, evaluates compensation surveys for peer banks covering salary and other compensation components for presidents and CEOs. Consistent with the Committee’s compensation philosophy, approximately 50% of Mr. Kum’s compensation is based on an evaluation of his management and public relations skills. Approximately 50% of Mr. Kum’s compensation is based on Bank performance, in particular, the following factors in the following order of priority: (1) improving shareholder value; (ii) profitability; (iii) asset quality; and (iv) growth in loans and deposits. The Committee also evaluates Mr. Kum’s actions taken during the year to achieve the Bank’s longer term strategic goals.

     The Committee believes that the Bank’s compensation program and compensation levels are effective in attracting, motivating and retaining outstanding executive and senior officers and that they are consistent with the Bank’s immediate and long-term goals.

PERSONNEL COMMITTEE

Syble Roberts (Chair)
James O. Birchfield
John W. Birchfield
C. G. Kum

Related Party Transactions

     There are no existing or proposed material transactions between the Bank and any of its directors, executive officers or beneficial owners of 5% or more of the Bank’s common stock, or the immediate family or associates of any of the foregoing persons, except as indicated below.

     Some of the Bank’s directors and executive officers and their immediate families, as well as the companies with which they are associated, are customers of, and have had banking transactions with, the Bank in the ordinary course of our business, and the Bank expects to have banking transactions with such persons in the future. In the Bank’s opinion, all loans and commitments to lend made in 2004 included in such transactions were made in compliance with applicable laws, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable contemporaneous transactions with other persons of similar creditworthiness, and did not involve more than a normal risk of collectability or present other unfavorable features. As of March 31, 2005, there were no outstanding loans or commitments to lend to any of the Bank’s directors, officers or principal shareholders, or their associates.

     The Bank’s Articles of Incorporation and Bylaws provide, among other things, for the indemnification of the Bank’s directors, officers and agents, and authorize the Bank to pay expenses incurred by, or to satisfy a judgment or fine rendered or levied against, such agents in connection with any personal legal liability incurred by that individual while acting for us within the scope of his or her employment. The provisions of the Bank’s Articles of Incorporation and Bylaws are subject to certain limitations imposed under California and federal law. For example, under California law, directors remain personally liable for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law or for any transaction from which the director derived an improper personal benefit. Under the federal Comprehensive Thrift and Bank Fraud Prosecution and Taxpayer Recovery Act of 1990, indemnification payments may be prohibited by the regulatory authorities if the Bank is insolvent, is in conservatorship or receivership, is in troubled condition, or has a CAMELS rating of 4 or 5, and if the regulatory authority believes that the party who is to receive the indemnification payment has violated banking laws or regulations, breached a fiduciary duty, or is otherwise responsible for substantial loss to the Bank. It is the Bank’s policy that our directors and executive officers shall be indemnified to the maximum extent permitted under applicable law and the Bank’s Articles of Incorporation and Bylaws. The Bank has purchased liability insurance covering all of its directors and officers; however, no assurance can be given that the proceeds of the policy would be adequate to protect the Bank in all circumstances.

PROPOSAL 2

APPROVAL OF 2005 STOCK OPTION PLAN

Introduction

     As described under “COMPENSATION AND OTHER TRANSACTIONS WITH MANAGEMENT AND OTHERS — Stock Options” herein, the Bank has adopted a stock option plan (the “2003 Plan”), pursuant to which stock options have been granted to various persons associated with the Bank. In contemplation of the holding company formation, the Board of Directors of the Holding Company has adopted the FCB Bancorp 2005 Stock Option Plan (the “Plan”), described below, pursuant to which: (i) stock options under the Holding Company’s Plan would be issued by the Holding Company to holders of unexercised, unexpired Bank stock options (“Bank Stock Options”) at the effective date of the merger in exchange for and in substantially the same amounts, prices and terms as the Bank Stock Options held at the effective date; and (ii) the Holding Company would be permitted to grant additional stock options, including non-qualified stock options, to eligible persons, as more fully described below.

     On May 19, 2005, the Board of Directors of the Holding Company adopted, subject to approval by the Bank’s shareholders as prospective shareholders of FCB Bancorp, the FCB Bancorp 2005 Stock Option Plan. The Plan is intended to replace the 2003 Plan effective upon consummation of the holding company formation. The Plan provides for the grant of “incentive stock options” as permitted under Section 422 of the Internal Revenue Code of 1986 (the “Code”), as well as for the grant of non-qualified stock options. The Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     The Plan provides for the issuance of up to 200,000 shares of the Holding Company’s Common Stock to directors, officers, and key employees of the Holding Company or any subsidiary, including the Bank, subject to adjustment in the event of certain changes in the capital structure of the Holding Company. As of ___, 2005, no new grants of options had been made by the Holding Company under the Plan. It is anticipated that all outstanding Bank Stock Options will be exchanged for Holding Company stock options at the consummation of the merger.

     The Bank’s Board of Directors believes it is advisable for the shareholders to approve the adoption of the Plan in order to continue to have options available to encourage directors, officers, key employees and consultants to remain with the Holding Company and the Bank and to attract new, qualified officers, employees and directors in today’s competitive market.

Summary of the Plan

     The following description of the Plan is intended to highlight and summarize the principal terms of the Plan, and is qualified in its entirety by the text of the Plan, a copy of which is available for inspection at the Holding Company’s Main Office.

     Administration. The Plan will be administered by the Holding Company’s Board of Directors (the “Board”), one or more of whom may also be executive officers and therefore may not be deemed to be “independent,” as that term is defined in the listing standards of the Nasdaq Stock Market, Inc. Each director will abstain from approving the grant of any options to himself or herself. Options may be granted only to directors, officers and key employees of the Holding Company and any subsidiary, including the Bank. Subject to the express provisions of the Plan, the Board is authorized to construe and interpret the Plan, and make all the determinations necessary or advisable for administration of the Plan.

     Eligible Participants. The Plan provides that all directors, officers, and key employees of the Holding Company and any subsidiary of the Holding Company are eligible to receive grants of stock options. The Plan provides that if options are granted to officers or key employees who own, directly or indirectly, 10% or more of the Holding Company’s outstanding shares, and the options are intended to qualify as “incentive stock options,” then the minimum option price must be at least 110% of the stock’s fair market value on the date of grant, and the term of the option grant may not exceed five years. Subject to the foregoing limitations, the Board is empowered to determine which eligible participants, if any, should receive options, the number of shares subject to each option, and the terms and provisions of the option agreements.

     Shares Subject to the Plan. 200,000 shares are covered by the Plan, which constitutes approximately 9.2% of the shares which will be outstanding upon consummation of the merger. Options will be granted at no less than the fair market value of the Holding Company’s Common Stock as of the date of grant; provided, however, options to 10% shareholders must be at least 110% of fair market value.

     Incentive and Non-Qualified Stock Options. The Plan provides for the grant of both incentive stock options and non-qualified options. Incentive stock options are available only to persons who are employees of the Holding Company or any subsidiary, and are subject to limitations imposed by applicable sections of the Code, including a $100,000 limit on the aggregate fair market value (determined on the date the options are granted) of shares of the Holding Company’s Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Plan and all other “incentive stock option” plans of the Holding Company and its subsidiaries. Any options granted under the Plan which do not meet the limitations for incentive stock options, or which are otherwise not deemed to be incentive stock options, shall be deemed “non-qualified.” Subject to the foregoing and other limitations set forth in the Plan, the exercise price, permissible time or times of exercise, and the remaining terms pertaining to any option are determined by the Board; however, the per share exercise price under any option may not be less than 100% of the fair market value of the Holding Company’s Common Stock on the date of grant of the option.

     Terms and Conditions of Options. Subject to the limitations set forth in the Plan, options granted thereunder may be exercised in such increments, which need not be equal, and upon such contingencies as the Board may determine. If an optionee does not exercise an increment of an option in any period during which such increment becomes exercisable, the unexercised increment may be exercised at any time prior to expiration of the option unless the respective stock option agreement provides otherwise.

     Subject to earlier termination as may be provided in any optionee’s stock option agreement, options granted under the Plan will expire not later than ten years from the date of grant. Under the terms of the Plan, the date of grant is deemed to be either: (i) the date fixed by the Board to be the date of grant; or (ii) if no such date is fixed, the date on which the Board made its final determination to grant a stock option.

     Options granted under the Plan may not be transferred otherwise than by will or by the laws of descent and distribution, and during his or her lifetime, only the optionee or, in the event of the disability of the optionee, his or her guardian or the conservator of his or her estate may exercise the option.

     Exercise of Options. Subject to the restrictions set forth in the Plan, an option may be exercised in accordance with the terms of the individual stock option agreement. Full payment by the optionee for all shares as to which the option is being exercised is due and payable at the time of exercise of the option. Payment must be in cash.

     An option may be exercised with respect to whole shares only, although fractional share interests may be accumulated and exercised from time to time as whole shares during the term of the option. Options may only be exercised with respect to a minimum of ten whole shares, unless the option agreement requires that a larger number of shares be exercised at any one time and unless fewer than ten shares remain subject to the option at the time of exercise. Any shares subject to an option which expires or terminates without being exercised become available again for issuance under the Plan.

     Neither an eligible participant nor an optionee has any rights as a shareholder with respect to the shares of Common Stock covered by any option which may be or has been granted to such person, and which is thereafter exercised, until date of issuance of the stock certificate by the Holding Company to such person.

     Stock Option Agreement. Every grant of an option will be evidenced by a written stock option agreement executed by the Holding Company and the optionee. Subject to the terms and conditions of the Plan, the stock option agreement will contain the terms and provisions pertaining to each option so granted, such as exercise price, permissible date or dates of exercise, termination date, and such other terms and conditions as the Board deems desirable and not inconsistent with the Plan.

     Termination of Employment or Affiliation. In the event an optionee ceases to be affiliated with the Holding Company or a subsidiary for any reason other than disability, death or termination for cause, the stock options granted to such optionee shall expire at the earlier of the expiration dates specified for the options, or ninety days after the optionee ceases to be so affiliated. During such period after cessation of affiliation, the optionee may exercise the option to the extent that it was exercisable as of the date of such termination, and thereafter the option expires in its entirety.

     If an optionee’s stock option agreement so provides, and if an optionee’s status as an eligible participant is terminated for cause, the option held by such person will expire thirty days after termination, although the Board may, in its sole discretion, within thirty days of such termination, reinstate the option. If the option is reinstated, the optionee will be permitted to exercise the option only to the extent, for such time, and upon such terms and conditions as if the optionee’s status as an eligible participant had been terminated for a reason other than cause, disability or death, as described above.

     The Plan, and all stock options previously granted under the Plan, shall terminate upon the dissolution or liquidation of the Holding Company, upon a consolidation, reorganization, or merger as a result of which the Holding Company is not the surviving corporation, or upon a sale of all or substantially all of the assets of the Holding Company. However, all options theretofore granted shall become immediately exercisable in their entirety upon the occurrence of any of the foregoing, and any options not exercised immediately upon the occurrence of any of the foregoing events will terminate unless provision is made for the assumption or substitution thereof. As a result of this acceleration provisions, even if an outstanding option were not fully vested as to all increments at the time of the event, that option will become fully vested and exercisable.

     Amendment and Termination of the Plan. The Board may at any time suspend, amend or terminate the Plan, and may, with the consent of the respective optionee, make such modifications to the terms and conditions of outstanding options as it shall deem advisable. Shareholder approval of the Plan is required to qualify incentive stock options pursuant to the code. Certain amendments to the Plan may also require shareholder approval to maintain incentive stock option qualifications. The amendment, suspension or termination of the Plan will not, without the consent of the Optionee, alter or impair any rights or obligations under any outstanding option under the Plan.

     Adjustments Upon Changes in Capitalization. The total number of shares covered by the Plan and the price, kind and number of shares subject to outstanding options thereunder, will be appropriately and proportionately adjusted if the outstanding shares of Common Stock of the Holding Company are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Holding Company through reorganization, merger, recapitalization, reclassification, stock split, stock dividend, stock consolidation or otherwise, without consideration to the Holding Company as provided in the Plan. Fractional share interests of such adjustments may be accumulated, although no fractional shares of stock will be issued under the Plan.

Federal Income Tax Consequences

     Certain stock options granted under the Plan are intended to be “incentive stock options” as defined in Section 422 of the Code. No income will be recognized by the optionee, and no deduction will be allowed to the Holding Company, by reason of the grant or exercise of an incentive stock option. However, the excess of the fair market value of the shares at the time of exercise over the option exercise price will be treated as a preference item for purposes of the alternative minimum tax. If the optionee does not dispose of the shares of the Holding Company’s Common Stock received upon exercise of an incentive stock option by payment in cash within two years from the date of the grant of the option or within one year after the transfer of the shares to the optionee, any gain realized by the optionee upon such disposition of the shares will be long-term capital gain. No deduction will be available to the Holding Company upon such disposition by the optionee. However, if the optionee disposes of such shares within the two year period from the date of the grant of the option or within the one year period from the transfer of the shares, gain realized by the optionee upon such disposition will be ordinary income to the extent that the value of the shares received at the date of exercise of the option exceeds the price paid for such shares by the optionee. Such ordinary income will be recognized by the optionee for the tax year in which the optionee disposes of the shares, and the Holding Company will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee for the tax year of the Holding Company in which the optionee recognizes such ordinary income, provided that applicable income tax withholding requirements are satisfied. Gain realized in excess of such ordinary income will be capital gain. Such capital gain will be long-term or short-term depending upon whether the shares are held for more than 12 months prior to the date of disposition. If the optionee disposes of the shares within either the two year period from the date of grant of the option, or within one year after the transfer of the shares, any ordinary income recognized by the optionee will not exceed the gain realized on such disposition by the optionee. If the optionee disposes of shares of Common Stock received upon exercise of an option at a loss, such loss will be a capital loss, long-term or short-term depending upon whether the shares are held for more than one year prior to the date of disposition.

     The optionee’s basis in shares of the Holding Company’s Common Stock acquired upon the exercise of an incentive stock option by the transfer to the Holding Company of the Holding Company’s Common Stock already owned by the optionee is determined by substituting the optionee’s basis in the shares of the Holding Company’s Common Stock transferred to the Holding Company to exercise the option to an equivalent number of shares of the Holding Company’s Common Stock acquired upon the exercise of the option (the “Substituted Common Stock”). The basis of the remainder, if any, of the shares of the Holding Company’s Common Stock received upon exercise of the option (the “Non-Substituted Common Stock”) will be zero. The Substituted Common Stock will have a holding period which, for purposes of computing whether capital gain or loss is long or short term, includes the holding period of the shares of previously owned Common Stock. The Non-Substituted Common Stock will have a holding period which begins on the date such shares are received. If the optionee does not dispose of the shares of the Holding Company’s Common Stock received upon exercise of an incentive stock option within two years from the date of the grant of the option or within one year after the transfer of the shares to the optionee, any gain realized by the optionee upon the disposition of the shares will be long-term capital gain. No deduction will be available to the Holding Company upon such disposition by the optionee. However, if the optionee disposes of such shares within the two year period from the date of the grant of the option or within the one year period from the transfer of the shares, the optionee will be treated as disposing of the shares having the lowest basis. Any gain realized by the optionee upon such disposition will be ordinary income to the extent that the value of the shares received at the date of exercise of the option exceeds the amount paid for such shares. The amount paid for Substituted Common Stock will be its fair market value on the date of exercise. The amount paid for Non-Substituted Common Stock will be its basis. Such ordinary income will be recognized by the optionee for the tax year in which the optionee disposes of the shares and the Holding Company will be entitled to a deduction in an amount equal to the ordinary income recognized by the optionee for the tax year of the Holding Company in which the optionee recognizes such ordinary income, provided that applicable income tax withholding requirements are satisfied. Gain realized in excess of such ordinary income will be capital gain. Such capital gain will be long-term or short-term depending upon whether the shares disposed of were held for more than 12 months prior to the date of disposition taking into account the substituted holding period of any Substituted Common Stock. If the optionee disposes of the shares within either the two-year period from the date of grant of the option, or within one year after the transfer of the shares, any ordinary income recognized by the optionee will not exceed the gain realized on such disposition by the optionee. If the optionee disposes of shares of the Holding Company’s Common Stock received upon exercise of an option at a loss, such loss will be a capital loss, long-term or short-term depending upon whether the shares are held for more than one year prior to the date of disposition, taking into account the substituted holding period of any Substituted Common Stock.

     The aggregate fair market value (determined at the time the options are granted) of the stock with respect to which incentive stock options are exercisable by an individual for the first time in any calendar year may not exceed $100,000. The Plan provides that outstanding options may become fully vested and exercisable in the event of a merger or consolidation of the Holding Company as a result of which the Holding Company is not the surviving corporation or upon the sale of all or substantially all of the property of the Holding Company, unless the Plan is continued and the outstanding options are neither assumed nor replaced with new options. If, as a result of this provision of the Plan, the amount of options granted after 1986 which become exercisable by an optionee for the first time in any year exceeds the $100,000 limit, the amount of options exceeding the $100,000 limit will not be treated as incentive stock options.

     If options cease to be treated as incentive stock options, such options will be treated as non-qualified stock options. If such options, or any stock options originally intended to be non-qualified stock options, are exercised, the excess of the fair market value of the acquired shares at the time of exercise over the option exercise price will be treated as ordinary income to the optionee in the year of exercise.

     Upon exercise of a stock option other than an incentive stock option by a cash payment, the optionee’s basis in the shares of the Holding Company’s Common Stock received will be the sum of the option exercise price and the amount of ordinary income recognized by the optionee from the exercise of the stock option. The optionee’s holding period in the shares of the Holding Company’s Common Stock received will begin on the date received. Upon exercise of such a stock option by transfer of shares of the Holding Company’s Common Stock already owned by the optionee, under Internal Revenue Service Ruling 80-244, the optionee will be deemed to have received an equivalent number of shares of the Holding Company’s Common Stock in a non-taxable exchange (the “Substituted Common Stock”) and the remainder, if any, of the shares of the Holding Company’s Common Stock will be deemed to have been received in a taxable transaction (the “Non-Substituted Common Stock”). The optionee’s basis in the Substituted Common Stock will be the same as his basis in the previously owned shares, and his holding period will include the holding period of the previously owned shares. The optionee’s basis in the Non-Substituted Common Stock will be the same as the amount of ordinary income recognized by the optionee. The Non-Substituted Common Stock will have a holding period which begins on the date when it is received.

     On the disposition of shares of the Holding Company’s Common Stock received upon exercise of a stock option other than an incentive stock option, the difference between the amount realized and the optionee’s basis in the shares will be a long-term or short-term capital gain (or loss) depending on whether the optionee’s holding period for the shares is more than 12 months prior to their disposition.

     The Holding Company will be entitled to claim a deduction at the same time and in the same amount as income is recognized by the optionee exercising a stock option other than an incentive stock option. No income will be recognized by the optionee, and no deduction shall be allowable to the Holding Company, by reason of the grant of non-qualified stock options.

Certain Information Concerning All Options

     In addition to the foregoing, federal tax law provides for an excise tax of 20% and the disallowance of a deduction to a corporation for compensation to its employees, officers, shareholders and others that results in an “excess parachute payment” within the meaning of Code Section 280G(b). If such a person is granted an incentive stock option and there is a change of control, the incentive stock option may be considered in the determination of whether an excess parachute payment has been made.

     Long-term capital gains and losses are derived from the sales and exchanges of capital assets held for more than twelve months. Under The Jobs and Growth Tax Relief Reconciliation Act of 2003, for taxable years beginning before January 1, 2009, generally the maximum rate of tax on net capital gain of a non-corporate taxpayer is 15 percent. In addition, any net capital gain which otherwise would have been taxed at a 10- or 15-percent rate generally is taxed at a five-percent rate (zero for taxable years beginning after 2007). For taxable years beginning after December 31, 2008, generally the rates on net capital gain are scheduled to revert to 20-percent and 10-percent, respectively. Any gain from the sale or exchange of property held more than five years that would otherwise be taxed at the 10-percent rate is taxed at an 8-percent rate. Any gain from the sale or exchange of property held more than five years and the holding period for which began after December 31, 2000, which would otherwise be taxed at a 20-percent rate will be taxed at an 18-percent rate. If the capital asset was held for less than twelve months, any resulting gain will be taxed at ordinary income rates.

     The specific state tax consequences to each optionee under the Plan may vary, depending upon the laws of the various states and the individual circumstances of each optionee. It is suggested that each optionee consult his or her personal tax advisor regarding both the federal and state tax consequences of the grant and exercise of options.

Exchange of Options in Reorganization

     Pursuant to the Merger Agreement, upon consummation of the merger, the Holding Company will issue Holding Company options in exchange for the then outstanding Bank Stock Options on a share-for-share basis. Those Bank Stock Options which qualify as incentive stock options under the Code will be exchanged for incentive stock options under the Plan upon consummation of the merger. The following table shows the name or group of individuals who are anticipated will receive exchange options and the number of options, based on the number of shares of Bank Stock Options outstanding on March 31, 2005:

Name or Identification Group	Number of Shares
C. G. Kum	19,000
Thomas E. Anthony	9,500
Romolo Santarosa	5,500

Name or Identification Group	Number of Shares
All Executive Officers as a Group (3 in number)	34,000
All Non-Officer Directors as a Group (5 in number)	20,000
All Directors (6 in number)	39,000
All Other Optionees (10 in number)	24,250
All Optionees as a Group (17 in number)	78,250

Vote Required

     The Plan will become effective upon approval by a majority of the shares of the Bank’s Common Stock, as prospective shareholders of the Holding Company, represented and voting at the Meeting and will terminate on May 19, 2015.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE OF “FOR” ON THIS PROPOSAL.

VALIDITY OF COMMON STOCK

     The validity of the shares of FCB Bancorp common stock to be issued in connection with the merger will be passed upon for FCB Bancorp by Horgan, Rosen, Beckham & Coren, L.L.P., Calabasas, California.

EXPERTS

     The financial statements of First California Bank as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, have been audited by Moss Adams LLP, independent registered public accounting firm, as set forth in their report thereon and included herein. Such financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of South Coast Bancorp, Inc. and Subsidiary as of December 31, 2004 and 2003, and for the years then ended, have been included in this proxy statement prospectus in reliance on the report of Grant Thornton LLP, independent certified public accountants, included herein, and upon the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

     The Board of Directors does not know of any other matters to be presented at the Meeting. However, if other matters properly come before the Meeting, it is the intention of the Proxyholders to vote each Proxy in accordance with the recommendations of the Bank’s Board of Directors on such matters, and discretionary authority to do so is included in the Proxy.

Dated: ___, 2005	FIRST CALIFORNIA BANK

Thomas E. Anthony,
Secretary

Exhibit A

PLAN OF REORGANIZATION
AND
MERGER AGREEMENT

     This Plan of Reorganization and Merger Agreement (this “Merger Agreement”) is entered into as of May 19, 2005, by and between First California Bank (“Bank”) and FCB Merger Corp. (“Subsidiary”), to which FCB Bancorp (“Holding Company”) is a party, with reference to the following:

RECITALS

     A. Bank is a California banking corporation with its principal office in the City of Camarillo, County of Ventura, State of California. Subsidiary and Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in the City of Camarillo, County of Los Angeles, State of California.

     B. As of the date hereof, Bank has 2,500,000 shares of no par value common stock authorized, of which 2,162,807 shares are outstanding.

     C. As of the date hereof, Subsidiary has 10,000,000 shares of no par value common stock authorized, and at the time of the merger referred to herein 100 of such shares will be outstanding, all of which outstanding shares will be owned by Holding Company.

     D. As of the date hereof, Holding Company has 10,000,000 shares of preferred stock authorized, none of which are outstanding, and 10,000,000 shares of no par value common stock authorized, 100 shares of which will be outstanding at the time of the merger referred to herein.

     E. The Boards of Directors of Bank and Subsidiary have approved this Merger Agreement and authorized its execution, and the Board of Directors of Holding Company has approved this Merger Agreement, undertaken that Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by Holding Company.

     For good and valuable consideration, receipt of which is hereby acknowledged Bank, Subsidiary and Holding Company hereby agree as follows:

AGREEMENT

Section 1. General

     1.1 The Merger. On the Effective Date, Subsidiary shall be merged into Bank, with the Bank surviving the merger (the “Surviving Corporation”) and becoming a wholly-owned subsidiary of Holding Company, and its name shall continue to be “First California Bank.”

     1.2 Effective Date. This Merger Agreement shall become effective at the close of business on the day (the “Effective Date”) on which an executed counterpart of this Merger Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the General Corporation Law.

     1.3 Articles of Incorporation, Bylaws and Charter. On the Effective Date, the Articles of Incorporation of Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the banking charter and certificate of authority of Bank issued by the Commissioner of the California Department of Financial Institutions (the “Commissioner”) shall be and remain the charter and certificate of authority of the Surviving Corporation; and the insurance of deposits coverage by the Federal Deposit Insurance Corporation (the “FDIC”) shall be and remain the deposit insurance of the Surviving Corporation.

     1.4 Directors and Officers of the Surviving Corporation. On the Effective Date, the directors and officers of Bank immediately prior to the Effective Date shall become the directors and officers of the Surviving Corporation. The directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

     1.5 Effect of the Merger.

          (a) Assets and Rights. All rights, privileges, franchises and property of Bank or Subsidiary, and all debts and liabilities due or to become due to Bank or Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Bank or Subsidiary.

          (b) Liabilities. All debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against, Bank or Subsidiary shall be and become the debts, liabilities, obligations or, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

          (c) Creditor’s Rights and Liens. All rights of creditors of Bank or Subsidiary, and all liens upon the property of Bank or Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

          (d) Pending Actions. Any action or proceeding pending by or against Bank or Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment with the right to appeal or review as in other cases as if the merger had not taken place or the Surviving Corporation may be substituted for Bank or Subsidiary, as the case may be.

     1.6 Further Assistance. Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments, transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes thereof.

Section 2. Capital Stock of the Surviving Corporation.

     2.1 Stock of Subsidiary. The shares of common stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by Holding Company for shares of fully paid common stock of Bank as the Surviving Corporation.

     2.2 Stock of First California Bank. All shares of common stock of Bank issued and outstanding immediately prior to the Effective Date shall upon the Effective Date, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into an equal number of shares of fully paid and non-assessable common stock of Holding Company.

     2.3 Exchange of Stock. Upon the merger becoming effective:

          (a) The shareholders of Bank of record at the time the merger becomes effective, for each share of common stock of Bank then held by them, shall be allocated and entitled to receive one share of the common stock of Holding Company;

          (b) Holding Company shall issue the shares of its common stock which the shareholders of Bank shall be entitled to receive; and

          (c) Outstanding certificates representing shares of the common stock of Bank shall thereafter represent shares of the common stock of Holding Company, and such certificates may, but need not, be exchanged by the holders thereof, after the merger becomes effective, for new certificates for the appropriate number of shares bearing the name of Holding Company.

     2.4 Other Rights to Stock. Upon and by reason of the merger becoming effective:

          (a) The options to purchase shares of common stock of Bank which have been granted by Bank pursuant to its Stock Option Plan shall be deemed to be options granted by Holding Company with the same terms and conditions and for the same number of shares of common stock of Holding Company. Holding Company shall issue replacement stock options for shares of its common stock so that appropriate adjustments to reflect this merger may be made to (i) the class and number of shares of common stock available for options under the Stock Option Plan and (ii) the class and number of shares and the price per share of the common stock subject to options outstanding under Bank’s Stock Option Plan.

          (b) From time to time, as and when required by the provisions of any agreement to which Bank or Holding Company shall become a party after the date hereof providing for the issuance of shares of common stock or other equity securities of Bank or Holding Company in connection with a merger into Bank or any other banking institution or other corporation, Holding Company will issue in accordance with the terms of any such agreement shares of its common stock or other equity securities as required by such agreement or in substitution for the shares of common stock or other equity securities of Bank required to be issued by such agreement, as the case may be, which the shareholders of any other such banking institution or other corporation shall be entitled to receive by virtue of any such agreement.

Section 3. Approvals

     3.1 Shareholder Approval. This Merger Agreement shall be submitted to the shareholders of Bank and Subsidiary for approval in accordance with the applicable provisions of the law.

     3.2 Dissenters’ Rights. The provisions of Chapter 13, Section 1300 et seq. of the General Corporation Law of California (dissenters’ rights) shall not apply to the shareholders of the Bank.

     3.3 Regulatory Approvals. The parties shall proceed expeditiously and cooperate fully in the procurement of any other consents and approvals and in the taking of any other action, and the satisfaction of all other requirements prescribed by law or otherwise, necessary or desirable for consummation of this merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Section 4.1(b).

Section 4. Conditions Precedent, Termination and Payment of Expenses

     4.1 Conditions Precedent to the Merger. Consummation of the merger is conditional upon:

          (a) Approval of this Merger Agreement by the shareholders of Bank and Subsidiary, as required by law;

          (b) Obtaining all other consents and approvals, and the satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the FDIC, the Commissioner and the Board of Governors of the Federal Reserve System;

          (c) Obtaining all consents or approvals, governmental or otherwise, which are, or in the opinion of counsel for Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

107

          (d) Bank’s obtaining for Holding Company, prior to the Effective Date, a letter, in form and substance satisfactory to Holding Company’s counsel, signed by each person who is an “affiliate” of Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that: (i) such person will not dispose of any shares of Holding Company’s common stock to be received pursuant to the merger, in violation of the Securities Act or the rules and regulations of the SEC promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published; and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to giving of stop-transfer instructions to Holding Company’s transfer agent with respect to such certificate(s); and

          (e) Performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

     4.2 Termination of the Merger. If any condition in Section 4.1 has not been fulfilled, or, in the opinion of a majority of the Board of Directors of any of the parties:

          (a) any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

          (b) for any other reason consummation of the merger is deemed inadvisable; then this Merger Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Merger Agreement shall be void and of no further effect, and there shall be no liability by reason of this Merger Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or stockholders.

     4.3 Expenses of the Merger. All of the expenses of the merger, including filing fees, printing costs, mailing costs, accountant’s fees and legal fees shall be borne by the Surviving Corporation. In the event the merger is abandoned for any reason, the expenses shall be paid by the Bank.

[Remainder of page left intentionally blank.]

108

     IN WITNESS WHEREOF, the parties hereto have caused this Plan of Reorganization and Merger Agreement to be executed by their duly organized officers as of the day and year first above written.

FIRST CALIFORNIA BANK

By /s/ C. G. Kum
C. G. Kum, President and Chief Executive Officer

By /s/ Thomas E. Anthony
Thomas E. Anthony, Secretary

FCB MERGER CORP.

By /s/ C. G. Kum
C. G. Kum, President and Chief Executive Officer

By /s/ Thomas E. Anthony
Thomas E. Anthony, Secretary

FCB BANCORP

By /s/ C. G. Kum
C. G. Kum, President and Chief Executive Officer

By /s/ Thomas E. Anthony
Thomas E. Anthony, Secretary

109

FIRST CALIFORNIA BANK

UNAUDITED FINANCIAL STATEMENTS

MARCH 31, 2005

CONTENTS

PAGE
UNAUDITED FINANCIAL STATEMENTS
Balance sheets	1
Statements of income	2–3
Statements of comprehensive income	4
Statements of changes in shareholders’ equity	5
Statements of cash flows	6–7
Notes to financial statements	8–10

Note: These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

FIRST CALIFORNIA BANK
BALANCE SHEETS

	March 31, 2005	December 31, 2004
	(dollars in thousands)
ASSETS
Cash and due from banks	$9,048	$7,194
Federal funds sold	4,080	4,055
Securities available-for-sale	75,005	77,345
Federal Home Loan Bank stock	1,827	1,992
Loans, net	183,241	180,527
Premises and equipment, net	4,828	4,696
Cash surrender value of life insurance	5,027	4,982
Accrued interest receivable and other assets	2,853	2,954

TOTAL ASSETS	$285,909	$283,745

LIABILITIES
Checking	$93,700	$84,699
Interest checking	21,180	21,424
Regular savings	11,771	14,639
Money market savings	49,104	52,900
Certificates of deposit, under $100,000	28,918	21,277
Certificates of deposit, $100,000 and over	27,209	32,251

Total deposits	231,882	227,190

Federal Home Loan Bank advances	30,350	32,850
Accrued interest payable and other liabilities	1,090	1,160

Total liabilities	263,322	261,200

SHAREHOLDERS’ EQUITY
Common stock, no par value, 2,500,000 authorized; 2,162,807 shares issued and outstanding at March 31, 2005 and at December 31, 2004.	11,965	11,965
Retained earnings	11,416	10,839
Accumulated other comprehensive loss	(794)	(259)

Total shareholders’ equity	22,587	22,545

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$285,909	$283,745

See accompanying notes.	1

FIRST CALIFORNIA BANK
STATEMENTS OF INCOME

	Three Months Ended March 31,
	2005	2004
	(in thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$3,002	$2,882
Taxable interest on securities	595	426
Nontaxable interest on securities	71	76
Interest on federal funds sold	28	17

Total interest income	3,696	3,401

INTEREST EXPENSE
Interest on deposits	399	296
Interest on borrowings	195	96

Total interest expense	594	392

NET INTEREST INCOME	3,102	3,009

PROVISION FOR LOAN LOSSES	122	104

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	2,980	2,905

NONINTEREST INCOME
Service charges on deposit accounts	293	249
Earnings on cash surrender value of life insurance	55	56
Commissions on brokered loans	55	18
Net gain on sales of loans	47	—
Net servicing fees	10	11
Net gain (loss) on sales of securities	0	12
Other income	56	66

Total noninterest income	516	412

See accompanying notes.	2

FIRST CALIFORNIA BANK
STATEMENTS OF INCOME

	Three Months Ended March 31,
	2005	2004
	(in thousands, except per share data)
NONINTEREST EXPENSE
Salaries and employee benefits	$1,529	$1,540
Premises and equipment	386	287
Data processing	135	195
Legal, audit, and other professional services	108	87
Printing, stationary, and supplies	46	22
Telephone	36	38
Directors’ fees	33	29
Advertising and marketing	87	63
Postage	18	19
Other expenses	187	136

Total noninterest expense	2,565	2,416

INCOME BEFORE PROVISION FOR INCOME TAXES	931	901

PROVISION FOR INCOME TAXES	354	324

NET INCOME	$577	$577

EARNINGS PER SHARE
Diluted	$0.26	$0.28
Basic	$0.27	$0.29

See accompanying notes.	3

FIRST CALIFORNIA BANK
STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended March 31,
	2005	2004
	(in thousands)
Unrealized holding gains (losses) on securities available-for-sale arising during the period	$(907)	$765

Reclassification adjustments for (gains) losses included in net income	—	(12)

OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAX	(907)	753
Income tax (expense) benefit related to items of other comprehensive income	372	(309)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	(535)	444

NET INCOME	577	577

COMPREHENSIVE INCOME	$42	$1,021

See accompanying notes.	5

FIRST CALIFORNIA BANK
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

				Accumulated
	Common Stock			Other	Total
	Shares		Retained	Comprehensive	Shareholders’
	Outstanding	Amount	Earnings	Income (Loss)	Equity
(dollars in thousands)
BALANCE, December 31, 2004	$2,162,807	$11,965	$10,839	$(259)	$22,545

Comprehensive income	—	—	577	(535)	42

BALANCE, March 31, 2005	$2,162,807	$11,965	$11,416	$(794)	$22,587

BALANCE, December 31, 2003	$1,983,508	$10,262	$8,404	$(301)	$18,365

Comprehensive income	—	—	577	444	1,021

BALANCE, March 31, 2004	$1,983,508	$10,262	$8,981	$143	$19,386

See accompanying notes.	5

FIRST CALIFORNIA BANK
STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2005	2004
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$577	$577
Adjustments to reconcile net income to net cash from operating activities:
Realized gains on sale of securities, loans, and premises and equipment	(47)	(12)
Net amortization of premiums on securities available-for-sale	114	125
Federal Home Loan Bank stock dividends	(18)	(10)
Provision for loan losses	122	104
Deferred income taxes	(4)	114
Depreciation and amortization	124	101
Net appreciation in cash surrender value of life insurance	(45)	(47)
Change in accrued interest receivable and other assets	479	(16)
Change in accrued interest payable and other liabilities	(70)	180

Net cash from operating activities	1,232	1,116

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in federal funds sold	(25)	12,955
Proceeds from maturities, calls, and paydowns of securities available-for-sale	3,843	1,894
Proceeds from sales of securities available-for-sale	(1,038)	537
Purchases of securities available-for-sale	(1,488)	(3,179)
Purchase of Federal Home Loan Bank stock	183	(208)
Net increase in loans	(2,789)	(6,658)
Purchases of premises and equipment, net	(256)	(140)

Net cash from investing activities	(1,570)	5,201

CASH FLOW FROM FINANCING ACTIVITIES
Net increase in deposits	4,692	(1,831)
Increase in Federal Home Loan Bank advances	(2,500)	(1,500)

Net cash from financing activities	2,192	(3,331)

See accompanying notes.	6

FIRST CALIFORNIA BANK
STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2005	2004
	(in thousands)
CHANGE IN CASH AND DUE FROM BANKS	$1,854	$2,986

CASH AND DUE FROM BANKS, beginning of period	7,194	7,770

CASH AND DUE FROM BANKS, end of period	$9,048	$10,756

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$235	$287
Income taxes	$142	$324

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES
Change in fair value of securities available-for- sale, net of taxes	$(535)	$444

See accompanying notes.	7

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE A — BASIS OF PRESENTATION AND MANAGEMENT REPRESENTATION

The accompanying financial statements for First California Bank should be read in conjunction with our audited financial statements for the year ended December 31, 2004. A summary of our significant accounting policies is set forth in the Notes to the Financial Statements contained therein.

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States on a basis consistent with the accounting policies reflected in the audited financial statements for the year ended December 31, 2004. They do not, however, include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments including normal recurring accruals considered necessary for a fair presentation have been included. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any other interim period or for the year as a whole.

NOTE B — EARNINGS PER SHARE

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute earnings per share. Figures are in thousands, except earnings per share data.

	For the Three Months Ended March 31,
	2005		2004
(dollars in thousands, except per share data)	Diluted	Basic	Diluted	Basic
Income available to common shareholders	$577	$577	$577	$577

Weighted average common shares outstanding	2,162,807	2,162,807	1,983,508	1,983,508

Net effect of dilutive warrants and options – based on the treasury stock method using average market price	24,801	—	109,441	—

	2,187,608	2,162,807	2,092,949	1,983,508

Earnings per share	$0.26	$0.27	$0.28	$0.29

8

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE C — SECURITIES

The amortized cost and estimated fair values of securities available-for-sale at March 31, 2005 and December 31, 2004 are summarized as follows:

March 31, 2005:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
Mortgage-backed securities	$54,574	$23	$(1,107)	$53,490
Collateralized mortgage Obligations	3,740	14	(43)	3,711
U.S. Treasury securities	2,994	0	(32)	2,962
Municipal securities	7,720	51	(75)	7,696
U.S. agency securities	7,295	—	(149)	7,146

	$76,323	$88	$(1,406)	$75,005

December 31, 2004:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
Mortgage-backed securities	$56,348	$126	$(622)	$55,852
Collateralized mortgage obligations	4,915	57	(8)	4,964
U.S. Treasury securities	2,993	—	(10)	2,983
Municipal securities	6,733	90	(16)	6,807
U.S. agency securities	6,796	—	(57)	6,739

Securities available-for-sale	$77,785	$273	$(713)	$77,345

Management has evaluated the unrealized losses on securities and determined that the decline in value at March 31, 2005 and December 31, 2004 is temporary and is related to the fluctuation in market prices since purchase.

 9

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE D — LOANS AND ALLOWANCE FOR LOAN LOSSES

The loan portfolio consists of the following:

	March 31,	December 31,
(in thousands)	2005	2004
Commercial real estate	$97,995	$83,457
Commercial loans and lines	49,935	68,996
Construction	13,337	12,330
Home equity loans and lines	7,685	2,114
Home mortgage	14,206	11,558
Installment and credit card	2,620	4,418

Total loans	185,778	182,873
Allowance for loan losses	(2,537)	(2,346)

Loans, net	$183,241	$180,527

Changes in the allowance for loan losses are as follows:

	Three Months Ended March 31,
(in thousands)	2005	2004
Beginning balance	$2,346	$2,325
Provision for loan losses	122	104
Loans charged-off	—	(14)
Recoveries on loans charged-off	68	8
Transfers to undisbursed commitment liability	—	—

Ending balance	$2,536	$2,423

10

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE E – STOCK-BASED COMPENSATION

     The Bank applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its 2003 Stock Option Plan using the intrinsic value-based method. Accordingly. Compensation costs are recognized as the difference between the exercise price of each option and the market price of the Bank’s stock at the date of each grant. Had compensation cost for the grants under the 2003 Stock Option Plan been determined consistent with the fair value-based method defined in Statement of Financial Accounting Standards (SFAS) No. 123, :Accounting for Stock-Based Compensation,” net income and earnings per common share for the three months ending March 31, 2005 and 2003 would approximate the pro forma amounts shown below (in thousands, except per share data).

	2005	2004
Net income, as reported	$577	$577
Total stock-based employee compensation expense determined under fair value-based methods for all awards, net of related tax effects	(4)	(1)

Pro forma net income	$543	$576
Earnings per share:
Diluted – as reported	$0.26	$0.28
Diluted – pro forma	$0.26	$0.28
Basic – as reported	$0.27	$0.29
Basic- pro forma	$0.26	$0.29

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the three months ending March 31, 2005 and 2004.

	2005	2004
Dividend yield	None	None
Expected life	6 years	6 years
Expected volatility	Nill	Nill
Risk-free rate	3.95%	2.87%

11

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE F – RECENTLY ISSUED ACCOUNTING STANDARDS

     In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29. This Standard modifies the accounting for nonmonetary exchanges of similar productive assets. The Company is required to adopt the Standard on July 1, 2005, and does not expect the adoption to have a material affect on its financial statements.

     In November 2004, the FASB issued FAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. This Standard requires that items such as idle facility expense and excess spoilage be recognized as current period charges. Under ARB No. 43, such costs were considered inventoriable costs unless they were considered so abnormal as to require immediate expensing. The Company is required to adopt the Standard on January 1, 2006, and does not expect the adoption to have a material affect on its financial statements.

     In March 2005, the FASB issued FIN 47 which clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement.

12

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

     Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when occurred — generally upon acquisition, construction, or development and/or through the normal operation of the asset. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005 (December 31, 2005 for the Company). The Company has not yet determined the full impact of implementing FIN 47, but it is not expected to have a material impact on the Company’s financial position, results of operations or cash flows. The Company plans to implement FIN 47 by December 31, 2005.

13

FIRST CALIFORNIA BANK

REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM
AND
FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

CONTENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Balance sheets	2
Statements of income	3 – 4
Statements of comprehensive income	5
Statements of changes in shareholders’ equity	6
Statements of cash flows	7 – 8
Notes to financial statements	9 – 30

Note: These financial statements have not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
First California Bank

We have audited the accompanying balance sheets of First California Bank as of December 31, 2004 and 2003, and the related statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of First California Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First California Bank as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Portland, Oregon
February 11, 2005

1

FIRST CALIFORNIA BANK
BALANCE SHEETS

	December 31,
	2004	2003
	(dollars in thousands)
ASSETS
Cash and due from banks	$7,194	$7,770
Federal funds sold	4,055	15,780
Securities available-for-sale	77,345	64,774
Federal Home Loan Bank stock	1,992	1,512
Loans, net	180,527	155,627
Premises and equipment, net	4,696	3,748
Cash surrender value of life insurance	4,982	4,792
Accrued interest receivable and other assets	2,954	2,282

TOTAL ASSETS	$283,745	$256,285

LIABILITIES
Checking	$84,699	$76,182
Interest checking	21,424	25,710
Regular savings	14,639	12,172
Money market savings	52,900	48,145
Certificates of deposit, under $100,000	21,277	22,223
Certificates of deposit, $100,000 and over	32,251	27,497

Total deposits	227,190	211,929

Federal Home Loan Bank advances	32,850	25,000
Accrued interest payable and other liabilities	1,160	991

Total liabilities	261,200	237,920

COMMITMENTS AND CONTINGENCIES (Notes 14 and 15)

SHAREHOLDERS’ EQUITY
Common stock, no par value, 2,500,000 authorized; 2,162,807 and 1,983,508 shares issued and outstanding at December 31, 2004 and 2003, respectively	11,965	10,262
Retained earnings	10,839	8,404
Accumulated other comprehensive loss	(259)	(301)

Total shareholders’ equity	22,545	18,365

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$283,745	$256,285

See accompanying notes.	2

FIRST CALIFORNIA BANK
STATEMENTS OF INCOME

	Years Ended December 31,
	2004	2003	2002
	(in thousands, except per share data)
INTEREST INCOME
Interest and fees on loans	$11,209	$10,938	$10,126
Taxable interest on securities	1,970	1,194	643
Nontaxable interest on securities	299	212	199
Interest on federal funds sold	74	85	232

Total interest income	13,552	12,429	11,200

INTEREST EXPENSE
Interest on deposits	1,315	1,340	2,059
Interest on borrowings	581	191	—

Total interest expense	1,896	1,531	2,059

NET INTEREST INCOME	11,656	10,898	9,141

PROVISION FOR LOAN LOSSES	418	510	510

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	11,238	10,388	8,631

NONINTEREST INCOME
Service charges on deposit accounts	1,056	965	744
Earnings on cash surrender value of life Insurance	224	260	—
Commissions on brokered loans	132	307	43
Net gain on sales of loans	87	75	119
Net servicing fees	42	34	32
Net gain (loss) on sales of securities	94	(22)	31
Other income	290	280	271

Total noninterest income	1,925	1,899	1,240

See accompanying notes.	3

FIRST CALIFORNIA BANK
STATEMENTS OF INCOME

	Years Ended December 31,
	2004	2003	2002
	(in thousands, except per share data)
NONINTEREST EXPENSE
Salaries and employee benefits	$5,373	$5,220	$4,131
Premises and equipment	1,301	972	693
Data processing	758	836	743
Legal, audit, and other professional services	418	328	326
Printing, stationary, and supplies	141	166	199
Telephone	163	161	92
Directors’ fees	128	106	103
Advertising and marketing	299	298	289
Postage	81	84	86
Other expenses	747	665	560

Total noninterest expense	9,409	8,836	7,222

INCOME BEFORE PROVISION FOR INCOME TAXES	3,754	3,451	2,649

PROVISION FOR INCOME TAXES	1,319	1,244	1,035

NET INCOME	$2,435	$2,207	$1,614

EARNINGS PER SHARE
Diluted	$1.14	$1.10	$0.86
Basic	$1.17	$1.12	$0.91

See accompanying notes.	4

FIRST CALIFORNIA BANK
STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,
	2004	2003	2002
	(in thousands)
Unrealized holding gains (losses) on securities available-for-sale arising during the period	$165	$(834)	$58

Reclassification adjustments for (gains) losses included in net income	(94)	22	(31)

OTHER COMPREHENSIVE INCOME (LOSS), BEFORE TAX	71	(812)	27
Income tax (expense) benefit related to items of other comprehensive income	(29)	330	(11)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX	42	(482)	16

NET INCOME	2,435	2,207	1,614

COMPREHENSIVE INCOME	$2,477	$1,725	$1,630

See accompanying notes.	5

FIRST CALIFORNIA BANK
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY INCOME

				Accumulated
	Common Stock			Other	Total
	Shares		Retained	Comprehensive	Shareholders’
	Outstanding	Amount	Earnings	Income (Loss)	Equity
(dollars in thousands)
BALANCE, December 31, 2001	1,562,808	$6,500	$4,583	$165	$11,248

Comprehensive income	—	—	1,614	16	1,630
Issuance of stock, net of issuance costs	400,000	3,570	—	—	3,570

BALANCE, December 31, 2002	1,962,808	10,070	6,197	181	16,448

Comprehensive income	—	—	2,207	(482)	1,725
Exercise of warrants	20,700	192	—	—	192

BALANCE, December 31, 2003	1,983,508	10,262	8,404	(301)	18,365

Comprehensive income	—	—	2,435	42	2,477
Exercise of warrants	179,299	1,703	—	—	1,703

BALANCE, December 31, 2004	2,162,807	$11,965	$10,839	$(259)	$22,545

See accompanying notes.	6

FIRST CALIFORNIA BANK
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003	2002
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,435	$2,207	$1,614
Adjustments to reconcile net income to net cash from operating activities:
Realized gains on sale of securities, loans, and premises and equipment	(181)	(53)	(150)
Net amortization of premiums on securities available-for-sale	567	327	105
Federal Home Loan Bank stock dividends	(82)	(21)	(7)
Provision for loan losses	418	510	510
Deferred income taxes	188	(39)	(89)
Depreciation and amortization	460	383	299
Net appreciation in cash surrender value of life Insurance	(190)	(234)	—
Change in accrued interest receivable and other assets	(889)	(315)	(80)
Change in accrued interest payable and other liabilities	169	313	(55)

Net cash from operating activities	2,895	3,078	2,147

CASH FLOWS FROM INVESTING ACTIVITIES
Net change in federal funds sold	11,725	(4,780)	(11,000)
Proceeds from maturities, calls, and paydowns of securities available-for-sale	16,830	14,577	15,696
Proceeds from sales of securities available-for-sale	6,098	7,541	5,008
Purchases of securities available-for-sale	(35,901)	(60,744)	(32,128)
Purchase of Federal Home Loan Bank stock	(398)	(1,331)	—
Net increase in loans	(25,231)	(15,653)	(21,280)
Purchases of premises and equipment, net	(1,408)	(906)	(1,723)
Purchase of life insurance	—	(58)	(4,500)

Net cash from investing activities	(28,285)	(61,354)	(49,927)

CASH FLOW FROM FINANCING ACTIVITIES
Net increase in deposits	15,261	25,268	47,305
Increase in Federal Home Loan Bank advances	7,850	25,000	—
Issuance of common stock, net of issuance costs	—	—	3,570
Proceeds from exercise of warrants	1,703	192	—

Net cash from financing activities	24,814	50,460	50,875

See accompanying notes.	7

FIRST CALIFORNIA BANK
STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003	2002
	(in thousands)
CHANGE IN CASH AND DUE FROM BANKS	$(576)	$(7,816)	$3,095

CASH AND DUE FROM BANKS, beginning of year	7,770	15,586	12,491

CASH AND DUE FROM BANKS, end of year	$7,194	$7,770	$15,586

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$1,519	$1,603	$2,123
Income taxes	$1,154	$1,177	$1,073

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES
Change in fair value of securities available-for- sale, net of taxes	$42	$(482)	$16

See accompanying notes.	8

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and nature of operations – First California Bank (the Bank) operates under a state charter in Ventura and Los Angeles counties, and provides a full range of banking services to individual and corporate customers through six full-service branches located in Camarillo, Oxnard, Simi Valley, Thousand Oaks, Ventura, and Westlake Village, California. As a state chartered bank, the Bank is subject to regulation by the California Department of Financial Institutions and the Federal Deposit Insurance Corporation (FDIC). The accounting and reporting policies of the Bank are in accordance with generally accepted accounting principles and conform to practices within the banking industry.

Management’s estimates and assumptions – The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets, and revenues and expenses for the reporting period. Actual results could differ significantly from those estimates. Significant estimations made by management primarily involve the calculation of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and deferred tax assets or liabilities.

Cash and due from banks – Cash and due from banks include amounts the Bank is required to maintain to meet certain average reserve and compensating balance requirements of the Federal Reserve Bank of San Francisco. As of December 31, 2004 and 2003, the Bank had reserve requirements of $569,000 and $563,000, respectively. At December 31, 2004, the Bank had cash deposits at other financial institutions in excess of FDIC insured limits. However, as the Bank places these deposits with large, well-capitalized financial institutions, management believes the risk of loss to be minimal.

Securities available-for-sale – Securities are generally classified as available-for-sale if the instrument may be sold in response to such factors as (1) changes in market interest rates and related changes in the prepayment risk, (2) need for liquidity, (3) changes in the availability of and the yield on alternative instruments, and (4) changes in funding sources and terms. Unrealized holding gains and losses, net of taxes, on securities available-for-sale are reported as other comprehensive income and carried as accumulated comprehensive income or loss within shareholders’ equity until realized. Fair values for securities are based on quoted market prices. Realized gains and losses on the sale of securities available-for-sale are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the effective interest method over the period to maturity.

1

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

     Declines in the fair value of individual securities available-for-sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. At each financial statement date, management assesses each investment to determine if investments are temporarily impaired or if the impairment is other-than-temporary based upon the positive and negative evidence available. Evidence evaluated includes, but is not limited to, industry analyst reports, credit market conditions, and interest rate trends.

     Loans, net of allowance for loan losses and unearned loan fee income – Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses and unearned loan fee income. Interest on loans is calculated by the simple-interest method on daily balances of the principal amount outstanding. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

     The Bank does not accrue interest on loans for which payment in full of principal and interest is not expected, or which payment of principal or interest has been in default 90 days or more, unless the loan is well-secured and in the process of collection. Nonaccrual loans are considered impaired loans. Impaired loans are carried at the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s market price, or the fair value of collateral if the loan is collateral dependent. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received or when the loan is removed from nonaccrual status. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for evaluation of impairment.

     The allowance for loan losses is established through a provision charged to expense. Loans are charged against the allowance when management believes that the collectibility of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower’s ability to pay. Various regulatory agencies, as a regular part of their examination process, periodically review the Bank’s allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgment of information available to them at the time of their examinations.

2

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Premises and equipment – Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 7 years for furniture and equipment, and 25 to 39 years for building premises. Leasehold improvements are amortized over the estimated life of the lease. Maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

Federal Home Loan Bank stock – The Bank’s equity investment in the Federal Home Loan Bank of San Francisco is carried at cost and classified as a restricted equity security since ownership of this instrument is restricted and there is no active trading market.

Other real estate owned – Other real estate owned, acquired through foreclosure or deeds in lieu of foreclosure, is carried at the lower of cost or estimated net realizable value. When property is acquired, any excess of the loan balance over its estimated net realizable value is charged to the allowance for loan losses. Subsequent write-downs to net realizable value, if any, or any disposition gains or losses are included in noninterest income and expense in the statements of income. The Bank did not possess any other real estate owned as of December 31, 2004 or 2003.

Income taxes – Deferred income tax assets and liabilities are determined based on the tax effects of the differences between the book and tax bases of the various balance sheet assets and liabilities. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Advertising – Advertising costs are charged to expense during the year in which they are incurred. Advertising expenses were $92,000, $94,000, and $125,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Earnings per share – Basic earnings per share is computed by dividing net income available to shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock dividends and splits. Diluted earnings per share is computed similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

3

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Stock-based compensation – The Bank applies Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its 2003 Stock Option Plan using the intrinsic value-based method. Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of the Bank’s stock at the date of each grant. Had compensation cost for the grants under the 2003 Stock Option Plan been determined consistent with the fair value-based method defined in Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” net income and earnings per common share for the years ending December 31, 2004 and 2003, would approximate the pro forma amounts shown below (in thousands, except per share data).

	2004	2003
Net income, as reported	$2,435	$2,207

Total stock-based employee compensation
Expense determined under fair value- based methods for all awards, net of related tax effects	(14)	(3)

Pro forma net income	$2,421	$2,204

Earnings per share:
Diluted – as reported	$1.14	$1.10
Diluted – pro forma	$1.13	$1.10
Basic – as reported	$1.17	$1.12
Basic – pro forma	$1.16	$1.12

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions for the years ending December 31, 2004 and 2003:

4

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

	2004	2003
Dividend yield	None	None
Expected life	6 years	6 years
Expected volatility	Nil	Nil
Risk-free rate	3.95%	2.87%

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

5

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
                  POLICIES – (continued)

Off-balance sheet financial instruments – In the ordinary course of business, the Bank enters into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. These financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. The Bank maintains an allowance for off-balance sheet items, established as an accrued liability. The allowance is an amount that management believes will be adequate to absorb possible losses associated with off-balance sheet credit risk. The evaluations take into consideration such factors as changes in the nature and volume of the commitments to extend credit and undisbursed balances of existing lines of credit and letters of credit.

Fair value of financial instruments – The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents – The carrying amounts of cash and short-term instruments approximate their fair value.

Available-for-sale and restricted equity securities – Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities, including Federal Home Loan Bank stock, approximate fair values.

Loans – For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using a discounted cash flow analysis or underlying collateral values, where applicable.

Deposits – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate money market accounts and fixed-term certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

6

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

Federal Home Loan Bank (FHLB) advances – The fair value of the Bank’s FHLB advances is estimated using a discounted cash flow analysis based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

7

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 1– ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Off-balance sheet instruments – The Bank’s off-balance sheet instruments include unfunded commitments to extend credit and standby letters of credit. The fair value of these instruments is not considered practicable to estimate because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs.

     Recently issued accounting standards – In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R) “Share-Based Payment.” This statement replaces existing requirements under SFAS No. 123, “Accounting for Stock-Based Compensation,” and eliminates the ability to account for share-based compensation transactions under APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(R) requires stock-based transactions to be recognized as compensation expense in the statement of income based on their fair values at the date of grant. The fair value should be estimated using option pricing models such as the Black-Scholes model or a binomial model. This statement is effective in 2006. At this time, the Bank does not believe the future impact on earnings to be significantly different from what has historically been reported as the pro forma effect to income in Note 1. The impact to operating and financing cash flows is not considered to be material to the financial statements.

     In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 03-3 (SOP 03-3), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” which addresses the accounting for certain loans acquired in a transfer when it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. SOP 03-3 is to be applied prospectively, effective for loans acquired in years beginning after December 15, 2004. SOP 03-3 requires acquired loans with evidence of credit deterioration to be recorded at fair value and prohibits recording any valuation allowance related to such loans at the time of purchase. This SOP limits the yield that may be accreted on such loans to the excess of the investor’s estimated cash flows over its initial investment in the loan. The excess of contractual cash flows over cash flows expected to be collected is not to be recognized as an adjustment of yield. Subsequent increases in cash flows expected to be collected are recognized prospectively through adjustment of the loan’s yield over its remaining life. Decreases in cash flows expected to be collected are recognized as impairment. Loans carried at fair value, mortgage loans held-for-sale, and loans to borrowers in good standing under revolving credit agreements are excluded from the scope of SOP 03-3. The Bank’s management does not expect the application of the provisions of this statement of position to have a material impact on the Bank’s financial statements.

     At its November 2003 meeting, the Emerging Issues Task Force (EITF) reached a consensus on Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” that certain quantitative and qualitative disclosures should be required for debt and

8

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and 124 that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The Bank adopted the disclosure requirements in fiscal year 2003. At the March 2004 meeting, the EITF reached a consensus which approved an impairment model for debt and equity securities. In FASB Staff Position (FSP) 03-01-01, issued in September 2004, the effective date for the measurement and recognition guidance contained in paragraphs 10 through 20 of Issue 03-01 was delayed. The disclosure guidance in paragraphs 21 and 22 of Issue 30-01 remains effective. The Bank has adopted the applicable disclosure provisions of Issue 03-01.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” and requires existing unconsolidated variable interest entities (VIEs) to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. This interpretation explains how to identify VIEs and how an enterprise assesses its interest in a VIE to decide whether to consolidate that entity. In December 2003, the FASB made revisions and delayed implementation of certain provisions of FIN 46. As a nonpublic entity, the Bank is now required to apply FIN 46 immediately to all unconsolidated VIEs created after December 31, 2003, and to all remaining VIEs no later than the first annual period beginning after December 15, 2004. The Bank’s management does not expect the application of the provisions of this statement to have a material impact on the Bank’s financial statements.

Reclassifications – Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to current year presentations.

9

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SECURITIES

The amortized cost and estimated fair values of securities available-for-sale at December 31, 2004 and 2003, are summarized as follows:

		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
December 31, 2004:

Mortgage-backed securities	$56,348	$126	$(622)	$55,852
Collateralized mortgage Obligations	4,915	57	(8)	4,964
U.S. Treasury securities	2,993	—	(10)	2,983
Municipal securities	6,733	90	(16)	6,807
U.S. agency securities	6,796	—	(57)	6,739

Securities available- for-sale	$77,785	$273	$(713)	$77,345

December 31, 2003:

Mortgage-backed securities	$50,066	$140	$(866)	$49,340
Municipal securities	7,195	240	(11)	7,424
U.S. agency securities	8,025	34	(49)	8,010

Securities available- for-sale	$65,286	$414	$(926)	$64,774

The securities in the table below had gross unrealized losses at December 31, 2004. Five securities have had gross unrealized losses for 12 months or more. The Bank has evaluated the unrealized losses for these mortgage-backed securities and municipal securities and determined that the decline in value at December 31, 2004, is temporary and is related to the fluctuation in market interest rates since purchase.

10

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

	Less Than 12 Months		Greater Than 12 Months
		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses
		(in thousands)
Mortgage-backed securities	$7,362	$(69)	$24,048	$(553)
Municipal securities	1,338	(8)	294	(8)
Collateralized mortgage Obligations	1,004	(8)	—	—
U.S. Treasury securities	2,983	(10)	—	—
U.S. agency securities	5,688	(57)	—	—

	$18,375	$(152)	$24,342	$(561)

The amortized cost and estimated fair value of securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value
	(in thousands)
Due in one year or less	$8,065	$8,039
Due after one year through five years	40,193	39,692
Due after five years through ten years	14,605	14,724
Due after ten years	14,922	14,890

	$77,785	$77,345

For the purpose of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted average contractual maturities of underlying collateral. Mortgage-backed securities may mature earlier than their weighted average contractual maturities because of principal prepayments.

As of December 31, 2004 and 2003, securities with an amortized cost of $54.0 million and $47.4 million, respectively, have been pledged to secure public and other deposits, as required by law, and to secure borrowing facilities with the Federal Home Loan Bank of San Francisco and the Federal Reserve Bank of San Francisco.

11

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 3 – LOANS AND ALLOWANCE FOR LOAN LOSSES

The loan portfolio consists of the following:

	2004	2003
	(in thousands)
Commercial real estate	$83,457	$87,638
Commercial loans and lines	68,996	42,076
Construction	12,330	16,540
Home equity loans and lines	2,114	5,808
Home mortgage	11,558	2,898
Installment and credit card	4,418	2,992

Total loans	182,873	157,952
Less allowance for loan losses	(2,346)	(2,325)

Loans, net	$180,527	$155,627

Nonaccrual loans had a recorded investment of $2.2 million and $2.8 million at December 31, 2004 and 2003, respectively. The Bank’s average investment in impaired loans was $2.4 million and $2.1 million during 2004 and 2003, respectively. The allowance for loan losses related to these loans at December 31, 2004 and 2003, was $436,000 and $560,000, respectively. Had the impaired loans performed according to their original terms, additional interest income of $197,000, $254,000, and $47,000 would have been recognized in 2004, 2003 and 2002, respectively. No interest income has been recognized on impaired loans during the period of impairment.

Changes in the allowance for loan losses were as follows:

	2004	2003	2002
	(in thousands)
BALANCE, beginning of year	$2,325	$1,970	$1,680
Provision for loan losses charged to expense	418	510	510
Loans charged off	(359)	(124)	(336)
Transfer to undisbursed commitment liability	(50)	(100)	—
Recoveries on loans previously charged off	12	69	116

BALANCE, end of year	$2,346	$2,325	$1,970

12

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – PREMISES AND EQUIPMENT

The major classifications of premises and equipment are summarized as follows:

	2004	2003
	(in thousands)
Land	$894	$894
Building	1,419	1,415
Furniture and equipment	3,300	2,422
Leasehold improvements	1,668	1,345
Work in progress	228	25

Total premises and equipment	7,509	6,101
Less accumulated depreciation and amortization	(2,813)	(2,353)

Premises and equipment, net	$4,696	$3,748

NOTE 5 – CERTIFICATES OF DEPOSIT

At December 31, 2004, the scheduled maturities for all certificates of deposit are as follows (in thousands):

		Under	$100,000
		$100,000	and Over	Total
Years ending December 31,	2005	$15,217	$27,051	$42,268
	2006	4,664	4,283	8,947
	2007	1,257	917	2,174
	2008	52	—	52
	2009	87	—	87

		$21,277	$32,251	$53,528

13

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 6 – LINES OF CREDIT AND BORROWED FUNDS

The Bank has lines of credit with two financial institutions providing for federal funds facilities up to a maximum of $7.0 million. The lines of credit support short-term liquidity and cannot be used for more than 1 to 15 consecutive business days, depending on the lending institution. These lines are unsecured, have no formal maturity date, and can be revoked at any time by the granting institution. At December 31, 2004 and 2003, there were no borrowings outstanding under these agreements. As a state nonmember bank, the Federal Reserve Bank of San Francisco also provides a secured borrowing facility of $800,000.

The Bank, as a member of the Federal Home Loan Bank of San Francisco (FHLB), has entered into credit arrangements with the FHLB, with maximum available borrowings of approximately $71.0 million. Borrowings under the credit arrangements are collateralized by the Bank’s FHLB stock as well as loans or other instruments which may be pledged. As of December 31, 2004, the Bank had borrowings outstanding with the FHLB as follow (in thousands):

	Maturity	Weighted Average
Amount	Year	Interest Rate
$16,050	2005	1.95%
11,550	2006	2.49%
5,250	2007	3.51%

$32,850		2.39%

NOTE 7 – INCOME TAXES

The provision for income taxes consists of the following:

	2004	2003	2002
	(in thousands)
Current:
Federal	$796	$924	$860
State	335	359	264

	1,131	1,283	1,124

Deferred:
Federal	143	(30)	(55)
State	45	(9)	(34)

	188	(39)	(89)

Provision for income taxes	$1,319	$1,244	$1,035

14

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

The net deferred tax assets, included in accrued interest receivable and other assets in the accompanying balance sheets, consists of the following:

	2004	2003
	(in thousands)
Deferred tax assets:
Allowance for loan losses	$864	$867
Net benefit for state taxes	115	123

	979	990

Deferred tax liabilities:
Depreciation and amortization	(293)	(203)
Certain prepaid assets	(170)	(136)
Other	(68)	(15)

	(531)	(354)

Net deferred tax assets	$448	$636

Management believes, based upon the Bank’s historical performance, that the deferred tax assets will be realized in the normal course of operations and, accordingly, management has not reduced deferred tax assets by a valuation allowance.

A reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

	2004	2003	2002
Tax provision at federal statutory rate	34.0%	34.0%	34.0%
State franchise tax, net of federal income tax benefit	6.9	6.6	7.2
Tax-exempt interest	(3.3)	(2.0)	(2.4)
Increase in cash surrender value of life insurance	(1.7)	(2.6)	—
Other	(0.8)	—	0.3

Effective tax rate	35.1%	36.0%	39.1%

15

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 8 – SHAREHOLDER TRANSACTIONS

On June 30, 2002, the Bank issued 400,000 shares of common stock, at an offering price of $9.00 per share, for cash consideration of $3.6 million, net of issuance costs of $30,000. For every two shares of common stock acquired, the purchaser received one warrant to purchase one additional share of common stock. Each warrant entitled the purchaser to acquire one share of common stock, either at a price of $9.25 per share from April 1, 2003, to June 30, 2003, or at a price of $9.50 per share from April 1, 2004, to June 30, 2004. In June 2003, warrants for 20,700 shares of common stock were exercised. From April to June 2004, the remaining 179,299 warrants were exercised. The shares in this private placement offering were sold primarily to directors and executive officers of the Bank, who represented a controlling interest in the Bank prior to the offering.

NOTE 9 – EARNINGS PER SHARE

Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of common stock options under the 2003 Stock Option Plan, or exercise of warrants under the June 30, 2002, private placement offering. The following table illustrates the computations of basic and diluted earnings per share for the years ended December 31, 2004, 2003, and 2002:

	2004		2003		2002
(dollars in thousands, except per share data)	Diluted	Basic	Diluted	Basic	Diluted	Basic
Income available to common shareholders	$2,435	$2,435	$2,207	$2,207	$1,614	$1,614

Weighted average common shares outstanding	2,080,142	2,080,142	1,974,286	1,974,286	1,765,548	1,765,548

Net effect of dilutive warrants and options – based on the treasury stock method using average market price	55,492	—	37,682	—	101,370	—

	2,135,634	2,080,142	2,011,968	1,974,286	1,866,918	1,765,548

Earnings per share	$1.14	$1.17	$1.10	$1.12	$0.86	$0.91

16

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 10 – STOCK OPTION PLAN

The Bank adopted the 2003 Stock Option Plan that allows for the granting of both incentive and nonstatutory stock options. The option price for incentive stock options cannot be less than 100% of the fair market value of the shares on the date of grant. The stock options expire eight years from the date of grant. The option price, number of shares granted to recipients, and duration for the plan stock options are determined and approved by the Board of Directors.

The following summarizes options available and outstanding under this plan:

				Weighted	Weighted
			Non-	Average	Average
	Total	Incentive	statutory	Exercise	Fair
	Options	Options	Options	Price	Value
Options granted in 2003:
Incentive stock options	34,250	34,250	—	$11.25	$1.77
Nonstatutory stock options	10,000	—	10,000	$11.25	$1.77

Options under grant – December 31, 2003	44,250	34,250	10,000

Options granted in 2004:
Incentive stock options	28,400	28,400	—	$20.25	$4.24
Nonstatutory stock options	10,000	—	10,000	$20.25	$4.24

Options forfeited	(4,400)	(4,400)	—	$13.09

Options under grant – December 31, 2004	78,250	58,250	20,000	$16.56

Options under grant and exercisable – December 31, 2004	—	—	—	$—

Options reserved and available for grant – December 31, 2004	121,750

17

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 10 – STOCK OPTION PLAN – (continued)

As of December 31, 2004, all options outstanding vest five years and expire eight years after the date of grant. The following table summarizes information regarding stock options outstanding at December 31, 2004:

Incentive Stock Options			Nonstatutory Stock Options
		Weighted			Weighted
		Average			Average
		Remaining			Remaining
		Contractual			Contractual
Exercise	Number	Life	Exercise	Number	Life
Price	Outstanding	(in years)	Price	Outstanding	(in years)
$11.25	31,750	6.47	$11.25	10,000	6.47
$20.25	26,500	7.31	$20.25	10,000	7.31

	58,250			20,000

Under the plan, an aggregate of no more than 200,000 shares of the Bank’s common stock are available for grant.

NOTE 11 – EMPLOYEE BENEFITS

     The Bank has adopted a 401(k) savings investment plan which allows employees to defer certain amounts of compensation for income tax purposes under Section 401(k) of the Internal Revenue Code. Essentially, all eligible employees may elect to defer and contribute up to statutory limits. The Bank may, at its discretion, make matching contributions, the total of which may not exceed 15% of eligible compensation. For the years ending December 31, 2004, 2003, and 2002, the Bank made matching contributions of approximately $89,000, $59,000, and $67,000, respectively, to the plan.

The Bank has established an employee incentive compensation program which provides eligible participants additional compensation based upon the achievement of certain Bank goals. For the years ending December 31, 2004, 2003 and 2002, additional compensation expense of approximately $270,000, $350,000, and $260,000, respectively, was recognized and paid subsequent to each year-end to eligible employees, pursuant to this program.

On December 30, 2002, the Bank purchased life insurance to support life insurance benefits for several key employees and salary continuation benefits for certain executives. As of December 31, 2004 and 2003, the cash surrender value of the life insurance was $5.0 million and $4.8 million, respectively. As of December 31, 2004, the Bank recognized a liability for salary continuation benefits of $180,000. Payments under the salary continuation plan commence when the respective executive reaches the age of 65 and continue for a period of 20 years.

18

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 12 – TRANSACTIONS WITH RELATED PARTIES

Certain directors, executive officers, and principal shareholders are customers of and have had banking transactions with the Bank, and the Bank expects to have such transactions in the future. All loans and commitments to loan included in such transactions were made in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present any other unfavorable features. Loans outstanding to directors, executive officers, principal shareholders, and companies with which they are associated totaled $510,000 at December 31, 2003. Payments on these loans totaled $510,000 and $35,000 for 2004 and 2003, respectively. There were no new advances to related parties in 2004 or 2003.

Deposits of related parties held by the Bank at December 31, 2004 and 2003, amounted to approximately $61,000 and $71,000, respectively.

NOTE 13 – CONCENTRATIONS OF CREDIT RISK

Substantially all of the Bank’s loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank’s market areas, primarily Ventura County, California. The majority of such customers are also depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers as of December 31, 2004. The Bank’s loan policies do not allow the extension of credit to any single borrower or group of related borrowers in excess of $400,000 without approval from the Bank’s loan committee.

The Bank’s investment in state and municipal securities represent general obligations and revenue bonds of agencies located in the state of California.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business to meet the financing needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and the issuance of letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

19

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – (continued)

The Bank’s exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit written, is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Bank may or may not require collateral or other security to support financial instruments with credit risk, depending on its loan underwriting guidelines.

The following summarizes the Bank’s outstanding commitments as of December 31, 2004 and 2003:

	2004	2003
	(in thousands)
Financial instruments whose contract amounts contain credit risk:
Commitments to extend credit	$63,604	$45,291
Commercial and standby letters of credit	914	1,337

	$64,518	$46,628

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank upon an extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing properties.

Letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash, marketable securities, or real estate as collateral supporting those commitments for which collateral is deemed necessary.

20

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK – (continued)

As of December 31, 2004 and 2003, the Bank maintained a reserve for undisbursed commitments of $150,000 and $100,000, respectively. The reserve is included in accrued interest payable and other liabilities on the balance sheet.

NOTE 15 – COMMITMENTS AND CONTINGENCIES

Operating lease commitments – As of December 31, 2004, the Bank leased certain properties. Future minimum lease commitments are as follows (in thousands):

Years ending December 31,	2005	$332
	2006	314
	2007	261
	2008	271
	2009	276
	Thereafter	960

		$2,414

Rental expense for all operating leases was $416,000, $268,000, and $167,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

Legal contingencies – The Bank may become a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, there are no matters presently known to the Bank that are expected to have a material adverse effect on the financial condition of the Bank.

NOTE 16 – REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on a bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

21

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 16 – REGULATORY MATTERS — (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of the most recent notification from its regulatory agencies, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum Total risk-based capital, Tier 1 risk-based capital, and Tier 1 leverage capital ratios as set forth in the table below. There are no conditions or events since that notification that management believes may have changed the Bank’s category.

					To Be Well-
			For Capital		Capitalized Under
			Adequacy		Prompt Corrective
	Actual		Purposes		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
(dollars in thousands)
December 31, 2004:
Total capital to risk-weighted Assets	$25,300	12.25%	$16,518	≥8.00%	$20,647	≥10.00%
Tier 1 capital to risk-weighted Assets	$22,804	11.04%	$8,259	≥4.00%	$12,388	≥6.00%
Tier 1 capital to average Assets	$22,804	8.61%	$10,974	≥4.00%	$13,718	≥5.00%

December 31, 2003:
Total capital to risk-weighted Assets	$20,927	11.57%	$14,467	≥8.00%	$18,084	≥10.00%
Tier 1 capital to risk-weighted Assets	$18,666	10.32%	$7,234	≥4.00%	$10,850	≥6.00%
Tier 1 capital to average Assets	$18,666	7.54%	$9,898	≥4.00%	$12,372	≥5.00%

22

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 17 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The following table estimates fair values and the related carrying amounts of the Bank’s financial instruments:

	2004		2003
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
		(in thousands)
Financial assets:
Cash and due from banks	$7,194	$7,194	$7,770	$7,770
Federal funds sold	$4,055	$4,055	$15,780	$15,780
Securities available-for-sale	$77,345	$77,345	$64,774	$64,774
Loans	$182,873	$182,492	$157,952	$160,367
FHLB stock	$1,992	$1,992	$1,512	$1,512

Financial liabilities:
Deposits	$227,190	$227,065	$211,929	$211,847
FHLB advances	$32,850	$33,301	$25,000	$24,949

     While estimates of fair value are based on management’s judgment of the most appropriate factors, there is no assurance that, were the Bank to dispose of such items at December 31, 2004, the estimated fair values would necessarily be achieved at that date, since market values may differ depending on various circumstances. The estimated fair values at December 31, 2004, should not necessarily be relied upon at subsequent dates.

In addition, other assets and liabilities of the Bank, such as property and equipment, are not defined as financial instruments and are not included in the above disclosures. Also, nonfinancial instruments typically not recognized in the financial statements, nevertheless, may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the earnings potential of loan servicing rights, the trained work force, customer goodwill, and similar items.

23

FIRST CALIFORNIA BANK
NOTES TO FINANCIAL STATEMENTS

NOTE 18 – SUBSEQUENT EVENTS

On February 2, 2005, the Bank entered into an Agreement of Merger with South Coast Bancorp, Inc. (SCB), pursuant to which SCB would merge with and into a newly formed holding company. SCB is the holding company for South Coast Commercial Bank, a community bank headquartered in Orange County, California, with two branches in the southern California communities of Irvine and Anaheim Hills. The merger is pending approval by both parties’ shareholders and regulators. SCB shareholders will receive approximately $36.0 million in cash. The Bank intends on forming a holding company and raising debt and equity capital. The Bank will be a wholly-owned subsidiary of the newly formed holding company. The transaction will be accounted for as a purchase; accordingly, the results of operations from the acquisition will be included in the consolidated financial statements of the newly formed holding company from the date of acquisition forward.

24

SOUTH COAST BANCORP, INC.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005

SOUTH COAST BANCORP, INC.

CONSOLIDATED BALANCE SHEET — UNAUDITED

	March 31, 2005	December 31, 2004
ASSETS
Cash and due from banks	$3,045,000	$1,285,000
Federal funds sold	7,500,000	7,000,000

Cash and cash equivalents	10,545,000	8,285,000

Interest earning deposits	10,422,000	12,006,000
Investment securities held to maturity	4,516,000	4,528,000

	25,483,000	24,819,000

Loans receivable	121,302,000	120,763,000
Deferred loan fees	(28,000)	(44,000)
Allowance for loan losses	(1,173,000)	(1,183,000)

Net loans receivable	120,101,000	119,536,000

Accrued interest receivable	506,000	481,000
Property and equipment, net	1,723,000	1,774,000
Other assets	149,000	115,000

Total Assets	$147,962,000	$146,725,000

LIABILITIES
Demand deposits	$3,070,000	$2,811,000
Statement of savings	26,905,000	28,572,000
Certificates of deposits	100,163,000	97,416,000

Total deposits	130,138,000	128,799,000

Accounts payable and accrued expenses	583,000	1,035,000
Deferred income taxes	2,000	2,000
Dividends payable	79,000	122,000

Total liabilities	130,802,000	129,958,000

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, no par value-authorized, 8,000,000 shares	2,265,000	2,265,000
Retained earnings	14,895,000	14,502,000

Total stockholders’ equity	17,160,000	16,767,000

Total liabilities and stockholders’ equity	$147,962,000	$146,725,000

  2

The accompanying notes are an integral part of these statements.

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS — UNAUDITED

	Three Months Ended March 31,
	2005	2004
Interest Income
Loans	$2,322,000	$2,323,000
Interest earning deposits	83,000	62,000
Investment securities	28,000	25,000
Federal funds sold	36,000	23,000

Total interest income	2,469,000	2,433,000

Interest Expense
Demand deposits	6,000	6,000
Statement savings	202,000	177,000
Certificates of deposit	825,000	716,000

Total interest expense	1,033,000	899,000

Net interest income	1,436,000	1,534,000

Credit for loan losses	(10,000)	(44,000)

Net interest income after credit for loan losses	1,446,000	1,578,000

Noninterest income
Delinquency charges	5,000	11,000
Rental income	52,000	64,000
Fee income	92,000	177,000
(Loss) gain on sale of assets	—	—
Net gain on sales of loans held for sale	—	—
Other	2,000	2,000

Total noninterest income	151,000	254,000

Noninterest expense
Salaries and wages	577,000	667,000
General and administrative	268,000	207,000
Occupancy	99,000	82,000

Total noninterest expense	944,000	956,000

Earnings before income taxes	653,000	876,000

Income taxes	23,000	31,000

Net Earnings	$630,000	$845,000

  3

The accompanying notes are an integral part of these statements.

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY — UNAUDITED

		Common	Retained
	Shares	stock	earnings	Total
Balance at December 31, 2004	3,049,504	$2,265,000	$14,502,000	$16,767,000

Net earnings			630,000	630,000

Dividend paid			(237,000)	(237,000)

Balance at March 31, 2005	3,049,504	$2,265,000	$14,895,000	$17,160,000

Balance at December 31, 2003	3,043,650	$2,181,000	$13,600,000	$15,781,000

Net earnings			845,000	845,000

Stock Grant		4,000		4,000

Dividend paid			(493,000)	(493,000)

Balance at March 31, 2004	3,043,650	$2,185,000	$13,952,000	$16,137,000

  4

The accompanying notes are an integral part of these statements.

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities	$630,000	$845,000
Net earnings
Adjustments to reconcile net earnings to net provided
By operating activities
Depreciation	44,000	31,000
Credit for loan losses	(10,000)	(44,000)
Amortization of premiums and discount investments	12,000	(57,000)
Loss (gain) on sale of property and equipment	—	—
Stock compensation expense	—	4,000
Loans held for sale, net	—	—
Decrease in unearned finance charges	(16,000)	16,000
Provision (credit) for deferred income taxes	—	—
(Increase) decrease in accrued interest receivable	(25,000)	(6,000)
Increase in other assets	(34,000)	(54,000)
Decrease in accounts payable and accrued expenses	(495,000)	(351,000)

Net cash provided by operating activities	106,000	384,000

Cash flows from investing activities
Redemption of US Treasury Notes	—	—
Purchase of US Treasury Notes	—	—
(Increase) decrease in interest deposits	1,584,000	(3,267,000)
Loan originations and principal collections, net	(539,000)	3,901,000
Increase (decrease) in property and equipment	7,000	(54,000)
Proceeds from sale of property and equipment	—	—

Net cash used in investing activities	1,052,000	580,000

Cash flows from financing activities
Decrease (increase) in demand deposits	259,000	(650,000)
(Decrease) increase in statement savings	(1,667,000)	(1,192,000)
Increase in certificates of deposit	2,747,000	(581,000)
Stock buy out transactions	—	—
Dividends paid	(237,000)	(493,000)

Net cash provided by financing activities	1,102,000	(2,916,000)

Net (decrease) increase in cash and cash equivalents	2,260,000	(1,952,000)

Cash and cash equivalents at beginning of period	8,285,000	12,672,000

Cash and cash equivalents at end of period	$10,545,000	$10,720,000

  5

The accompanying notes are an integral part of these statements.

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — UNAUDITED

	Three Months Ended March 31,
	2005	2004
Supplemental disclosures of cash flow information
Cash paid during the period
Interest	$1,033,000	$899,000
Taxes	27,000	40,000

Supplemental schedule of noncash investing And financing activities
Dividends declared and not paid	$72,000	$164,000

  6

The accompanying notes are an integral part of these statements.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

In management’s opinion, the information and amount furnished in this report reflect all adjustments which are necessary for the fair presentation of the financial position and results of operations for the periods presented. All adjustments are of a normal and recurring nature. These financial statements should read in conjunction with the Company’s audited financial statements for the fiscal year ended December 31, 2004.

LOANS RECEIVABLE

At March 31, 2005 and December 31, 2004, real estate loans amounted to $121,302,000 and 120,763,000, respectively.

Accrued interest on loans amounted to $449,000 and $426,000 at March 31, 2005 and December 31, 2004, respectively. There were no non-accrual loans for these periods.

The following is a summary of transactions affecting the allowance for loan losses:

(in thousands)	March 31, 2005	December 31, 2004
Beginning balance	$1,183	$1,211
Credit for loan losses	(10)	(55)
Loans charged-off	—	—
Recoveries on loans charged-off	—	27

Ending balance	$1,173	$1,183

The allowance for loan losses, as a percentage of total loans, was 0.97 % at March 31, 2005 compared with 0.98% at December 31, 2004.

 7

Consolidated Financial Statements and
Report of Independent Certified Public Accountants

SOUTH COAST BANCORP, INC.

December 31, 2004 and 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
South Coast Bancorp, Inc.

     We have audited the accompanying consolidated balance sheets of South Coast Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated position of South Coast Bancorp, Inc. and subsidiaries as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Los Angeles, California
March 31, 2005

 3

SOUTH COAST BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31,

ASSETS

	2004	2003
Cash and due from banks	$1,285,000	$2,672,000
Federal funds sold	7,000,000	10,000,000

Cash and cash equivalents	8,285,000	12,672,000

Interest earning deposits	12,006,000	9,226,000
Investment securities held to maturity	4,528,000	4,005,000

	24,819,000	25,903,000
Loans receivable	120,763,000	115,968,000
Deferred loan fees	(44,000)	(322,000)
Allowance for loan losses	(1,183,000)	(1,211,000)

Net loans receivable	119,536,000	114,435,000

Accrued interest receivable	481,000	498,000
Property and equipment, net	1,774,000	1,726,000
Other assets	115,000	117,000

Total assets	$146,725,000	$142,679,000

The accompanying notes are an integral part of these statements.	4

SOUTH COAST BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31,

	2004	2003
Demand deposits	$2,811,000	$4,018,000
Statement savings	28,572,000	31,769,000
Certificates of deposits	97,416,000	89,698,000

Total deposits	128,799,000	125,485,000

Accounts payable and accrued expenses	1,035,000	1,224,000
Deferred income taxes	2,000	25,000
Dividends payable	122,000	164,000

Total liabilities	129,958,000	126,898,000

Commitments and contingencies	—	—

Stockholders’ equity
Common stock, no par value — authorized, 8,000,000 shares; issued and outstanding, 3,049,504 and 3,043,650 shares at December 31, 2004 and 2003, respectively	2,265,000	2,181,000
Retained earnings	14,502,000	13,600,000

Total stockholders’ equity	16,767,000	15,781,000

Total liabilities and stockholders’ equity	$146,725,000	$142,679,000

The accompanying notes are an integral part of these statements.	5

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31,

	2004	2003
Interest income
Loans	$9,075,000	$9,445,000
Interest earning deposits	308,000	308,000
Investment securities	94,000	123,000
Federal funds sold	105,000	92,000

Total interest income	9,582,000	9,968,000

Interest expense
Demand deposits	24,000	52,000
Statement savings	773,000	793,000
Certificates of deposit	2,976,000	2,868,000

Total interest expense	3,773,000	3,713,000

Net interest income	5,809,000	6,255,000

Credit for loan losses	(55,000)	(4,000)

Net interest income after credit for loan losses	5,864,000	6,259,000

Noninterest income
Delinquency charges	37,000	34,000
Rental income	194,000	264,000
Fee income	481,000	409,000
(Loss) gain on sale of assets	(9,000)	38,000
Net gain on sales of loans held for sale	—	516,000
Other	12,000	10,000

Total noninterest income	715,000	1,271,000

Noninterest expense
Salaries and wages	2,394,000	2,582,000
General and administrative	792,000	926,000
Occupancy	372,000	380,000

Total noninterest expense	3,558,000	3,888,000

Earnings before income taxes	3,021,000	3,642,000

Income taxes	106,000	127,000

NET EARNINGS	$2,915,000	$3,515,000

The accompanying notes are an integral part of these statements.

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the two years ended December 31, 2004

		Common	Retained
	Shares	stock	Earnings	Total
Balance at December 31, 2002	3,166,400	$2,234,000	$12,803,000	$15,037,000

Net earnings	—	—	3,515,000	3,515,000

Stock grants	2,250	11,000	—	11,000

Stock buyout	(125,000)	(64,000)	(592,000)	(656,000)

Dividend paid	—	—	(2,126,000)	(2,126,000)

Balance at December 31, 2003	3,043,650	2,181,000	13,600,000	15,781,000

Net earnings	—	—	2,915,000	2,915,000

Stock grants	15,854	89,000	—	89,000

Stock buyout	(10,000)	(5,000)	(80,000)	(85,000)

Dividend paid	—	—	(1,933,000)	(1,933,000)

Balance at December 31, 2004	3,049,504	$2,265,000	$14,502,000	$16,767,000

The accompanying notes are an integral part of these statements.

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31,

	2004	2003
Cash flows from operating activities
Net earnings	$2,915,000	$3,515,000
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation	151,000	162,000
Credit for loan losses	(55,000)	(4,000)
Amortization of premiums and discount investments	(13,000)	3,000
Loss (gain) on sale of property and equipment	9,000	(38,000)
Stock compensation expense	89,000	11,000
Loans held for sale, net	—	2,536,000
Decrease in unearned finance charges	(278,000)	(16,000)
Provision (credit) for deferred income taxes	(23,000)	(89,000)
Decrease in accrued interest receivable	17,000	26,000
Decrease in other assets	2,000	15,000
Decrease in accounts payable and accrued expenses	(189,000)	(5,000)

Net cash provided by operating activities	2,625,000	6,116,000

Cash flows from investing activities
Redemption of U.S. Treasury Notes	2,500,000	2,000,000
Purchase of U.S. Treasury Notes	(3,010,000)	(2,000,000)
(Increase) decrease in interest deposits	(2,780,000)	2,597,000
Loan originations and principal collections, net	(4,768,000)	(10,900,000)
Purchase of property and equipment	(222,000)	(96,000)
Proceeds from sale of property and equipment	14,000	84,000

Net cash used in investing activities	8,266,000)	(8,315,000)

SOUTH COAST BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — CONTINUED

Year ended December 31,

	2004	2003
Cash flows from financing activities
Decrease in demand deposits	$(1,207,000)	$(782,000)
(Decrease) increase in statement savings	(3,197,000)	(1,305,000)
Increase in certificates of deposit	7,718,000	10,312,000
Stock buyouts	(85,000)	(656,000)
Dividends paid	(1,975,000)	(2,127,000)

Net cash provided by financing activities	1,254,000	5,442,000

Net (decrease) increase in cash and cash equivalents	(4,387,000)	3,243,000

Cash and cash equivalents at beginning of year	12,672,000	9,429,000

Cash and cash equivalents at end of year	$8,285,000	$12,672,000

Supplemental disclosures of cash flow information
Cash paid during the year
Interest	$3,768,000	$3,731,000

Income taxes	$108,000	$104,000

Supplemental schedule of noncash investing and finance activities
Dividends declared and not paid	$122,000	$164,000

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General

     South Coast Bancorp, Inc. (“Bancorp”) was incorporated on February 22, 1978. The Bancorp’s only active subsidiary is South Coast Commercial Bank (“Bank”). The Bank was incorporated on February 22, 1978 and was certificated by the State of California Department of Corporations on March 20, 1980, at which time it commenced operations as an industrial loan company. On March 11, 1985, the Bank obtained insurance of its customer deposit accounts by the Federal Deposit Insurance Corporation (“FDIC”). Effective January 1, 1997, the Bank converted its charter from a thrift and loan association to a commercial bank.

     The Bank conducts a commercial banking business in the State of California. The Bank issues demand deposit accounts, passbook savings and certificates of deposit. In addition, the Bank is subject to the regulatory requirements of the FDIC and the California Department of Financial Institutions.

     The consolidated financial statements include the accounts of South Coast Bancorp, Inc. and its wholly-owned subsidiaries, South Coast Commercial Bank and SC Financial (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated.

B. Use of Estimates

     The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America applicable to depository institutions. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date, and revenues and expenses for the periods presented. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

C. Investments

     The Company classifies investment securities as held to maturity at time of purchase.

     Investment securities held to maturity are those securities management has the positive intent and ability to hold to maturity. These securities are reported at amortized cost and any premium or discount is amortized using the interest method over the life of the security.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

D. Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Loans Receivable

     Loans receivable consist primarily of commercial real estate loans.

     The Company’s loan portfolio is collateralized primarily by commercial, retail and industrial properties located throughout Southern California. Although the Company has a diversified portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent upon the economy of Southern California.

     Loans receivable are recorded at amortized cost. All origination fees and direct costs associated with lending are netted, deferred and amortized to operations as an adjustment to yield over the respective lives of the loans using the interest method. Amortization of net origination fees and direct costs associated with a loan ceases once that loan is placed on nonaccrual status. Loans originated and intended for sale in the secondary market are recorded at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

     Income reported for interest earning real estate loans is recorded on the accrual basis in accordance with the terms of the loans.

     Loans whose payments are 90 days or more past due cease to accrue interest and uncollected interest on such loans is reversed. Subsequent payments are either recognized, in part, as interest income or credited to the loan principal based on management’s determination of the ultimate collectibility of the loan.

F. Allowance for Loan Losses

     The Company considers a loan to be impaired when, based upon current information and events, it believes it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company ceases to accrue interest on impaired loans when full payment of principal and interest is not expected and such loans are not performing or are greater than 90 days delinquent and therefore meet the criteria for nonaccrual status.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

G. Allowance for Loan Losses (continued)

     The Company bases the measurement of loan impairment on the fair value of the loans’ collateral. Impairment losses are included in the allowance for loan losses through a charge to provision for loan losses. Adjustments to impairment losses due to changes in the fair value of impaired loans’ collateral are included in the provision for loan losses.

     The allowance for loan losses is maintained by additions charged to operations as provisions for loan losses and by loan recoveries, with actual losses charged as reductions to the allowance. There are three basic elements to the Company’s process for evaluating the adequacy of the allowance for loan losses: first, the identification of impaired loans; second, the establishment of appropriate loan loss allowances once individual specific impaired loans are identified; and third, a methodology for estimating loan losses based on the inherent risk in the remainder of the loan portfolio. Loss allowances are established for specifically identified impaired loans based on the fair value of the underlying collateral property.

     Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans receivable which are deemed probable and can be reasonably estimated, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

H. Property and Equipment

     Property and equipment are recorded at cost. The Company’s building is depreciated on a straight-line basis over an estimated useful life of thirty years. Furniture and fixtures is depreciated on a straight-line basis over an estimated useful life of five years. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the useful life of the improvements. For income tax purposes, property and equipment is depreciated on the Modified Accelerated Recovery Cost System.

I. Stock Grants

     Stock grants are valued at fair market value at the time of grant as estimated by management and treated as compensation expense.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

J. Income Taxes

Effective January 1, 2002, the Company, with the consent of its shareholders, elected to be taxed as an S Corporation under sections of the Internal Revenue Code and state income tax laws.

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the statement of earnings in the period that includes the enactment date.

K. Related Party Transactions

The Company has a policy of not granting loans to principal officers, directors and their affiliates.

L. Recent Accounting Pronouncements

In December 2003, the “Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, “Consolidation of Variable Interest Entities”—an interpretation of Accounting Research Bulletin (“ARB”) No. 51. This Interpretation defines a variable interest entity and provides that if a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities and results of the activities of the variable interest entity should be included in consolidated financial statements with those of the business enterprise. Furthermore, the FASB indicated that the voting interest approach of ARB No. 51 is not effective in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risk. This Interpretation became applicable immediately to variable interest entities created or in which an interest was acquired after January 31, 2004, and beginning after June 15, 2004, in the case of variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2004.

In January 2004, subsequent to the issuance of FIN 46, the FASB issued a revised interpretation, the provisions of which were required to be applied to certain variable interest entities by March 31, 2004. However, the adoption of FIN 46 and its revisions did not have a material impact on the Company’s financial statements.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

M. Recent Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123, (revised 2004), “Share-Based Payment”. SFAS No. 123R, which supersedes Accounting Principle Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, requires entities that grant stock options and shares to employees to recognize the fair value of those options and shares as compensation over the service (vesting) period in their financial statements; pro forma disclosure will no longer be permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The adoption of SFAS No. 123R is not expected to have a material impact on the Company’s financial statements.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29”. SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of the provisions of SFAS No. 153 is not expected to have a material impact on the Company’s financial statements.

N. Reclassifications

Certain reclassifications have been made to prior year’s balances to conform to the December 31, 2004 presentation.

NOTE 2 — INVESTMENT SECURITIES

     The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value on investment securities held to maturity at December 31:

2004
		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gain	loss	Fair value
U.S. Treasury Notes	$4,528,000	$1,000	$24,000	$4,505,000

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 2 — INVESTMENT SECURITIES — Continued

2003
		Gross	Gross
	Amortized	unrealized	unrealized
	Cost	gain	loss	Fair value
U.S. Treasury Notes	$4,005,000	$28,000	$1,000	$4,032,000

     At December 31, 2004, U.S. Treasury Notes have scheduled maturities as follows:

	Amortized
	Cost	Fair value
One year or less	$1,500,000	$1,494,000
One to five years	3,028,000	3,011,000

	$4,528,000	$4,505,000

     Accrued interest on investment securities and interest earning deposits amounted to $55,000 and $39,000 at December 31, 2004 and 2003, respectively.

NOTE 3 — LOANS RECEIVABLE

     At December 31, 2004 and 2003, real estate loans amounted to $120,763,000 and $115,968,000, respectively.

     Accrued interest on loans amounted to $426,000 and $459,000 at December 31, 2004 and 2003, respectively. There were no non-accrual loans as of December 31, 2004. Non-accrual loans as of December 31, 2003 were $78,000.

     The aggregate recorded investment in impaired loans at December 31, 2004 and 2003 was $0 and $78,000, respectively, with specific reserves of $0 and $4,000, respectively. The average net recorded investment in impaired loans was $13,000 and $77,000 during 2004 and 2003, respectively. Interest income recorded on impaired loans amounted to $0 and $33,000 for the years ended December 31, 2004 and 2003. There were no amounts charged off during December 31, 2004 and 2003 in connection with impaired loans.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 3 — LOANS RECEIVABLE – Continued

     The following is a summary of transactions affecting the allowance for loan losses:

	2004	2003
Balance at beginning of year	$1,211,000	$1,199,000

Credit for loan losses	(55,000)	(4,000)
Recoveries on amounts charged off	27,000	16,000

Balance at end of year	$1,183,000	$1,211,000

NOTE 4 — PROPERTY AND EQUIPMENT

     Property and equipment at December 31, is summarized as follows:

	2004	2003
Land	$637,000	$637,000
Building	1,288,000	1,277,000
Furniture and fixtures	1,040,000	1,065,000
Leasehold improvements	341,000	180,000

	3,306,000	3,159,000
Less accumulated depreciation	(1,532,000)	(1,433,000)

Balance at end of year	$1,774,000	$1,726,000

     Depreciation expense was $151,000 and $162,000 for the years ended December 31, 2004 and 2003, respectively.

NOTE 5 — DEPOSITS

     Deposits at December 31 are summarized as follows:

	2004	2003
Certificates of deposit
Consumer	$77,718,000	$69,789,000
IRA	9,069,000	8,420,000
Business	10,629,000	11,489,000

	$97,416,000	$89,698,000

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 5 — DEPOSITS

     Certificates of deposit have scheduled maturities as follows:

Year ending December 31:
2005	$59,686,000
2006	9,572,000
2007	12,823,000
2008	6,468,000
2009	8,867,000

$97,416,000

     The aggregate amount of statement savings and certificates of deposit denominated in amounts of $100,000 or more was $44,408,000 and $27,671,000 at December 31, 2004 and 2003, respectively. Certificates of deposit denominated in amounts of $100,000 or more was $36,859,000 and $19,410,000 as of December 31, 2004 and 2003, respectively. Interest expense for certificates of deposit denominated in amounts of $100,000 or more was approximately $1,191,000 and $1,091,000 for the years ended December 31, 2004 and 2003, respectively.

     In the ordinary course of business, the Bank has deposits from related parties and affiliates with which they are associated. These deposits are accepted under terms that are consistent with the Bank’s normal policies. Deposits from related parties were approximately $701,000 and $702,000 at December 31, 2004 and 2003, respectively.

NOTE 6 — INCOME TAXES

     Effective January 1, 2002, the Bank elected to be taxed as an S Corporation under sections of the Internal Revenue Code and state income tax laws. These laws provide that, in lieu of corporation income taxes, the shareholder separately accounts for its share of the Bank’s income, deductions, losses and credits. As a result, no corporate income taxes have been provided in the accompanying 2004 and 2003 financial statements except for certain state income taxes and federal taxes on built-in-gains.

     Built-in-gains taxes apply to sales or realization of assets, during the first 10 years of the S Corporation election that had a fair value greater than their tax basis at the time of the election. The tax is computed at the maximum corporate tax rate, currently 35% of the difference between the fair value of the asset over the income tax basis of the asset.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 6 — INCOME TAXES

     The components of the income tax provision for the years ended December 31, are as follows:

	2004
	Current	Deferred	Total
Federal	$—	$—	$—
State	129,000	(23,000)	106,000

	$129,000	$(23,000)	$106,000

	2003
	Current	Deferred	Total
Federal	$60,000	$(65,000)	$(5,000)
State	156,000	(24,000)	132,000

	$216,000	$(89,000)	$127,000

     Income taxes (payable) receivable was ($9,000) and $(30,000) as of December 31, 2004 and 2003, respectively.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2004	2003
Deferred tax assets:
Allowance for loan losses	$41,000	$42,000
Property and equipment	—	1,000

Total gross deferred tax assets	41,000	43,000

Deferred tax liabilities:
Property and equipment	1,000	—
Bad debt recapture	23,000	22,000
Deferred loan origination fees and costs	19,000	46,000

Total gross deferred tax liabilities	43,000	68,000

Net deferred tax liabilities	$2,000	$25,000

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 7 — STOCKHOLDERS’ EQUITY

     A. Stock Grants

     The Bancorp granted 15,854 and 2,250 shares of common stock during the years ended 2004 and 2003, respectively. These stock grants were valued at $89,000 and $11,000 which, was charged to salaries and wages to officers.

     B. Dividends Paid

     During 2004 and 2003, the Bancorp declared dividends to its stockholders of approximately $0.74 and $0.68 per share, totaling $1,933,000 and $2,126,000, respectively, which includes $122,000 and $164,000, respectively, of dividends payable to stockholders as of December 31, 2004 and 2003, respectively.

NOTE 8 — COMMITMENTS AND CONTINGENCIES

     The Company leases certain office space under operating leases with terms of three years. Repairs, maintenance and property taxes related to lease assets are paid by the Company. Rental expense relating to these agreements totaled $111,000 and $103,000 in 2004 and 2003, respectively. These leases call for minimum annual rental payments:

Year ending December 31:
2005	$92,000
2006	49,000
2007	32,000
2008	8,000

$181,000

     The Company leases certain office space to third parties with terms from three to four years. Rental income relating to these agreements totaled $194,000 and $264,000 in 2004 and 2003, respectively. These leases call for minimum annual rental receipts:

Year ending December 31:
2005	$196,000
2006	82,000

$278,000

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 8 — COMMITMENTS AND CONTINGENCIES — Continued

     The Company has a $4,000,000 line of credit agreement, which expires in June 2005. The Company pledges all U.S. Treasury Notes as collateral for amounts borrowed on the repurchase line. At December 31, 2004 and 2003, the Company had no borrowings on the line of credit or the repurchase line and was in compliance with all covenants.

     There are no commitments to originate loans as of December 31, 2004 or 2003.

NOTE 9 — CAPITAL RESTRICTION AND REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors. The Company is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval.

     Management believes, as of December 31, 2004 and 2003, that the Bank met all capital adequacy requirements to which it is subject. Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

     As of December 31, 2004 and 2003, the most recent notification from the FDIC categorized the Bank as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized” the Bank must maintain minimum total risk-based, Tier 1 risk based and Tier 1 Leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 9 — CAPITAL RESTRICTION AND REGULATORY MATTERS — Continued

     The Bank’s actual capital amounts and ratios are presented in the table (dollar amounts in thousands).

					To be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004:

Total capital (to risk weighted assets)	$17,691	14.01%	$10,100	8.00%	$12,625	10.00%
Tier I capital (to risk weighted assets)	16,508	13.07%	5,051	4.00%	7,577	6.00%
Tier I capital (to average assets)	16,508	11.24%	5,874	4.00%	7,342	5.00%

					To be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003:

Total capital (to risk weighted assets)	$16,741	15.23%	$8,794	8.00%	$10,992	10.00%
Tier I capital (to risk weighted assets)	15,530	14.13%	4,396	4.00%	6,594	6.00%
Tier I capital (to average assets)	15,530	11.25%	5,522	4.00%	6,902	5.00%

NOTE 10 — 401(k) PLAN

The Company’s employees are eligible to participate in the Company’s 401(k) plan, which allows participants to contribute from 1% to 15% of their annual salary. The Company matches 50% of these contributions up to 6% of the employees’ annual salary. The Company’s contributions become fully vested after five years. Employees become eligible on January 1 or July 1 following the end of their probationary period and may change their contribution elections semiannually. Plan expenses were $49,000 and $46,000 for the years ended December 31, 2004 and 2003, respectively.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 11 — GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative expenses for the year ended December 31, are comprised of the following:

	2004	2003
Postage and supplies	$94,000	$119,000
FDIC assessment	18,000	19,000
Data processing	83,000	73,000
Insurance and fidelity bonds	97,000	87,000
Accounting and audit services	69,000	88,000
State supervision and examination	31,000	26,000
Appraisal costs	30,000	31,000
Equipment maintenance	44,000	36,000
Automobile	22,000	18,000
Board meetings and directors’ fees	48,000	49,000
Dues and subscriptions	24,000	29,000
Promotion and advertising	120,000	174,000
Credit reports	15,000	13,000
Other	97,000	164,000

	$792,000	$926,000

NOTE 12 — DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, Disclosures about Fair Value of Financial Instruments. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 12 — DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

     Fair value information related to financial instruments is as follows at December 31:

	2004		2003
	Book	Fair	Book	Fair
	value	value	value	Value
Cash and cash equivalents	$8,285,000	$8,285,000	$12,672,000	$12,672,000
Interest earning deposits	12,006,000	12,006,000	9,226,000	9,226,000
Investment securities held to maturity	4,528,000	4,505,000	4,005,000	4,032,000
Loans receivable	120,763,000	125,755,000	115,968,000	124,718,000
Accrued interest receivable	481,000	481,000	498,000	498,000

Demand deposits	17,112,000	17,112,000	19,409,000	19,409,000
Statement savings	14,271,000	14,271,000	16,378,000	16,378,000
Certificates of deposit	97,416,000	98,765,000	89,698,000	91,636,000
Accrued interest payable	152,000	152,000	147,000	147,000

     A. Cash and Cash Equivalents

     The carrying amount for cash and cash equivalents approximates fair value because these instruments are demand deposits and do not present unanticipated interest rate or credit concerns. The carrying amount of federal funds included in cash and cash equivalents sold approximates fair value because these are overnight deposits and do not present unanticipated interest rate or credit concerns.

     B. Interest Earning Deposits

     The carrying amount approximates fair value because these certificates have maturities of one year or less and do not present unanticipated interest rate or credit concerns.

     C. Investment Securities

     The fair value of investment securities is estimated based on an average between bid and ask prices published in financial journals.

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 12 — DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

     D. Loans Receivable

     The fair value of loans receivable is estimated by a method that discounts the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and maturities. Most of the Bank’s loans receivable contain terms, which include variable interest rates with “floors” and “ceilings” as to the range of interest rate change.

     E. Accrued Interest

     The carrying amounts of accrued interest approximate their fair values.

     F. Deposits

     For statement savings and demand deposits, fair value is the amount reported as payable in the financial statements as such amounts are payable on demand. For certificates of deposit, fair value is estimated using the rates currently offered for deposits of similar remaining maturities.

NOTE 13 — PARENT ONLY FINANCIAL INFORMATION

     The following is condensed information as to the financial condition, results of operations and cash flows of the Bancorp:

Condensed Balance Sheets

	December 31,
	2004	2003
Assets

Cash	$31,000	$16,000
Certificates of deposit	225,000	225,000
Investment in subsidiaries	16,511,000	15,530,000
Dividends receivable from Bank	122,000	174,000

Total assets	$16,889,000	$15,945,000

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 13 — PARENT ONLY FINANCIAL INFORMATION — Continued

Condensed Balance Sheets

	2004	2003
Liabilities and Stockholders’ Equity

Liabilities	$122,000	$164,000

Stockholders’ equity:
Common stock	2,265,000	2,181,000
Retained earnings	14,502,000	13,600,000

Total liabilities and stockholders’ equity	$16,889,000	$15,945,000

Condensed Statements of Earnings

	Year ended December 31,
	2004	2003
Earnings
Equity in undistributed earnings of subsidiaries	$892,000	$752,000
Dividend income	2,018,000	2,756,000
Interest income	5,000	7,000

Net earnings	$2,915,000	$3,515,000

SOUTH COAST BANCORP, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 13 — PARENT ONLY FINANCIAL INFORMATION — Continued

Condensed Statements of Cash Flows

	Year ended December 31,
	2004	2003
Cash flows from operating activities:
Net earnings	$2,915,000	$3,515,000
Adjustments to reconcile net earnings to net Cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(892,000)	(752,000)
Net decrease (increase) in dividends receivable	52,000	(3,000)

Net cash provided by operating activities	2,033,000	2,760,000

Cash flows from investing activities:
Purchase of investment	—	(75,000)

Net cash used in investing activities	—	(75,000)
Cash flows from financing activities:
Stock buyout	(85,000)	(656,000)
Dividends paid	(1,975,000)	(2,127,000)

Net cash used in financing activities	(2,060,000)	(2,783,000)

Net increase (decrease) in cash	15,000	(98,000)

Cash and cash equivalents at beginning of year	16,000	114,000

Cash and cash equivalents at end of year	$31,000	$16,000

NOTE 14 — SUBSEQUENT EVENTS

     In February 2005, the Company signed a definitive agreement with First California Bank to acquire all the outstanding common stock of the Company in a cash transaction valued at approximately $36 million. The Boards of both companies have approved the transaction, which is subject to regulatory and shareholder approvals, as well as other customary conditions of closing. First California Bank is expected to form a holding company, First California Bancorp, in connection with this transaction. The transaction is expected to be completed in the second quarter of 2005.

Part II — Information Not Required in Prospectus

Item 20. Indemnification of Officers and Directors

     The Registrant’s Bylaws provide that the Registrant shall, to the maximum extent and in the manner permitted by the California Corporations Code (the “Code”), indemnify each of its directors against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director of the Registrant. Furthermore, pursuant to Registrant’s Articles of Incorporation and Bylaws, the Registrant has power to, to the maximum extent and in the manner permitted by the Code, indemnify its employees, officers and agents (other than directors) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an employee, officer or agent of Registrant.

     Under Section 317 of the Code, a corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation, except that no indemnification shall be made: (1) in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses as the court shall deem proper, (2) of amounts paid in settling or otherwise disposing of a pending action without court approval, and (3) of expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval.

     The Registrant’s Articles of Incorporation provides that to the fullest extent permitted by the Code as the same exists or may hereafter be amended, a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director. The Code permits California corporations to include in their articles of incorporation a provision eliminating or limiting director liability for monetary damages arising from breaches of their fiduciary duty. The only imitations imposed under the statute are that the provision may not eliminate or limit a director’s liability (i) for acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) for acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) for any transaction from which a director derived an improper personal benefit, (iv) for acts or omissions that show a reckless disregard for the director’s duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its shareholders, (v) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the corporation or its shareholders, (vi) under a contract or transaction between the corporation and a director or between the corporation and any corporation in which one more of its directors has a material financial interest, or (vii) for approving any of the following corporate actions: (1) the making of any distribution to its shareholders that would cause the corporation to be unable to meet its liabilities, (2) the making of any distribution to the corporation’s shareholders on any shares of its stock of any class or series that are junior to outstanding shares of any other class or series with respect to distribution of assets on liquidation if, after giving effect thereto, the excess of its assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) over its liabilities (not including deferred taxes, deferred income and other deferred credits) would be less than the liquidation preference of all shares having a preference on liquidation over the class or series to which the distribution is made; provided, however, that for the purpose of applying the aforementioned to a distribution by a corporation of cash or property in payment by the corporation in connection with the purchase of its shares, there shall be deducted from liabilities all amounts that had been previously added thereto with respect to obligations incurred in connection with the corporation’s repurchase of its shares and reflected on the corporation’s balance sheet, but not in excess of the principal of the obligations that will remain unpaid after the distribution; provided, further, that no deduction from liabilities shall occur on account of any obligation that is a distribution to the corporation’s shareholders at the time the obligation is incurred, (3)the distribution of assets to shareholders after institution of dissolution proceeding of the corporation, without paying or adequately providing for all known liabilities of the corporation, excluding any claims not filed by creditors within the time limit set by the court in a notice given to creditors under Chapters 18, 19 and 20, (4) the making of any loan to or guarantee the obligation of any director or officer, unless the transaction is approved by a majority of the shareholders to act thereon, or (5) the making of any loan to or guarantee the obligation of, any person upon the security of shares of the corporation or of its parent if the corporation’s recourse in the event of default is limited to the security for the loan or guaranty y, unless the loan or guarantee is adequately secured without considering these shares, or the loan or guaranty is approved by a majority of the shareholders entitled to act thereon.

     Registrant is insured against liabilities which it may incur by reason of its indemnification of officers and directors in accordance with its Bylaws and it is anticipated that the Registrant will assume that policy on its and Registrant’s behalf.

     In___200___, Registrant entered into Indemnification Agreements with each of its executive officers and directors pursuant to which Registrant agreed to indemnify each executive officer and director for expenses, judgments, fines, settlements and other amounts incurred in connection with any proceeding arising by reason of the fact that such director was an “agent” of Registrant to the fullest extent permissible under California law, subject to the terms and conditions of the Indemnification Agreements. The indemnification provisions also apply to liability under the Federal Securities Laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Registrant pursuant to the foregoing provisions, Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     At present, Registrant is not aware of any pending or threatened litigation or proceeding involving its directors, officers, employees or agents in which indemnification would be required or permitted. Registrant believes that its Articles of Incorporation and Bylaw provisions and indemnification agreements with its directors are necessary to attract and retain qualified persons as directors and officers.

     The foregoing summaries are necessarily subject to the complete text of the statute, Articles of Incorporation, Bylaws and agreements referred to above and are qualified in their entirety by reference thereto.

Item 21. Exhibits and Financial Statement Schedules

     (a) Exhibit Index

Designation	Exhibit
2	Plan of Reorganization and Merger Agreement, dated May 19, 2005, by and between First California Bank, FCB Merger Corp. and FCB Bancorp, filed as Exhibit A to the Proxy Statement/Prospectus included in this Registration Statement.

3.1*	Articles of Incorporation of FCB Bancorp

3.2*	Bylaws of FCB Bancorp

5	Opinion of Horgan, Rosen, Beckham & Coren, L.L.P., regarding the legality the securities being registered and consent

Designation	Exhibit
8*	Tax Opinion of

10.1*	FCB Bancorp 2005 Stock Option Plan

10.2*	Form of FCB Bancorp Stock Option Agreement

10.3*	Form of FCB Bancorp Indemnity Agreement

10.4*	Salary Continuation Agreement dated March ___, 2003 with C. G. Kum

10.5*	Split Dollar Life Agreement dated March ___, 2003 with C. G. Kum

10.6*	Salary Continuation Agreement dated March ___, 2003 with Thomas E. Anthony

10.7*	Split Dollar Life Agreement dated March ___, 2003 with Thomas E. Anthony

10.8*	Agreement and Plan of Reorganization by and among FCB Bancorp, SCB Merger Corp., First California Bank, South Coast Bancorp, Inc. and South Coast Commercial Bank dated February 2, 2005

23.1	Consent of Horgan, Rosen, Beckham & Coren, L.L.P. (included as part of Exhibit 5)

23.2	Consent of Moss Adams, LLP

23.3	Consent of Grant Thornton LLP

23.4*	Consent of [Tax opinion] (included as part of Exhibit 8)

24	Power of Attorney (included with Signatures)

99	Form of Proxy of First California Bank

*	To be filed by pre-effective amendment

Item 22. Undertakings

     (a) Item 512 of Regulation S-K.

     (1) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on June 30, 2005.

FCB BANCORP

By:	/s/ C. G. Kum

C. G. Kum
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints C. G. Kum and Gary M. Horgan, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Richard D. Aldridge	Director	June 30, 2005

/s/ Thomas E. Anthony	Executive Vice President and Chief Credit Officer	June 30, 2005

/s/ James O. Birchfield	Chairman of the Board	June 30, 2005

/s/ John W. Birchfield	Vice Chairman	June 30, 2005

/s/ Tenisha M. Fitzgerald	Director	June 30, 2005

/s/ C. G. Kum	Director, President and Chief Executive Officer	June 30, 2005
(Principal Executive Officer)

/s/ Syble R. Roberts	Director	June 30, 2005

/s/ Romolo Santarosa	Executive Vice President and Chief Financial Officer	June 30, 2005
(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Designation	Exhibit
2	Plan of Reorganization and Merger Agreement, dated May 19, 2005, by and between First California Bank, FCB Merger Corp. and FCB Bancorp, filed as Exhibit A to the Proxy Statement/Prospectus included in this Registration Statement.

3.1*	Articles of Incorporation of FCB Bancorp

3.2*	Bylaws of FCB Bancorp

5	Opinion of Horgan, Rosen, Beckham & Coren, L.L.P., regarding the legality the securities being registered and consent

8*	Tax Opinion of

10.1*	FCB Bancorp 2005 Stock Option Plan

10.2*	Form of FCB Bancorp Stock Option Agreement

10.3*	Form of FCB Bancorp Indemnity Agreement

10.4*	Salary Continuation Agreement dated March ___, 2003 with C. G. Kum

10.5*	Split Dollar Life Agreement dated March ___, 2003 with C. G. Kum

10.6*	Salary Continuation Agreement dated March ___, 2003 with Thomas E. Anthony

10.7*	Split Dollar Life Agreement dated March ___, 2003 with Thomas E. Anthony

10.8*	Agreement and Plan of Reorganization by and among FCB Bancorp, SCB Merger Corp., First California Bank, South Coast Bancorp, Inc. and South Coast Commercial Bank dated February 2, 2005

23.1	Consent of Horgan, Rosen, Beckham & Coren, L.L.P. (included as part of Exhibit 5)

23.2	Consent of Moss Adams, LLP

23.3	Consent of Grant Thornton LLP

23.4*	Consent of [Tax opinion] (included as part of Exhibit 8)

24	Power of Attorney (included with Signatures)

99	Form of Proxy of First California Bank

*To be filed by pre-effective amendment.